P.E. 12/31/02 AR/S

Doing what we say we will do. Setting a strategy and executing it. Having the courage to tackle tough issues. That is how Wisconsin Energy Corporation does business. By supplying reliable energy services, anticipating future needs and taking responsibility for our results, we provide stakeholders with a valued asset: accountability. Wisconsin Energy 2002

Face to Face

1-9057

03016851

2002 Summary Annual Report



As a shareholder, I want stronger financial performance

Our strategy delivered the results we promised and positioned us for continued growth.

We recorded 2002 adjusted earnings of $2.32 per share, within the range we forecast for the year and an indication that we are managing our businesses effectively. Our reported net earnings were $1.44 per share and reflect a $0.79 per share impairment charge we took in the first quarter primarily to cover the reduction in value of two Connecticut-based power plants which we sold in December 2002, as well as a non-recurring $0.09 per share charge to settle litigation over the disposal of residue from a former manufactured gas process.

Our core electric, natural gas and steam utilities posted strong results: revenues were $2.9 billion and adjusted net earnings were $306 million or $2.63 per share, compared with $281 million, or $2.38 per share in 2001. Driving the improvement: improved electric and gas margins, reflecting


We delivered

substantial core earnings growth

favorable weather conditions and lower fuel and purchased power costs, as well as a strong focus on managing financial resources effectively within the utilities.

Our WICOR Industries pump manufacturing business achieved record-breaking results. 2002 revenues reached $685 million, an increase of $100 million, or 17 percent, from the previous year. Net earnings were $36 million, a $7 million, or 24 percent, increase over 2001. Acquisitions, new product rollouts, international expansion, increased market penetration and business-wide cost reductions contributed to WICOR's robust performance.

Other reasons for Wisconsin Energy's strong showing included lower net interest costs and corporate expenses. Our debt-to-total-capital ratio declined to 62.9 percent from 65.1 percent in 2001.

With the progress we made in 2002, we expect to maintain our momentum in 2003 and beyond.



I am concerned about Wisconsin's long-term power needs

Our 10-year, $7 billion *Power the Future* plan moved forward on many fronts, setting the stage for continued progress in 2003 to meet Wisconsin's growing need for reliable, environmentally sensitive and reasonably priced electricity.

In late 2002 the Public Service Commission of Wisconsin (PSCW) approved the first of two 545-megawatt natural gas-fueled generating units at our Port Washington, Wisconsin, power plant. Construction has started on the first unit, which is expected to be on line to meet peak customer demand in the summer of 2005.

Several other *Power the Future* milestones were achieved in 2002.

- We received notice that the PSCW had all the information it needed to begin reviewing the application for the expansion of our Oak Creek Power Plant, which calls for adding three 600-megawatt coal-based generating units.
- We signed a historic Memorandum of Understanding with a coalition of customers, citizens groups, utilities and organized labor to build support for the proposal.
- We agreed to an innovative lease arrangement — with 25 and 30-year terms — between We Energies, our regulated utility, and We Power, the


We made progress

executing our *Power the Future* plan

non-utility subsidiary responsible for building and owning the new power plants. The lease structure will enable us to fund the construction of the five proposed generating units, 2,800 megawatts of capacity — providing lower energy costs to consumers — at attractive borrowing rates that will offer appropriate returns to our shareholders.

We are optimistic that we will receive a decision from the PSCW on the second phase of our *Power the Future* plan by the end of 2003 and that we will have the opportunity to continue the progress we made in 2002 in addressing the state's long-term energy needs.

In addition, the Guardian Pipeline was put into service in late 2002. That means we now have the capability to deliver an additional 750 million cubic feet of natural gas per day to customers in Wisconsin. The Guardian Pipeline benefits our customers and all natural gas consumers in the state by bringing competition to the market and providing more bargaining power for all natural gas transporters. In early 2003, we reached agreement with the Wisconsin Department of Natural Resources to construct the 35-mile We Energies natural gas lateral line connecting Guardian to our distribution system. We are hopeful the line will be in service by the end of 2003.



Our 40,000 miles of power lines deliver


electricity to over one million customers.



I want a clean, healthy environment for my family

In 2002 we took several innovative steps to demonstrate our concern for our customers by improving our environmental performance.

Chief among those actions was the progress we made in executing our *Power the Future* plan which features a range of environmental improvements, such as:

- *Fuel diversity* – including advanced coal technology — as a key element in balancing environmental concerns with Wisconsin's growing need for reliable and cost-competitive energy.
- *Investments* – Over the last four years, we have invested more than $50 million in our Oak Creek Power Plant to reduce sulfur dioxide and nitrogen oxides by greater than 60 percent. And we installed more than $70 million in emission controls on one boiler at our Pleasant Prairie Power Plant that reduces nitrogen oxide emissions by more than 80 percent.
- *Renewables* – A commitment that at least 5 percent of our retail electric energy sales will come from energy sources such as solar, wind and biomass by 2011. We even teamed with a Wisconsin duck farm to create the state's first duck manure-to-energy digester, which generates enough electricity to power about 75 homes.



We continue to find innovative ways to reduce emissions

As part of our *Power the Future* proposal to improve existing power plants, We Energies signed a ground-breaking Multi-Emission Cooperative Agreement with the Wisconsin Department of Natural Resources to voluntarily reduce emissions at its power plants by more than 50 percent over the next 10 years. Reductions may be achieved through adding emission control equipment, making changes in fuel choices and re-powering existing generating units.

At the same time we signed the agreement, we became a partner in the U.S. Environmental Protection Agency's "Climate Leaders" initiative. We will work with the agency in 2003 to set long-term greenhouse gas emission goals. In addition, as a participant in the U.S. Department of Energy's Climate Challenge program, we have realized more than 27 million tons of greenhouse gas reductions since 1995. Earlier in 2002 we received the Wisconsin Governor's Award for Excellence in Environmental Performance for an ash utilization pilot project at our Pleasant Prairie Power Plant.

At Wisconsin Energy, we believe environmental leadership makes good business sense.


I want a company

that is customer friendly

In 2002 we combined our energy services to show a single face to our electric, natural gas, steam and water customers. More important, we're making the We Energies brand one that will serve the company and its customers well today and tomorrow.

Our branding program did more than combine the names Wisconsin Electric-Wisconsin Gas and change the company's logo. We created a single, unified utility business ready for the future. And we made three promises to our residential, industrial and commercial customers indicative of a forward-looking customer-focused company:

- *Easy to do business with* – We will meet or exceed customer expectations by keeping commitments, providing new techniques and information to help customers make decisions and by being responsive to customer calls on issues ranging from billing to power outages.


We created a brand

that's easy to do business with

▫ *Planning for the future* – We will meet customers' growing needs for reliable and reasonably priced energy with programs such as *Power the Future* and the Guardian Pipeline project, which reflect our sensitivity to the environment.

▫ *Care and concern for customers* – We will improve the quality of life in areas the company serves by helping customers use energy safely and efficiently and by investing in our communities.

To help fulfill those promises, we're focusing our operations on being more customer-centered and moving our customer satisfaction commitment to every part of the organization — from call centers and billing operations to overhead repair crews, gas line services and power plant operations.

Clearly, We Energies has positioned itself to grow its business and strengthen relationships with the people we serve.


With more than 18,000 miles of natural


gas main, we serve 980,000 customers.



I seek safe, reliable energy at competitive prices

We are creating value for customers on several fronts...from improving reliability to providing excellent customer service.

The payoff: our We Energies utility won the prestigious ReliabilityOne™ Award for superior electric system reliability in the Midwest region in 2001. The award, given by PA Consulting Group, the energy industry's largest management consulting firm, was based on performance data of 21 Midwestern utilities.

In 2002 we rebuilt 540 miles of overhead power lines in targeted locations throughout our service territory. The work was part of our $2.7 billion investment to improve local power lines, neighborhood substations and the rest of our electricity delivery system to further strengthen distribution. We are also spending $1.3 billion to improve our existing power plants.

We made substantial improvements in our call centers to handle customer issues, including those about billing, power outages and related concerns. Although our electrical distribution system exceeds 99.9 percent reliability, the company has created a sophisticated outage management system to improve our ability to identify and repair outages as quickly as possible. We also launched the Current Resource program to help customers who are



We deliver value for every dollar spent on energy

very sensitive to occasional voltage variations, momentary disruptions and other power quality issues.

Moreover, we made progress in using advanced metering technology. We installed more than 200,000 automated meter reading devices which send signals remotely through a wireless network to obtain energy usage data directly on a daily basis.

On the natural gas side, we improved customer service throughout our operations. That included installing 200 miles of gas main and 220 miles of service lines. We installed more than 15,000 new meters and established some 14,000 new services. And, because the price of gas continues to be extremely volatile, we took steps to help protect our customers from price spikes in the natural gas market, including the use of long-term contracts and storage options.

Providing safe, reliable and affordable energy is more than our job... it's our promise.



What should I know about your pump manufacturing business?

Our WICOR Industries pump manufacturing business remained strong in 2002 in spite of a generally soft economy. Results from core operations were record setting, and we took several steps — such as the successful integration of new and existing facilities — to reduce costs and maximize profits.

WICOR posted record net earnings of $36 million, up from the $29 million recorded in 2001, based on record revenues of $685 million, a 17 percent increase from year-earlier levels. Several factors drove the growth, including:

- *Market share gains* – Those resulted from acquisitions, the rollout of new products from all operations and record-setting production numbers from Sta-Rite's Water Systems Business Unit.
- *Key U.S.-based acquisitions* – Vico Products MFG Co., Inc., a manufacturer of pumps and fittings for portable spas and jetted tubs, a 2001 acquisition, propelled Sta-Rite to a market leadership position in those segments. Combined with Aermotor, a manufacturer of water systems



We've grown market share, made key acquisitions and reduced costs

pumps that was acquired in 2002 and integrated into existing facilities, the two acquisitions contributed additional revenues of $50 million. They also helped us add several new customers.

- *International expansion* – Improved economic and market conditions in key global economies, stronger foreign currencies, new product introductions, the growth of current and new customers and favorable weather conditions generated improved results.

Looking ahead, we expect WICOR's cost reduction efforts, streamlined operations, continued synergy savings and improved domestic and international order rates to generate positive financial results that will keep our pump manufacturing business growing in 2003 and beyond.



We manufacture pumps and equipment for sale

in the U.S. and 100 countries around the world.

Dear Wisconsin Energy Shareholder: In 2001 we said Wisconsin Energy's growth strategy would help meet customers' energy needs and enhance shareholder value. In 2002 we kept our promises. We made substantial progress in our *Power the Future* plan, grew our core electric, natural gas and pump businesses, strengthened our balance sheet and positioned the company for further growth.

Our comprehensive performance report issued in 2002 summed up our vision for Wisconsin Energy: "A truly successful company earns a profit not at the expense of, but while working in the interests of, the Earth and society."

I'm pleased to say that we are doing just that. With $8.4 billion in assets, we are delivering value for our shareholders while addressing the needs of our customers, the environment, our employees and society — creating a stronger company and helping to build a better world.

CREATING SHAREHOLDER VALUE

In executing our growth strategy, we created value for shareholders on several fronts.

- While many other energy companies' share prices declined dramatically in 2002, Wisconsin Energy's stock price held up well, trading in the $20.17 to $26.48 range.
- For the year ended December 31, 2002, we ranked eighth out of 65 utilities nationwide in the Edison Electric Institute Index in total shareholder return — a reflection that investors are recognizing the merits of our growth strategy.
- We have outperformed the Standard & Poor's 500 Stock Index and the Dow Jones Utility Average since we announced our growth strategy in 2000.

BUILDING FINANCIAL STRENGTH

Financially, our core businesses performed well. We continued to reduce costs and manage our operations more effectively. In 2002:

- The adjusted earnings of our utility business grew substantially — $306 million in 2002 compared with $281 million in 2001.
- Our WICOR Industries pump manufacturing operations posted record revenues of $685 million and record operating income of $56 million. Despite a generally soft economy, the business benefited from key acquisitions, market penetration, new product introductions, international expansion and continued cost reductions. Given its strong performance in 2002, we remain optimistic about WICOR's short- and long-term prospects.
- Our debt-to-total-capital ratio declined to 62.9 percent from 65.1 percent in 2001.

Although our 2002 reported earnings were $1.44 per share compared to $1.86 per share in 2001, they would have been substantially higher if not for a one-time impairment charge we took to reflect softness in the market for energy assets and a non-recurring charge to settle litigation. When we eliminate non-recurring charges, our 2002 adjusted earnings were $2.32 per share compared with $2.11 per share in 2001. Our results validate what we've been saying in recent years: our growth strategy is on track, our financial plan is working and we are indeed creating the value we said we would.



RICHARD A. ABDOO
CHAIRMAN, PRESIDENT & CHIEF EXECUTIVE OFFICER

As we have improved profitability, we've continued to lower the company's risk profile by selling our non-regulated generation assets and focusing on securing regulatory approval for our new Wisconsin-based power plants. We said in our 2001 annual report that we expected to sell our Wisvest-Connecticut assets. In late 2002 we did just that – closing the sale of two fossil-fueled power plants owned and operated by our Wisvest-Connecticut subsidiary.

Since September 2000, we've received more than $1 billion in proceeds from the divestiture of non-core assets. We used the proceeds to reduce debt, strengthen our balance sheet, fund our growth initiatives and repurchase stock. We expect to continue divesting our non-core assets in 2003. And we plan to continue our share repurchase program, through which we've bought 13 million shares of Wisconsin Energy stock since announcing our growth strategy in 2000.

POWER THE FUTURE: MEETING ENERGY NEEDS

By far, our most significant 2002 achievement was the progress we made in executing our 10-year, $7 billion *Power the Future* plan. This initiative is the cornerstone of our growth strategy and the centerpiece of our commitment to add 2,800 megawatts of fuel-diverse, reasonably priced and environmentally responsible electric power in Wisconsin.

Part of our *Power the Future* proposal helps address the state's growing energy needs — including an expected 7,000 megawatt shortfall by 2016 — so Wisconsin can continue its economic development and build a stronger future for state residents.

In 2002, *Power the Future* progress continued in several ways.

- We signed a ground-breaking Memorandum of Understanding with a coalition of public power companies, citizens' organizations and organized labor. The agreement included an innovative lease arrangement that calls for our non-utility subsidiary, We Power, to build the plants and to lease them back to our utility business on a 25-year term for the gas plants and a 30-year term for the coal plants. We believe the long-term fixed nature of the lease structure should allow us to provide affordable energy prices to our customers and give us steady cash flow so we can finance the plants at a reasonable borrowing cost while still providing an appropriate return to our shareholders.
- In December 2002, we received Public Service Commission of Wisconsin (PSCW) approval for our application to build two gas-fueled, intermediate-load generating plants in Port Washington, Wisconsin. Construction has started, and we expect to have the first plant online in time to meet peak summer demand in 2005. With this project, we are replacing coal-based plants built in the 1930s with two modern, natural gas-fueled units of 545 megawatts each.

- In November, we were told by the PSCW that it had enough information to begin reviewing our application to add three clean 600-megawatt coal-fueled base-load generating units at our Oak Creek Power Plant site. Increased clean coal capacity is essential to keeping energy prices stable because of the volatility of natural gas prices and the uncertainty of long-term supply. We are optimistic that we will receive a decision on the second phase of our plan by the end of 2003.

We believe *Power the Future* will benefit the environment, the social fabric of Wisconsin and Wisconsin Energy shareholders.

PROTECTING THE ENVIRONMENT

As part of our pledge to work in the interests of the Earth, we took a number of steps to build on our decades-long environmental leadership to help make Wisconsin a cleaner and healthier place to live and work.

For example, we signed a Multi-Emission Cooperative Agreement with the Wisconsin Department of Natural Resources. We are investing $400 million to $600 million in facility improvements to voluntarily reduce emissions from our existing power plants over the next 10 years. The investment is part of the $1.3 billion earmarked in *Power the Future* to improve our generating facilities.

At the same time, we signed an agreement with the U.S. Environmental Protection Agency to become a partner in the "Climate Leaders" program. The program is a voluntary government-industry partnership that challenges businesses to develop a comprehensive greenhouse gas emissions inventory for their activities and then to set aggressive, long-term emissions reduction goals. I'm pleased to say that We Energies remains at the forefront of the global climate change issue. As a participant in a separate program, the U.S. Department of Energy's Climate Challenge, we've recorded more than 27 million tons of greenhouse gas reductions since 1995.

Another key aspect of our environmental concern is our commitment that 5 percent of our retail electric sales will come from renewable energy sources by 2011. Under our *Power the Future* plan, we are making strides to realize that goal by developing programs to promote the use of wind, solar, biomass, and other forms of alternate energy.

We've also made progress in continually improving the compatibility of our operations with the environment and being accountable for our activities. We're convinced that our environmental performance, already one of our major strengths, will be improved even more if our *Power the Future* plan is approved.

KEEPING CUSTOMER COMMITMENTS

Of course, we realize that none of our accomplishments would be possible without our customers. That's why we have made customer satisfaction a top priority and why we are gearing our entire utility business to enhancing customer service.

In 2002, we fulfilled our pledge to combine our Wisconsin-based electric and natural gas operations into a single utility business —We Energies — to provide one contact point for our customers. Under the new structure, we continued to achieve synergy savings, improved productivity and made good on our commitment to supply safe, reliable and reasonably priced energy services.

To reinforce our strong customer-focus, we created the We Energies brand, a unified identity that defines everything we do.

We Energies is more than a visual symbol that Wisconsin Electric and Wisconsin Gas are now one entity. It represents who we are:

- A company that is easy to do business with;
- one that plans for the future and has concern for the environment; and
- one that cares about customers' well being, whether that means improving reliability, restoring power or investing in the communities we serve.

As part of our customer commitment, we made substantial progress to improve reliability. Our coal and natural gas plants performed well in 2002. And the performance of our Point Beach Nuclear Power Plant was strong throughout the year, thanks to our employees and the professionals at the Nuclear Management Company. Point Beach's peak-hour capability was 100 percent during the summer. In addition, two scheduled refueling outages were completed very efficiently, given the work scope of both outages.

In terms of electric distribution, we strengthened operations considerably. We installed more than 200,000 new wireless meter reading devices, implemented outage management improvements, rebuilt 540 miles of overhead lines and improved our facilities. Moreover, we restored 99.2 percent of our customers within 24 hours after a storm, exceeding our goal of 97 percent. These efforts bore fruit in 2002 when we received the prestigious ReliabilityOne™ Award for the best electric system reliability in the Midwest Region, based on outage performance data from 21 Midwestern utilities.

Going forward, we will raise reliability to new levels. As part of our *Power the Future* initiative, we are investing $2.7 billion over 10 years on 18 new substations, 2,500 miles of new rural lines, 6,000 miles of rebuilt lines and new control technology. Part of this work involves our leadership in researching advanced technologies. We have begun a project that will take our system from an average of about one hour of outage time per customer a year to less than a minute by 2010. Imagine the impact this service will have on homes and businesses increasingly dependent on sensitive digital equipment.

On the natural gas side, we installed more than 200 miles of gas main and about 220 miles of new lines throughout our service territory. Our natural gas operations met their 95 percent target rate for responding to new-customer installation requests. They also performed better than the targets we set for emergency responses.

We're also pleased that the Guardian Pipeline, in which we have a one-third interest, went on line in December 2002, and that we reached agreement in early 2003 with the Department of Natural Resources on the 35-mile We Energies' lateral line connecting Guardian to the eastern portion of our system. The Guardian Pipeline not only will play a major role in supplying natural gas to the people of Southeastern Wisconsin but it also will help maintain gas price stability for our customers.

Our steam utility, serving more than 450 customers in the Milwaukee area, had a solid year. We provided environmentally sound supplies of process steam and chilled water at competitive prices and high degrees of reliability, exceeding customer expectations for service and value.

BENEFITING SOCIETY

While we take great pride in our financial, environmental and operational achievements, we are equally proud of how we have served society. Community leadership is something Wisconsin Energy has pursued vigorously for more than 100 years.

Although we have reduced our real estate portfolio within our WISPARK subsidiary, we continue to be an integral part of Milwaukee's ongoing redevelopment efforts with two high-profile projects. The Boston Store building downtown has been undergoing an extensive transformation to restore its former beauty on the outside and retain 650 well-paying jobs at the Saks regional headquarters in downtown Milwaukee. We are also involved in the purchase of the historic Pabst Brewery complex and the plans being developed to transform the 22-acre site into a dynamic "urban neighborhood" of the future.

The jewel of our community involvement, however, was our sponsorship of "Leonardo da Vinci and the Splendor of Poland: A History of Collecting and Patronage." This landmark showing of Polish art and masterpieces from Polish art collections — including Leonardo's world-renowned portrait, "Lady with an Ermine" — proved to be the most popular exhibit in the history of the Milwaukee Art Museum, drawing more than 150,000 visitors, many from out of state.

We also are proud of the leadership we have shown in making our business more transparent to shareholders, employees, suppliers, government officials and other stakeholders. The comprehensive performance report we issued in 2002 takes a detailed look at the company's social, environmental and economic results from 1999 to 2001. The report, available on our Web site (www.WisconsinEnergy.com), is the first of its kind to be produced by a Wisconsin utility. We hope it will serve as a model for other companies.

BUILDING A BETTER WORK PLACE

The key contributor to our success is, of course, our talented, diverse work force. That's why we strive to maintain an environment that provides opportunities for our employees to achieve their full potential.

We have improved productivity throughout the utility and achieved business-wide synergy savings. Productivity gains are essential to helping us offset rapidly rising medical costs and improving profitability. Toward that end, our utility business has increased efficiency in terms of customers per employee by nearly 10 percent. Throughout the company, our employees are working smarter and more effectively.

We Energies' safety record has improved over the last five years when measured against the Occupational Safety and Health Administration rate. In fact, we recently received the Research Champion Award from the Electric Power Research Institute for our leadership role in developing and implementing an ergonomic handbook for overhead line workers — a pioneering work in applying ergonomic theory to reduce electric utility worker injuries. We are currently working to develop ergonomic handbooks for all construction and operating personnel.

SUSTAINING MOMENTUM GOING FORWARD

Looking ahead, we expect to maintain our momentum in 2003 and beyond. A modest economic recovery should help boost our pump manufacturing growth and our electric and natural gas utility businesses.

Clearly, we have a number of challenges before us. The most important of these is securing PSCW approval for our proposed coal-based plants at our Oak Creek Power Plant site, continuing to reduce costs and growing our core businesses. Based on our 2002 performance, I am confident we will achieve our goals. We set tough targets, measured our progress and hit the mark. I believe that as we move further into the decade Wisconsin Energy has the right strategy, the right people and the right management team to make us a more successful company in our ability to serve our customers, shareholders and society in general.

I thank our customers for the privilege of serving them, our more than 9,000 employees worldwide for their commitment, hard work and dedication to helping us keep our promises and making our company a leader in its markets. I also thank you, our shareholders, for staying the course and working with us to ensure a bright future for everyone.

Sincerely,

RICHARD A. ABDOO
CHAIRMAN, PRESIDENT & CHIEF EXECUTIVE OFFICER
MARCH 12, 2003

Since 2000, Wisconsin Energy has been implementing its *Power the Future* initiative, the cornerstone of the company's growth strategy and its commitment to provide reliable, affordable and environmentally responsible electricity. The following assessment highlights the company's progress and the benefits the plan holds for customers, shareholders and employees.

Executing Our Strategy

BENEFITS



Improves ability to serve customer needs; realize synergy savings; grow earnings; enhance shareholder value

Reducing debt, strengthening balance sheet, helping to fund *Power the Future* plan

Helps meet Wisconsin's growing demand for reliable, reasonably priced electricity; addresses projected 7,000 MW shortfall by 2016; features diverse mix of fuels, including natural gas and advanced coal technology, and increased renewables to reduce overall emissions from power plants



Ensures reliable electric power to customers at reasonable prices; expected to save customers $1 billion over term of the lease; increased financial flexibility to attract capital investment

Helps clear path for proposal to proceed; ensures sufficient supplies of reliable and environmentally responsible energy at reasonable prices

Important first regulatory step in ensuring growth of new electricity supplies in Wisconsin

Gives PSCW continued oversight of lease terms, including rate of return and amount of equity to support the assets; gives WEC assurance that it can build plants at a reasonable borrowing cost while providing shareholders with an appropriate return

Helps secure labor and union support for PTF plan as the largest construction project in Wisconsin's history, representing about 1,200 new construction jobs and 15 million work hours



Moves PTF plan forward to address growing urgency of state's energy needs

Support critical to PTF plan; interests of large and small energy users taken into account; ensures surety of cash flow to gain most favorable financing for assets; will save customers money over lifetime of new generating units

Will improve overall environmental performance of plants

To set aggressive long-term goals for greenhouse gas emissions.



Demonstrates key local support

Starts next phase of PTF plan; coal units will balance customers' needs for reliable, affordable electricity with WEC's commitment to reduce overall emission rate; using advanced coal technology will remove 95% of sulfur dioxide, 85% of nitrogen oxide and 80% of mercury; proposed plants will be 50% more efficient than Port Washington plant which is being retired

Moves natural gas-powered phase of PTF ahead; route for natural gas pipeline established; will replace units built in the 1930s with clean, modern natural gas-fueled power plant

		ACTION
2000	Growth strategy unveiled	Strategic plan announced to Wall Street community
	Focus on core competencies	Build new electric generation; strengthen electric and natural gas distribution; expand pump manufacturing business
	Divest non-core assets	$1 billion of non-core energy, real estate assets divested as of December 31, 2002
	Initial *Power the Future* plan launched	$6 billion proposal to invest $1.9 billion to build 1,700 MW of new capacity in service territory; $2.7 billion to enhance distribution system; and $1.3 billion to improve existing generating facilities
2001	Enhanced *Power the Future* plan unveiled	Discussions with customer groups address urgency in addressing Wisconsin's energy needs; calls for investing $3 billion to build 2,800 megawatts of new electric generation, bringing total cost to $7 billion; lease arrangement developed; commitment to conservation, renewable energy increased
	Statutory changes approved	Joint Finance Committee unanimously approves *Power the Future* legislation; diverse fuel mix, rate stability, lease structure and investment in conservation and new technologies approved
	Limited declaratory ruling approved by PSCW	Allows WEC to proceed with plans to build two 545-MW combined cycle natural gas-fueled plants at existing Port Washington site and three 600-MW coal-based plants at Oak Creek facility
	We Power formed	Subsidiary to design, build, own, and lease new electric power plants
	Project Labor Agreement signed	Covers power plant construction with Milwaukee Building and Construction Trades Council
2002	Application filed with PSCW	WEC seeks commission approval to add 2,800 megawatts of new electric generation under lease agreement with subsidiary
	Memorandum of Understanding signed	Coalition of customer groups, utilities and municipalities supports key elements of PTF plan; agreement reached on return on equity in lease payments, equity for natural gas plants and equity for coal units
	Multi-Emission Cooperative Agreement signed	We Energies to invest $400 million to $600 million to reduce emissions at power plants over the next 10 years; part of PTF plan
	"Climate Leader" designation gained	Became a partner in U.S. Environmental Protection Agency's initiative
	Milwaukee Common Council endorses *PTF*	Unanimous support given; PSCW approval urged
	Completeness determination received	PSCW has adequate information on application to expand Oak Creek site by building three new coal-fueled plants
	Unanimous approval granted to Port Washington plants	PSCW addresses financing, engineering and environmental issues associated with plans to build the two natural gas-fueled generating units; approves return on equity of 12.7% and capital structure of 53% equity and 47% debt

Financial Review

30 Operational Highlights
31 Financial Highlights
32 Condensed Consolidated Income Statements
33 Condensed Consolidated Statements of Cash Flows
34 Condensed Consolidated Balance Sheets
36 Independent Auditors' Report and Forward-Looking Statements
37 Shareholder Services and Information
39 Board of Directors, Board Committees and Officers
40 Utility Service Areas


35,000
30,000
25,000
20,000
15,000
10,000
5,000
32,042.4
31,062.6
30,862.6

ELECTRIC UTILITY SALES (in thousands of megawatt hours)


2,250
2,000
1,750
1,500
1,250
1,000
750
1,621.5
1,997.2
2,121.3

GAS UTILITY DELIVERIES (millions of therms)


4.0
3.5
3.0
2.5
2.0
1.5
1.0
$3.4
$3.9
$3.7

TOTAL OPERATING REVENUES (billions of dollars)


8.50
8.25
8.00
7.75
7.50
7.25
7.00
$8.4
$8.3
$8.4

TOTAL ASSETS (billions of dollars)


2.00
1.75
1.50
1.25
1.00
0.75
0.50
$1.27
$1.86
$1.44

EARNINGS PER DILUTED SHARE (dollars)


2.25
2.00
1.75
1.50
1.25
1.00
0.75
$1.63
$2.11
$2.32

ADJUSTED EARNINGS PER SHARE (dollars)


60
40
20
0
-20
-40
WEC
35.55%
S&P 500 Index
-38.29
Dow Jones Utility Average
-41.45
Sept '00
Dec '02

TOTAL RETURN TO SHAREHOLDERS (%)

Start date of 9/15/00 is three trading days after Strategic Initiatives Announcement

	2000	2001	2002
GAAP Earnings Per Share	$ 1.27	$ 1.86	$ 1.44
Add Back: (Deduct)			
Valuation Charges	0.26	0.21	0.79
Gains on Asset Sales	(0.45)	(0.14)	0.00
Goodwill Amortization	0.12	0.18	0.00
Non-Recurring Charges	0.43	0.00	0.00
Litigation Settlement	0.00	0.00	0.09
Adjustments	$ 0.36	$ 0.25	$ 0.88
Adjusted Earnings Per Share	$ 1.63	$ 2.11	$ 2.32

EARNINGS PER SHARE SUMMARY (dollars)

	2002	2001	2000[a]
OPERATING DATA			
Electric Utility Sales (thousands of megawatt hours)			
Residential	8,310.9	7,773.4	7,633.2
Small Commercial / Industrial	8,719.5	8,595.4	8,524.7
Large Commercial / Industrial	11,129.6	11,177.6	11,824.0
Other	2,702.6	3,516.2	4,060.5
Total Electric Utility Sales	30,862.6	31,062.6	32,042.4
Electric Peak Demand – (megawatts)	6,231	6,298	5,960
Electric Customers – End of Year	1,078,710	1,066,275	1,048,711
Gas Utility Deliveries (millions of therms)			
Residential	817.1	756.3	569.0
Commercial / Industrial	463.1	427.7	336.5
Interruptible	29.4	25.8	24.9
Transported – Customer Owned	786.0	762.4	650.1
Interdepartmental	25.7	25.0	41.0
Total Gas Utility Deliveries	2,121.3	1,997.2	1,621.5
Gas Peak Demand (dekatherms)			
Wisconsin Electric	528,272	517,632	706,810
Wisconsin Gas	759,066	714,413	811,635
Gas Customers – End of Year	982,066	966,817	952,177
Manufacturing Operating Revenues (millions of dollars)			
Domestic	$ 507.6	$ 444.9	$ 294.1
International	177.6	140.2	88.1
Total Manufacturing Operating Revenues	$ 685.2	$ 585.1	$ 382.2
Total Employees – End of Year (Full and Part-Time)	9,258	9,459	10,458

(a) Where applicable, reflects the operations of Wisconsin Gas Company and the manufacturing segment subsequent to the merger with WICOR, Inc. on April 26, 2000.

(MILLIONS OF DOLLARS, EXCEPT FINANCIAL RATIOS AND OTHER DATA)		2002		2001		2000[a]
FINANCIAL DATA						
Total Operating Revenues	$	3,736.2	$	3,928.5	$	3,362.7
Net Income	$	167.0	$	219.0	$	154.2
Total Assets						
Utility energy segment	$	6,719.5	$	6,423.9	$	6,526.5
Non-utility energy segment		348.7		649.0		597.9
Manufacturing segment		924.5		907.9		850.2
Other		372.2		347.9		431.5
Total Assets	$	8,364.9	$	8,328.7	$	8,406.1
Total Debt (includes short-term debt, long-term debt, and current maturities of long-term debt)	$	4,023.9	$	4,272.0	$	4,174.2
Cash Provided by Operating Activities	$	711.3	$	570.6	$	461.0
Capital Expenditures	$	556.8	$	672.5	$	611.0
Capitalization Ratios – End of Year						
Common Equity		33.5%		31.4%		31.4%
Preferred Stock		0.5%		0.5%		0.5%
Trust Preferred Securities		3.1%		3.0%		3.1%
Long-Term Debt *(including current maturities)*		48.0%		56.7%		43.4%
Short-Term Debt		14.9%		8.4%		21.6%
Debt Ratings[b]	Notes	Bonds	Notes	Bonds	Notes	Bonds
Moody's	A2	Aa2	A2	Aa2	—	Aa2
Standard & Poor's	A-	A	A-	A	—	AA-
Fitch	A	AA	A+	AA	—	AA
COMMON EQUITY DATA						
Earnings per Share of Common Stock						
Basic	$	1.45	$	1.87	$	1.28
Diluted	$	1.44	$	1.86	$	1.27
Return on Average Common Equity		8.1%		10.7%		7.5%
Dividends per Share of Common Stock	$	0.80	$	0.80	$	1.37
Payout Ratio (calculated using the annualized current quarterly dividend and EPS for the 12 month period)		55.6%		43.0%		63.0%
Common Stock Price per Share – End of Year Close	$	25.20	$	22.56	$	22.56
Price Earnings Ratio		17.5		12.1		17.8
Book Value per Share of Common Stock – End of Year	$	18.40	$	17.70	$	17.00
Average Common Shares Outstanding (millions)						
Basic		115.4		117.1		120.6
Diluted		116.3		117.9		121.2

(a) Where applicable, reflects the operations of Wisconsin Gas Company and the manufacturing segment subsequent to the merger with WICOR, Inc. on April 26, 2000.
(b) Senior debt ratings; Wisconsin Energy Notes first issued in 2001 and Wisconsin Electric Bonds.

Condensed Consolidated Income Statements

YEAR ENDED DECEMBER 31 (MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)	2002	2001	2000
Operating Revenues			
Utility energy	$ 2,852.1	$ 2,964.8	$ 2,556.7
Non-utility energy	167.2	337.3	372.8
Manufacturing	685.2	585.1	382.2
Other	31.7	41.3	51.0
Total Operating Revenues	3,736.2	3,928.5	3,362.7
Operating Expenses			
Fuel and purchased power	594.1	660.1	682.1
Cost of gas sold	574.9	823.8	594.7
Cost of goods sold	513.2	434.7	282.0
Other operation and maintenance	1,046.1	978.3	942.4
Depreciation, decommissioning and amortization	320.6	342.1	336.3
Property and revenue taxes	87.8	84.6	80.3
Asset valuation charges	141.5	—	—
Total Operating Expenses	3,278.2	3,323.6	2,917.8
Operating Income	458.0	604.9	444.9
Other Income, Net	43.9	0.6	80.0
Financing Costs	229.2	246.6	244.8
Income Before Income Taxes and the Cumulative Effect of Change in Accounting Principle	272.7	358.9	280.1
Income Taxes	105.7	150.4	125.9
Income Before Cumulative Effect of Change in Accounting Principle	167.0	208.5	154.2
Cumulative Effect of Change in Accounting Principle, Net of Tax	—	10.5	—
Net Income	$ 167.0	$ 219.0	$ 154.2
Earnings Per Share Before Change in Accounting Principle			
Basic	$ 1.45	$ 1.78	$ 1.28
Diluted	$ 1.44	$ 1.77	$ 1.27
Earnings Per Share			
Basic	$ 1.45	$ 1.87	$ 1.28
Diluted	$ 1.44	$ 1.86	$ 1.27
Weighted Average Common Shares Outstanding (millions)			
Basic	115.4	117.1	120.6
Diluted	116.3	117.9	121.2

YEAR ENDED DECEMBER 31 (MILLIONS OF DOLLARS)	2002	2001	2000
Operating Activities			
Net income	**$ 167.0**	$ 219.0	$ 154.2
Reconciliation to cash			
Depreciation, decommissioning and amortization	**361.8**	377.5	372.8
Nuclear fuel expense amortization	**27.3**	32.3	27.4
Equity in (earnings) losses of unconsolidated affiliates	**(22.9)**	(26.0)	2.3
Asset valuation charges	**141.5**	—	—
Deferred income taxes. and investment tax credits, net	**(25.0)**	(12.8)	5.7
Accrued income taxes, net	**30.7**	(20.3)	15.9
Losses (gains) on asset sales	**3.6**	(27.5)	(98.7)
Change in –			
Accounts receivable and accrued revenues	**(66.8)**	187.5	(188.0)
Other accounts receivable	**116.4**	—	—
Inventories	**10.2**	(38.7)	(68.9)
Other current assets	**7.6**	62.4	22.1
Accounts payable	**4.0**	(119.2)	163.5
Other current liabilities	**(1.9)**	(108.6)	47.8
Other	**(42.2)**	45.0	4.9
Cash Provided by Operating Activities	**711.3**	570.6	461.0
Investing Activities			
Capital expenditures	**(556.8)**	(672.5)	(611.0)
Acquisitions and investments	**(39.7)**	(35.7)	(1,234.7)
Proceeds from asset sales and divestitures, net	**310.0**	294.4	408.4
Other	**(79.3)**	(65.3)	(83.2)
Cash Used in Investing Activities	**(365.8)**	(479.1)	(1,520.5)
Financing Activities			
Issuance of common stock	**52.6**	51.6	89.3
Repurchase of common stock	**(52.3)**	(133.6)	(100.8)
Dividends paid on common stock	**(92.4)**	(93.8)	(165.3)
Issuance of long-term debt	**46.8**	1,313.7	513.9
Retirement of long-term debt	**(485.6)**	(98.2)	(137.4)
Change in short-term debt	**182.0**	(1,124.7)	826.8
Cash (Used in) Provided by Financing Activities	**(348.9)**	(85.0)	1,026.5
Change in Cash and Cash Equivalents	**(3.4)**	6.5	(33.0)
Cash and Cash Equivalents at Beginning of Year	**47.0**	40.5	73.5
Cash and Cash Equivalents at End of Year	**$ 43.6**	$ 47.0	$ 40.5
Supplemental Information - Cash Paid For			
Interest, net of amount capitalized	**$ 235.6**	$ 228.3	$ 223.6
Income taxes, net of refunds	**$ 90.9**	$ 166.8	$ 82.4

DECEMBER 31 (MILLIONS OF DOLLARS)	2002	2001
ASSETS		
Property, Plant and Equipment		
Utility energy	$ 7,368.7	$ 7,075.3
Non-utility energy	182.5	21.5
Manufacturing	164.5	142.2
Other	243.0	205.6
Accumulated depreciation	(4,007.4)	(3,826.4)
	3,951.3	3,618.2
Construction work in progress	274.0	380.2
Leased facilities, net	110.3	116.0
Nuclear fuel, net	63.2	73.6
Net Property, Plant and Equipment	4,398.8	4,188.0
Investments		
Nuclear decommissioning trust fund	550.0	589.6
Investment in ATC	148.6	146.5
Other	158.0	154.9
Total Investments	856.6	891.0
Current Assets		
Cash and cash equivalents	43.6	47.0
Accounts receivable, net of allowance for doubtful accounts of $56.4 and $48.0	479.2	434.2
Other accounts receivable	—	116.4
Accrued revenues	209.1	178.6
Materials, supplies and inventories	455.1	431.0
Assets held for sale	—	403.1
Prepayments	85.1	83.7
Deferred income taxes – current	59.1	8.7
Other	8.5	12.2
Total Current Assets	1,339.7	1,714.9
Deferred Charges and Other Assets		
Deferred regulatory assets	650.6	324.9
Goodwill, net	833.1	832.1
Other	286.1	377.8
Total Deferred Charges and Other Assets	1,769.8	1,534.8
Total Assets	$ 8,364.9	$ 8,328.7

DECEMBER 31 (MILLIONS OF DOLLARS)	2002	2001
CAPITALIZATION AND LIABILITIES		
Capitalization		
Common equity	$ 2,139.4	$ 2,056.1
Preferred stock of subsidiary	30.4	30.4
Company-obligated mandatorily redeemable preferred securities of subsidiary trust holding solely debentures of the Company	200.0	200.0
Long-term debt	3,030.5	3,237.3
Total Capitalization	5,400.3	5,523.8
Current Liabilities		
Long-term debt due currently	40.3	484.3
Short-term debt	953.1	550.4
Accounts payable	317.6	309.8
Accrued expenses	189.4	147.2
Other	125.5	115.4
Total Current Liabilities	1,625.9	1,607.1
Deferred Credits and Other Liabilities		
Deferred income taxes – long term	568.0	547.2
Accumulated deferred investment tax credits	70.9	75.8
Deferred regulatory liabilities	327.2	328.1
Minimum pension liability	113.5	—
Other	259.1	246.7
Total Deferred Credits and Other Liabilities	1,338.7	1,197.8
Commitments and Contingencies	—	—
Total Capitalization and Liabilities	$ 8,364.9	$ 8,328.7

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and the Stockholders of Wisconsin Energy Corporation:

We have audited the consolidated balance sheet and consolidated statement of capitalization of Wisconsin Energy Corporation and its subsidiaries (the "Company") as of December 31, 2002, and the related consolidated statements of income, common equity, and cash flows for the year then ended. Such consolidated financial statements and our report thereon dated February 7, 2003, expressing an unqualified opinion and including an explanatory paragraph concerning the Company's change in its accounting for goodwill and other intangible assets (which are not included herein), are included in Appendix B to the proxy statement for the 2003 annual meeting of stockholders. The accompanying condensed consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on such condensed consolidated financial statements in relation to the complete consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2002, and the related condensed consolidated statements of income and cash flows for the year then ended is fairly stated in all material respects in relation to the basic consolidated financial statements from which it has been derived. We have not audited the consolidated financial statements of Wisconsin Energy Corporation for the years ended December 31, 2001 and 2000, and accordingly, we express no opinion on the condensed consolidated financial statements for 2001 and 2000.

Deloitte & Touche LLP

Deloitte & Touche LLP
Milwaukee, Wisconsin
February 7, 2003

FORWARD-LOOKING STATEMENTS

Some matters discussed in this document, including estimates of future earnings, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to various risks, uncertainties and assumptions. Actual results may vary materially. Factors that could cause actual results to differ materially include, but are not limited to: general economic conditions; business, competitive and regulatory conditions in the deregulating and consolidating energy industry, in general, and in the Company's utility service territories; regulatory decisions; availability of the Company's generating facilities; changes in purchased power costs and supply availability; changes in coal or natural gas prices and supply availability; the ability to recover fuel and purchased power costs; unusual weather; risks associated with non-utility diversification; obtaining necessary regulatory approvals and investment capital to implement the Company's *Power the Future* strategy; the timing and extent to which anticipated synergy benefits from the WICOR merger are realized; disposition of legal proceedings; foreign governmental, economic, political and currency risks; continuation of the common stock repurchase plan and the other cautionary factors described in the Management's Discussion and Analysis of Financial Condition and Results of Operations in Wisconsin Energy Corporation's Form 10-K for the year ended December 31, 2002 and other factors described from time to time in the Company's reports to the Securities and Exchange Commission.

STOCK LISTING AND TRADING

Wisconsin Energy Corporation common stock, ticker symbol WEC, is listed on the New York Stock Exchange. Daily trading prices and volume can be found in the NYSE Composite section of most major newspapers, usually abbreviated as WI Engy.

WWW.WISCONSINENERGY.COM

Wisconsin Energy's internet site contains information about the company, its subsidiaries and business segments. It also provides direct access to news releases, annual reports, regulatory filings and other company-related information. At this site, you can request financial publications, submit questions, and sign up for the Release Alert Service to receive timely news about the company.

SHAREHOLDER ACCOUNT INQUIRIES

Questions about your shareholder account, the Stock Plus Investment Plan, stock ownership changes and other account-specific questions should be addressed to Wisconsin Energy's transfer agent, EquiServe. You can reach them by telephone, Internet or mail as follows:

SHAREHOLDER HOTLINE

Call 1-800-558-9663 anytime to receive information about your account balance, year-to-date dividend payments, company news, and other pre-recorded information. To speak directly with a shareholder services representative about specific issues, you may do so during any business day between the hours of 8 a.m. and 4 p.m. Central Standard Time.

WWW.EQUISERVE.COM

EquiServe's internet site provides online access to your shareholder account, commonly used forms and current information on Wisconsin Energy's Stock Plus Investment Plan. You can also take advantage of electronic proxy voting and other electronic services.

WRITTEN INQUIRIES

Any written inquiries or instructions about your account should be mailed to the following address:

Wisconsin Energy Corporation
EquiServe, Inc.
P.O. Box 43016
Providence, RI 02940-3016

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

The company's Stock Plus Investment Plan allows shareholders and new investors to purchase Wisconsin Energy common stock directly at market prices, without brokerage commissions. You can invest cash and / or reinvest all or a portion of your dividends into this plan. As a convenience, Stock Plus allows participants to automatically make regular monthly investments through electronic bank transfers. You can obtain a prospectus and enrollment form for the Stock Plus Investment Plan through EquiServe as noted above. This is not an offer to sell, or a solicitation of an offer to buy any securities. Any stock offering will be made only by prospectus.

DIVIDEND PAYMENT INFORMATION

Dividends, as declared by the Board of Directors, are generally payable on the first day of March, June, September and December. You may choose to receive your dividends in cash, have them electronically deposited to your checking or savings account, or reinvest all or a portion of your dividends to purchase additional shares of company stock through the Stock Plus Investment Plan.

CHANGING OWNERSHIP OF SHAREHOLDER ACCOUNTS

In most circumstances to change the registration (ownership) of your account, you must provide the name, address and taxpayer identification number of the new owner; endorse the stock certificates; have your signature medallion-guaranteed; and, send the certificates to EquiServe using registered mail. You may also be required to submit other documentation and identifying information. Since no single stock transfer procedure covers all possible situations, please contact EquiServe for specific instructions.

REPLACING LOST STOCK CERTIFICATES

Stock certificates are valuable documents and should be kept in a safe deposit box or other secure place. If a certificate is lost, stolen or destroyed, notify EquiServe immediately so that a "stop transfer" can be placed on the certificate and the process for receiving a replacement can be started. You may be required to obtain and pay for an indemnity bond.

Participants in Stock Plus are encouraged to submit their stock certificates to EquiServe for "safekeeping" in the plan. Please keep a list of the certificates turned in and any other information that may be required for income taxes.

TAXPAYER IDENTIFICATION NUMBER

Federal law requires that every shareholder account have a certified Taxpayer Identification Number (TIN) such as a Social Security Number. If your account does not have a certified TIN, the company is required to withhold 31% of your dividends and turn it over to the Internal Revenue Service for federal income tax purposes.

ANNUAL MEETING AND VOTING OF PROXIES

The 2003 Annual Meeting of Shareholders will be held April 30, 2003 at 10:00 a.m. Central Standard Time at:

Holiday Inn
1501 North Point Drive
Stevens Point, WI 54481
1-800-922-7880

Detailed information is contained in the Notice of Annual Meeting and Proxy Statement that is provided to each shareholder entitled to vote at the meeting. You can conveniently vote your proxy through the internet at www.EquiServe.com, by telephone or by submitting a paper proxy.

ADDITIONAL INFORMATION

Individual investors may obtain a free copy of Wisconsin Energy's Annual Report on Form 10-K to the Securities and Exchange Commission by directly contacting the company at:

Shareholder Relations
Wisconsin Energy Corporation
231 West Michigan Street, P409
Milwaukee, WI 53203
1-800-881-5882

Securities analysts and institutional investors should call Wisconsin Energy's Investor Relations Line at 414-221-2592.

2002 STOCK PRICES AND DIVIDENDS

QUARTER	HIGH	LOW	DIVIDEND
First	$ 25.49	$ 22.07	$ .20
Second	$ 26.48	$ 24.60	.20
Third	$ 26.16	$ 20.17	.20
Fourth	$ 25.30	$ 21.20	.20
Year	$ 26.48	$ 20.17	$ .80

2003 KEY DATES

QUARTER	ANTICIPATED DIVIDEND RECORD DATES	ANTICIPATED DIVIDEND PAYMENT DATES
First	February 14, 2003	March 1, 2003
Second	May 14, 2003	June 1, 2003
Third	August 14, 2003	September 1, 2003
Fourth	November 14, 2003	December 1, 2003

2003 Annual Meeting of Shareholders April 30, 2003

BOARD OF DIRECTORS

RICHARD A. ABDOO
Chairman of the Board, President and Chief Executive Officer of Wisconsin Energy Corporation (WEC)

JOHN F. AHEARNE
Director of the Ethics Program for the Sigma Xi Center for Sigma Xi, The Scientific Research Society

JOHN F. BERGSTROM
Chairman and Chief Executive Officer of Bergstrom Corporation

BARBARA L. BOWLES
Chairman and Chief Executive Officer of The Kenwood Group, Inc.

ROBERT A. CORNOG
Retired Chairman of the Board of Snap-on Incorporated

WILLIE D. DAVIS
President and Chief Executive Officer of All Pro Broadcasting, Inc.

RICHARD R. GRIGG
Executive Vice President of WEC and President and Chief Operating Officer of We Energies

ULICE PAYNE JR.[1]
President and Chief Executive Officer of the Milwaukee Brewers Baseball Club, Inc.

FREDERICK P. STRATTON JR.
Chairman Emeritus of Briggs & Stratton Corporation

GEORGE E. WARDEBERG
Retired Vice Chairman of the Board of WEC

BOARD COMMITTEES

AUDIT AND OVERSIGHT COMMITTEE
Barbara L. Bowles (chair), John F. Bergstrom, Robert A. Cornog, Frederick P. Stratton Jr.

COMPENSATION COMMITTEE
John F. Bergstrom (chair), John F. Ahearne, Willie D. Davis

CORPORATE GOVERNANCE COMMITTEE
Willie D. Davis (chair), Barbara L. Bowles, Robert A. Cornog

FINANCE COMMITTEE
Frederick P. Stratton Jr. (chair), John F. Bergstrom, Barbara L. Bowles, Robert A. Cornog, Ulice Payne Jr.[2]

NUCLEAR OVERSIGHT COMMITTEE
John F. Ahearne (chair), Richard R. Grigg, Frederick P. Stratton Jr.

(Three consultants also serve as ad-hoc members and provide expert consulting services to the Nuclear Oversight Committee.)

OFFICERS OF WISCONSIN ENERGY CORPORATION

RICHARD A. ABDOO
Chairman of the Board, President and Chief Executive Officer

PAUL DONOVAN
Executive Vice President and Chief Financial Officer

RICHARD R. GRIGG
Executive Vice President

JAMES R. KLAUSER
Senior Vice President

LARRY SALUSTRO
Senior Vice President and General Counsel

KRISTINE M. KRAUSE
Vice President – Environmental

WALTER J. KUNICKI
Vice President

RICHARD J. WHITE
Vice President

ARTHUR A. ZINTEK
Vice President

STEPHEN P. DICKSON
Controller

KRISTINE A. RAPPÉ
Corporate Secretary

JEFFREY P. WEST
Treasurer

KEITH H. ECKE
Assistant Corporate Secretary

RALPH W. KANE
Assistant Vice President – Tax

DENNIS J. MASTRICOLA
Assistant Treasurer

JAMES A. SCHUBILSKE
Assistant Treasurer

(1) Mr.Payne was elected to the board effective January 1, 2003
(2) Effective February 10,2003

WEC's Corporate Governance Guidelines, Committee Charters and Code of Business Conduct are available on the Company's website and, upon request, in hard copy.



WE ENERGIES: ELECTRIC SERVICE AREA

WE ENERGIES: GAS SERVICE AREA

EDISON SAULT ELECTRIC COMPANY:
ELECTRIC SERVICE AREA

Wisconsin Energy Corporation, headquartered in Milwaukee, Wisconsin, is an $8.4 billion holding company with a diversified portfolio of businesses engaged in: electric generation; electric, natural gas, steam and water distribution; pump manufacturing; and other non-utility businesses.

The company serves more than one million electric customers in Wisconsin and the Upper Peninsula of Michigan, and it serves nearly one million natural gas customers, 450 steam customers and 2,400 water utility customers in Wisconsin through its utility businesses: We Energies and Edison Sault Electric.

Wisconsin Energy manufactures, sells and distributes pumps, water treatment products and fluid handling equipment through the global operations of its WICOR Industries subsidiaries: Sta-rite, SHURflo and Hypro.

The company is involved in energy development, conversion of high-volume wastes into value-added products, including renewable energy, and real estate development through its non-utility subsidiaries: Wisvest, Minergy and WISPARK.

Design: SamataMason Photography: James LaBounty Printing: Blanchette Press

Printed on recycled paper.

Wisconsin Energy Corporation

231 W. Michigan Street, P.O. Box 2949 Milwaukee, WI 53201 www.WisconsinEnergy.com

3420-AR-03
2K33-SM-MD-150M

Wisconsin Energy Corporation

- Notice of 2003 Annual Meeting of Stockholders
- Proxy Statement
- Annual Financial Statements and Review of Operations

Wisconsin Energy Corporation

Wisconsin Energy Corporation
231 W. Michigan St.
Milwaukee, WI 53203

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

March 12, 2003

To the Stockholders of Wisconsin Energy Corporation:

You are cordially invited to attend the 2003 Annual Meeting of Stockholders. The meeting will be held in Stevens Point, Wisconsin as follows:

Wednesday, April 30, 2003
10:00 a.m., Central Time
Holiday Inn Stevens Point
1501 North Point Drive
Stevens Point, WI 54481

A map showing the location of the meeting is on the reverse side of your proxy card.

During the meeting, stockholders will be asked to:

1. Elect three directors for terms expiring at the 2006 Annual Meeting of Stockholders; and
2. Consider any other matters which may properly come before the meeting.

Stockholders of record at the close of business on February 21, 2003 are entitled to vote. Your vote is important. You may vote using the Internet, by telephone, or by returning the proxy card in the envelope provided. Instructions for voting via the Internet or by telephone are included on your proxy card. Internet and telephone voting are convenient and will help us reduce costs.

The following pages provide additional details about the meeting as well as other useful information.

By Order of the Board of Directors

Kristine Rappé

Kristine Rappé
Corporate Secretary

TABLE OF CONTENTS

	Page
Notice of Annual Meeting of Stockholders	
Proxy Statement	
Item 1: Election of Directors	1
Other Matters	3
Voting of Shares	3
Independent Auditors	5
Corporate Governance	7
Audit and Oversight Committee Report	9
Compensation of the Board of Directors	10
Compensation Committee Report on Executive Compensation	11
Executive Officers' Compensation	14
Employment and Severance Arrangements	16
Retirement Plans	17
Wisconsin Energy Corporation Common Stock Ownership	20
Section 16(a) Beneficial Ownership Reporting Compliance	21
Performance Graph	21
2004 Annual Meeting	22
Availability of Form 10-K	22
Appendices	
Appendix A: Audit and Oversight Committee Charter	A-1
Appendix B: Annual Financial Statements and Review of Operations	B-1

PROXY STATEMENT

This proxy statement is being furnished to stockholders beginning on or about March 12, 2003, in connection with the solicitation of proxies by the Wisconsin Energy Corporation ("WEC" or the "Company") Board of Directors (the "Board") to be used at the Annual Meeting of Stockholders on April 30, 2003 (the "Meeting"), at the Holiday Inn Stevens Point, 1501 North Point Drive, Stevens Point, Wisconsin, and at all adjournments or postponements of the Meeting, for the purposes listed in the preceding Notice of Annual Meeting of Stockholders.

ITEM 1: ELECTION OF DIRECTORS—TERMS EXPIRING IN 2006

The WEC Bylaws provide that the directors be divided into three classes, as nearly equal in size as possible. The term of one class expires each year. The terms of Directors John F. Bergstrom, Barbara L. Bowles and Willie D. Davis expire at the Meeting.

Directors Bergstrom, Bowles and Davis have been nominated by the Board to serve for terms expiring at the 2006 Annual Meeting of Stockholders and until their respective successors are duly elected and qualified. Each nominee has consented to being nominated and to serve if elected. In the unlikely event that any nominee becomes unable to serve for any reason, the proxies will be voted for a substitute nominee selected by the WEC Board upon the recommendation of the Corporate Governance Committee.

The Board of Directors recommends that you vote "FOR" director nominees John F. Bergstrom, Barbara L. Bowles and Willie D. Davis.

Biographical data regarding each nominee and each continuing director is shown below. Ages are as of March 12, 2003. Wisconsin Electric Power Company and Wisconsin Gas Company are now doing business as We Energies and are subsidiaries of Wisconsin Energy Corporation.

Nominees for Terms Expiring in 2006



John F. Bergstrom. Age 56. Chairman and Chief Executive Officer of Bergstrom Corporation since January 1997, and President and Chief Executive Officer of Bergstrom Corporation from 1974 through 1996. Bergstrom Corporation owns and operates numerous automobile sales and leasing businesses. Director of Wisconsin Energy Corporation since 1987. Director of Wisconsin Electric Power Company since 1985. Director of Wisconsin Gas Company since April 2000. Director of Bergstrom Corporation, Banta Corporation, Kimberly-Clark Corporation, Midwest Express Holdings, Inc., Sensient Technologies, Inc. and The Green Bay Packers.



Barbara L. Bowles. Age 55. Chairman and Chief Executive Officer of The Kenwood Group, Inc. since July 2000, and President and Chief Executive Officer from 1989 to July 2000. The Kenwood Group is an investment advisory firm that manages pension funds for corporations, public institutions and endowments. Director of Wisconsin Energy Corporation and Wisconsin Electric Power Company since 1998. Director of Wisconsin Gas Company since April 2000. Director of Black & Decker Corporation, Dollar General Corporation and Georgia-Pacific Corporation.



Willie D. Davis. Age 68. President and Chief Executive Officer of All Pro Broadcasting, Inc. since 1977. All Pro Broadcasting owns and operates radio stations in Los Angeles and Milwaukee. Director of Wisconsin Energy Corporation and Wisconsin Electric Power Company since April 2000. Director of Wisconsin Gas Company since 1990. Director of WICOR, Inc. from 1990 to April 2000. Director of Alliance Bank, Bassett Furniture Industries Inc., Checkers Drive-In Restaurants, Inc., Dow Chemical Co., Fidelity National Information Systems, Inc., Johnson Controls, Inc., Kmart Corp., MGM Grand, Inc., Manpower, Inc., Metro-Goldwyn-Mayer, Inc., Sara Lee Corporation and Strong Capital Management, Inc.

Directors Continuing in Office—Terms Expiring in 2004



Robert A. Cornog. Age 62. Retired Chairman of the Board, President and Chief Executive Officer of Snap-on Incorporated. Served as Chairman, President and Chief Executive Officer of Snap-on Incorporated from 1991 and retired as President and Chief Executive Officer in April 2001. Retired as Chairman in April 2002. Snap-on Incorporated is a developer, manufacturer and distributor of professional hand and power tools, diagnostic and shop equipment, and tool storage products. Director of Wisconsin Energy Corporation since 1993. Director of Wisconsin Electric Power Company and Wisconsin Gas Company since 1994 and April 2000, respectively. Director of Johnson Controls, Inc.



Richard R. Grigg. Age 54. Executive Vice President of Wisconsin Energy Corporation since May 2002 and President and Chief Operating Officer of Wisconsin Electric Power Company since 1995 and of Wisconsin Gas Company since July 2001. Senior Vice President of Wisconsin Energy Corporation from July 2000 to May 2002. Vice President of Wisconsin Energy Corporation from 1995 to June 2000. Chief Nuclear Officer of Wisconsin Electric Power Company from December 1996 to March 1998. Director of Wisconsin Energy Corporation since 1995. Director of Wisconsin Electric Power Company since 1994 and Director of Wisconsin Gas Company since April 2000.



Frederick P. Stratton, Jr. Age 63. Chairman Emeritus of Briggs & Stratton Corporation since January 2003. Chairman of the Board of Briggs & Stratton Corporation from July 2001 to January 2003. Served as Chairman and Chief Executive Officer of Briggs & Stratton Corporation until June 2001. Briggs & Stratton Corporation is a manufacturer of small gasoline engines. Director of Wisconsin Energy Corporation since 1987. Director of Wisconsin Electric Power Company since 1986 and Director of Wisconsin Gas Company since April 2000. Director of Briggs & Stratton Corporation, Bank One Corporation, Midwest Express Holdings, Inc. and Weyco Group, Inc.

Directors Continuing in Office—Terms Expiring in 2005

New Director Elected. Pursuant to authority granted to the Board under the Bylaws, the Board of Directors increased the number of directors from nine to ten and elected Ulice Payne, Jr., President and Chief Executive Officer of the Milwaukee Brewers Baseball Club, Inc., as a director effective January 1, 2003. Mr. Payne was elected to serve as a director until the 2005 Annual Meeting of Stockholders and until he is reelected or his successor is duly elected and qualified.



Richard A. Abdoo. Age 59. Chairman of the Board, President and Chief Executive Officer of Wisconsin Energy Corporation since 1991. Chairman of the Board and Chief Executive Officer of Wisconsin Electric Power Company since 1990. Chairman of the Board and Director of Wisconsin Gas Company since April 2000. Director of Wisconsin Energy Corporation since 1988. Director of Wisconsin Electric Power Company since 1989. Director of AK Steel Holding Corporation, Cobalt Corporation, Marshall & Ilsley Corporation and Sensient Technologies, Inc.



John F. Ahearne. Age 68. Director of the Ethics Program for the Sigma Xi Center for Sigma Xi, The Scientific Research Society, an organization that publishes *American Scientist,* provides grants to graduate students and conducts national meetings on major scientific issues, since 1999. Executive Director of Sigma Xi from 1989 to 1997 and Director of Sigma Xi Center from 1997 to 1999. Adjunct Scholar of Resources for the Future, an economic research, non-profit institute, since 1993. Lecturer and Adjunct Professor, Duke University, since 1995. Commissioner of the United States Nuclear Regulatory Commission from 1978 to 1983, serving as its Chairman from 1979 to 1981. Member, National Academy of Engineering. Director of Wisconsin Energy Corporation and Wisconsin Electric Power Company since 1994. Director of Wisconsin Gas Company since April 2000.



Ulice Payne, Jr. Age 47. President and Chief Executive Officer of the Milwaukee Brewers Baseball Club, Inc. since September 2002. Served as Managing Partner of the Milwaukee office of the Foley & Lardner law firm from May 2002 to September 2002 and a Partner from 1998 to May 2002. Served as a Partner with the law firm of Reinhart, Boerner, Van Deuren, Norris & Rieselbach, S.C. from 1990 to 1998. Director of Wisconsin Energy Corporation, Wisconsin Electric Power Company and Wisconsin Gas Company since January 2003. Director of Badger Meter, Inc., Midwest Express Holdings, Inc. and State Financial Services Corporation.



George E. Wardeberg. Age 67. Retired Vice Chairman of the Board of Wisconsin Energy Corporation, Wisconsin Electric Power Company and Wisconsin Gas Company. Director of Wisconsin Energy Corporation and Wisconsin Electric Power Company since April 2000 and Wisconsin Gas Company since 1992. Mr. Wardeberg has also held numerous positions with WICOR, Inc. and its subsidiaries, including being the CEO of WICOR, Inc. from 1994 to April 2000 and Director from 1992 to April 2002. Mr. Wardeberg served as President of WICOR, Inc. from 1994 to 1997 and Chairman of the Board from 1997 to April 2000. Director of Marshall & Ilsley Corporation and Twin Disc, Inc.

OTHER MATTERS

The WEC Bylaws set forth the requirements that must be followed should a stockholder wish to propose any nominations for director or make any other proposals. The Bylaws state, among other things, that notice and certain information regarding any nomination or proposal must be provided to WEC at least 70 days and not more than 100 days before the annual meeting of stockholders. Since no such notice has been received, the Board is not aware of any other matters that may properly come before the Meeting. If any other matters do properly come before the Meeting, the persons named as the proxies in the accompanying form of proxy will vote the proxy in their discretion.

VOTING OF SHARES

Stockholders of Record. Common stockholders of record at the close of business on February 21, 2003 are entitled to vote on matters presented at the Meeting. On that date, there were 116,157,282 shares of WEC common stock outstanding.

Each outstanding share of WEC common stock is entitled to one vote upon each matter presented. A majority of the votes entitled to be cast by the shares entitled to vote, represented in person or by proxy, shall constitute a quorum. Abstentions and shares which are the subject of broker non-votes will count toward establishing a quorum. A list of stockholders of record entitled to vote at the Meeting will be available for inspection by stockholders at WEC's principal business office at 231 West Michigan Street, Milwaukee, Wisconsin, prior to the Meeting. The list will also be available on the day of the Annual Meeting at the Meeting site.

Stockholders whose shares are held in the name of a broker, bank or other holder of record are invited to attend the Meeting, but may not vote at the Meeting unless they have first obtained a proxy, executed in the stockholder's favor, from the holder of record.

Multiple Stockholders Sharing the Same Address. In accordance with notices sent to stockholders with multiple accounts at the same address, or multiple stockholders at the same address, we are sending a single annual report and proxy statement to that address unless we received instructions to the contrary. Each stockholder, however, will continue to receive a separate proxy card. This practice, known as "Householding," is designed to reduce our printing and postage costs. If you wish to receive separate copies of the annual report and proxy statement now or in the future, or to discontinue Householding entirely, you may call our transfer agent, EquiServe, at 1-800-558-9663, or provide written instructions to EquiServe, P.O. Box 43004, Providence, RI 02940.

If you receive multiple copies of the annual report and proxy statement, you may contact our transfer agent, EquiServe, at 1-800-558-9663 to request Householding. If your shares are held through a bank, broker or other holder of record, you may request Householding by contacting the holder of record.

Voting by Proxy. You may vote in person or by properly appointed proxy. Electronic proxy voting by stockholders of record is also valid under Wisconsin law. As a convenience to you and as a step toward reducing costs, we are providing you with the option to vote by proxy via the Internet or via toll-free touch-tone telephone. You may still, however, cast your vote by returning your signed and dated proxy card.

Specific instructions to vote electronically are listed on your proxy card or the information forwarded by your bank or broker. These procedures are designed to authenticate your identity as a stockholder and to allow you to confirm that your instructions have been properly recorded. Please be aware that if you vote over the Internet, you may incur costs such as telephone and Internet access charges for which you will be responsible. The Internet and telephone voting facilities will close at 10:00 a.m., Central Time, on April 30, 2003.

You may revoke your proxy by voting in person at the Meeting, by written notice to WEC's Corporate Secretary, or by executing and delivering a later-dated proxy via the Internet, via telephone or by mail, in each case prior to the closing of the polls. Attendance at the Meeting will not in itself constitute revocation of a proxy. All shares entitled to vote and represented by properly completed proxies timely received and not revoked will be voted as you direct. If no direction is given, the proxies will be voted as the Board recommends. The Corporate Secretary of WEC is Kristine Rappé, and any revocation should be filed with her at the Company's principal executive offices, 231 West Michigan Street, P. O. Box 2949, Milwaukee, Wisconsin 53201.

If you are a participant in WEC's Stock Plus Investment Plan ("Stock Plus") or own shares through investments in the WEC Common Stock Fund of one of the 401(k) plans under the Wisconsin Energy Corporation Master Trust, your proxy will serve as voting instructions for your shares held in those plans. The administrator for Stock Plus and the trustee for the 401(k) plans will vote your shares as you direct. If a proxy is not returned for shares held in Stock Plus, the administrator will not vote those shares. If a proxy is not returned for shares held in a 401(k) plan, the trustee will vote those shares in the same proportion that all shares in the plan fund for which voting instructions have been received are voted.

Solicitation of Proxies. The Board of Directors of WEC is soliciting these proxies. WEC has retained Georgeson Shareholder Communications Inc. to assist in soliciting proxies from stockholders, including brokers' accounts, at a fee anticipated not to exceed $15,000 plus reasonable out-of pocket expenses. Also, employees of WEC or its subsidiaries may solicit proxies by mail, by telephone, personally or by other communications, without compensation apart from their normal salaries.

Voting Requirements and Procedures. Directors will be elected by a plurality of the votes cast by the shares entitled to vote, as long as a quorum is present. "Plurality" means that the individuals who receive the largest number of votes are elected as directors up to the maximum number of directors to be chosen. Therefore, shares not voted, whether by withheld authority or otherwise, have no effect in the election of directors.

EquiServe Trust Company N.A., which will also serve as inspector of election, will tabulate the voted proxies.

INDEPENDENT AUDITORS

Deloitte & Touche LLP served as independent auditors for the Company for the fiscal year ended December 31, 2002. The Audit and Oversight Committee also selected the firm of Deloitte & Touche LLP as the independent auditors for the Company for the fiscal year ending December 31, 2003.

Representatives of Deloitte & Touche LLP will be present at the Meeting and will have an opportunity to make a statement, if they so desire, and to respond to appropriate questions that may be directed to them.

The Company engaged Deloitte & Touche LLP as independent auditors for the fiscal year ended December 31, 2002 on July 3, 2002 following the dismissal of Arthur Andersen LLP as independent auditor for the Company on July 3, 2002. Both the dismissal of Arthur Andersen LLP and the engagement of Deloitte & Touche LLP were based on the recommendation of the Audit and Oversight Committee. Arthur Andersen LLP was engaged by the Company, based on the recommendation of the Audit and Oversight Committee, on March 8, 2001 as independent public accountants for the Company for the fiscal year ended December 31, 2001.

The report of Arthur Andersen LLP on the financial statements for the fiscal year ended December 31, 2001 contained no adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. Between March 8, 2001 and the termination of Arthur Andersen LLP's appointment, there were no disagreements with Arthur Andersen LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Arthur Andersen LLP, would have caused that firm to make reference to the subject matter of the disagreement in connection with its report on the Company's financial statements, and there were no "reportable events" (as defined in SEC Regulation S-K Item 304(a)(1)(v)). Between January 1, 2000 and the engagement of Deloitte & Touche LLP on July 3, 2002, neither the Company nor anyone acting on behalf of the Company consulted with Deloitte & Touche LLP regarding either (i) the application of accounting principles to a specified transaction or the type of audit opinion that might be rendered on the Company's financial statements or (ii) any matter that was either the subject of a disagreement with Arthur Andersen LLP or a "reportable event" (as defined in SEC Regulation S-K Item 304(a)(1)(v)).

Prior to March 8, 2001, PricewaterhouseCoopers LLP served as the Company's independent public accountants. On March 8, 2001, based on the recommendation of its Audit and Oversight Committee, the Company notified PricewaterhouseCoopers LLP that its appointment would be terminated effective upon completion of the audit of the Company's results for the fiscal year ended December 31, 2000.

The report of PricewaterhouseCoopers LLP on the financial statements for the fiscal year ended December 31, 2000 contained no adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. Between January 1, 1999 and the termination of PricewaterhouseCoopers LLP's appointment as independent public accountants, there were no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PricewaterhouseCoopers LLP, would have caused that firm to make reference to the subject matter of the disagreement in connection with its report on the Company's financial statements, and there were no "reportable events" (as defined in SEC Regulation S-K Item 304(a)(1)(v)). Between January 1, 1999 and the engagement of Arthur Andersen LLP on March 8, 2001, neither the Company nor anyone acting on behalf of the Company consulted with Arthur Andersen LLP regarding either (i) the application of accounting principles to a specified transaction or the type of audit opinion that might be rendered on the Company's financial statements or (ii) any matter that was either the subject of a disagreement with PricewaterhouseCoopers LLP or a "reportable event" (as defined in SEC Regulation S-K Item 304(a)(1)(v)).

The Audit and Oversight Committee also reviewed with Deloitte & Touche LLP a list of non-audit services billed during fiscal year 2002 and concluded that the performance of such non-audit services by Deloitte & Touche LLP is compatible with maintaining its independence.

The following table shows the fees billed or expected to be billed for audit and other services provided by Deloitte & Touche LLP for fiscal year 2002.

Audit Fees		$654,500
Financial Information Systems Design and Implementation Fees		$ 0
All Other Fees:		
Audit Related[1]	$ 71,575	
Other[2]	205,725	
Total All Other Fees		$277,300

(1) Audit-related fees include benefit plan audits, acquisition due diligence, accounting consultation and services related to filings made with the Securities and Exchange Commission.

(2) Other fees consist primarily of income tax related consultation and employee benefit plan activities.

CORPORATE GOVERNANCE

Corporate Governance Guidelines. The Board has maintained Corporate Governance Guidelines since 1996 (the "Guidelines"), which provide a framework from which it conducts business. The Guidelines are reviewed annually to ensure that the Board is providing effective governance over the affairs of the Company. Minor changes were recently approved by the Board in response to corporate governance reforms set forth in the Sarbanes-Oxley Act of 2002 and proposed changes to the New York Stock Exchange Listing Standards. To review a copy of Wisconsin Energy Corporation's Guidelines, please refer to www.WisconsinEnergy.com/governance/. A copy may also be requested from the Corporate Secretary.

Independence of the Board. The Corporate Governance Guidelines provide that the Board should consist of at least a two-thirds majority of outside, independent directors. The Board's standard of independence, as set forth in Appendix A to the Guidelines, is more comprehensive than the standard established by the New York Stock Exchange. The Board has reviewed the director independence criteria set forth in the Guidelines and has affirmed that seven of the ten directors do not have material relationships either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company. As such, Messrs. Ahearne, Bergstrom, Cornog, Davis, Payne and Stratton and Ms. Bowles were affirmatively determined by the Board to be independent directors. Messrs. Abdoo, Grigg and Wardeberg are or were employees of the Company within the past five years and thus do not satisfy independence criteria.

Executive Sessions of Independent Directors. An executive session of independent directors is held at every regularly scheduled Board meeting without any management participation. The chair of the Corporate Governance Committee presides at these sessions. Any stockholder wishing to communicate with the presiding director or the other independent directors regarding the Company may provide correspondence to the directors in care of the Corporate Secretary, Kristine Rappé, at the Company's principal executive offices, 231 West Michigan Street, P.O. Box 2949, Milwaukee, WI 53201. The Corporate Secretary will directly inform such directors of these communications.

Ethics and Compliance. All WEC directors and employees have a responsibility to read and familiarize themselves with the Wisconsin Energy Corporation Code of Business Conduct, comply with the policy, seek advice in doubtful situations and report suspected violations. The Code addresses ethical standards, the compliance program, conflicts with other policies, and related matters. It also covers the following specific topics which the New York Stock Exchange considers important to be included in codes of conduct of listed companies: conflicts of interest; corporate opportunities; confidentiality; fair dealing; protection and proper use of company assets; compliance with laws, rules and regulations (including insider trading laws); and encouraging the reporting of any illegal or unethical behavior. Directors and all management employees are required annually to review and submit a statement certifying that they have complied with the Code. The Company has not provided any waivers to the Code for directors or executive officers.

Evaluation of the Chief Executive Officer (CEO). The Board annually evaluates the performance of the CEO. As part of this practice, the Compensation Committee requests that independent directors provide their opinions to the Compensation Committee chair on the CEO's performance relating to leadership and vision, financial stewardship, strategy development, management development, effective communication to constituencies, and effective representation of the Company in community and industry affairs, as well as other areas. The chair of the Compensation Committee shares the responses with the CEO. The process is also used by the Committee to determine appropriate compensation for the CEO. This procedure allows the Board to evaluate the CEO and to communicate the Board's expectations.

Self-Evaluation of the Board. The Board also annually evaluates its own collective performance. Each director is asked to rate the performance of the Board on such things as: the establishment of appropriate corporate governance practices; providing appropriate oversight for key affairs of the Company (including its long-range goals, financial performance and strategic plans); providing necessary and timely advice and counsel to the CEO; communicating the Board's expectations and concerns to the CEO; having in place effective processes to aid in its deliberations, monitoring of the issues and trends affecting the Company; and operating in a manner that ensures open communication, objective and constructive participation and timely resolution of issues.

The Corporate Governance Committee uses the results of this process as part of its annual review of the Corporate Governance Guidelines and to foster continuous improvement of the Board's activities.

Committees of the Board of Directors. Committees play a significant role in the corporate governance practices of the Board. Principal responsibilities and membership of the Board's standing committees are shown below. The Board has Audit and Oversight, Compensation, Corporate Governance, Executive, Finance and Nuclear Oversight committees. Each committee is required to provide to the entire Board an annual performance evaluation of the committee's activities. The evaluation is designed to compare the performance of each committee with the requirements of its charter. The Board amended several committee charters to incorporate changes as a result of recent corporate governance reforms. Except for the Executive Committee and the Nuclear Oversight Committee, all committees of the Board are comprised of independent directors. The Nuclear Oversight Committee includes non-directors who serve as ad hoc members due to their considerable expertise in nuclear matters.

Members of the **Audit and Oversight Committee** are Ms. Bowles (chair), Mr. Bergstrom, Mr. Cornog and Mr. Stratton. No member of the Committee sits on the audit committee of more than three public companies. The Committee operates under a charter which is attached as Appendix A to this proxy statement. Other principal functions of the Committee and its activities during fiscal year 2002 are described under the heading "Audit and Oversight Committee Report" which follows.

Members of the **Compensation Committee** are Mr. Bergstrom (chair), Dr. Ahearne and Mr. Davis. The Committee considers management succession planning issues and provides a competitive, performance-based executive and director compensation program that enables WEC to attract and retain key individuals and motivate them to achieve WEC's short- and long-term goals. The Committee also produces an annual report on executive compensation for inclusion in the Company's proxy statement in accordance with all applicable rules and regulations.

Members of the **Corporate Governance Committee**, formerly known as the Nominating and Board Affairs Committee, are Mr. Davis (chair), Ms. Bowles and Mr. Cornog. The Committee establishes and reviews corporate governance guidelines to ensure that the Board is effectively performing its fiduciary responsibilities to stockholders, identifies and recommends candidates to be named as nominees to the Board for election as directors, and leads the Board in its annual performance review. Stockholders may propose director candidates for consideration by the Committee.

Members of the **Executive Committee** are Mr. Abdoo (chair), Mr. Bergstrom, Ms. Bowles, Mr. Cornog and Mr. Stratton. The Committee may exercise all of the powers vested in the Board except action regarding dividends or other distributions to stockholders, the filling of vacancies on the Board and other powers, which by law may not be delegated to a committee or actions reserved for a committee comprised of independent directors.

Members of the **Finance Committee** are Mr. Stratton (chair), Mr. Bergstrom, Ms. Bowles, Mr. Cornog and Mr. Payne. The Committee reviews and monitors WEC's current and long-range financial policies and strategies, including its capital structure and dividend policy, and authorizes issuance of corporate debt within limits set by the Board.

Members of the **Nuclear Oversight Committee** are Dr. Ahearne (chair), Mr. Grigg and Mr. Stratton. Ad hoc members of the Committee include three nuclear industry experts: Dr. Thomas E. Murley, former director of the Nuclear Regulatory Commission's Office of Nuclear Reactor Regulation; Dr. C. Frederick Sears, formerly responsible for overseeing Northeast Utilities' nuclear and environmental functions; and Mr. Leon R. Eliason, former President—Generation at Northern States Power Company, and former President—Nuclear Business Unit and Chief Nuclear Officer at Public Service Enterprise Group Incorporated. The Committee advises and assists the Board in its responsibilities relating to overseeing the Company's nuclear operations.

Meetings of the Board and its Committees. The Board held six meetings during 2002. The number of committee meetings held in 2002 were: Audit and Oversight–12; Compensation–4; Executive–0; Finance–6; Corporate Governance–2; Nuclear Oversight–2. The average meeting attendance during the year was 98%. No director attended fewer than 93% of the total number of meetings of the Board and Board committees on which he or she served.

AUDIT AND OVERSIGHT COMMITTEE REPORT

The Wisconsin Energy Corporation Audit and Oversight Committee is comprised of four directors who are not officers of the Company. The Board of Directors has determined that all members of the Audit and Oversight Committee meet the independence standards of the New York Stock Exchange and the proposed standards of the Securities and Exchange Commission promulgated pursuant to the Sarbanes-Oxley Act of 2002. In accordance with its written charter, which was amended by the Board of Directors in February 2003, the Audit and Oversight Committee assists the Board of Directors in fulfilling its oversight responsibility regarding (i) the integrity of the Company's financial statements, (ii) the Company's compliance with legal and regulatory requirements, (iii) the independent auditor's qualifications and independence, and (iv) the performance of the Company's internal audit function and independent auditor. Management is responsible for the Company's financial reporting process, the preparation of consolidated financial statements in accordance with generally accepted accounting principles and the system of internal controls and procedures designed to ensure compliance with accounting standards and applicable laws and regulations. WEC's independent auditors are responsible for performing an independent audit of the Company's consolidated financial statements in accordance with generally accepted auditing standards and to issue a report thereon.

During fiscal 2002, the Audit and Oversight Committee had twelve meetings. Meetings are designed to facilitate and encourage open communication among the members of the Committee, management, the internal auditors and the Company's independent auditor. During these meetings, the Committee reviewed and discussed, among other items, the Company's quarterly and annual financial statements with management and the independent auditor. The Audit and Oversight Committee believes that management maintains an effective system of internal controls that results in fairly presented financial statements. The Committee discussed with Deloitte & Touche LLP, the Company's independent auditor, matters relating to communications with audit committees as required by Statement on Auditing Standards No. 61, as amended. Deloitte & Touche LLP also provided to the Committee the written disclosures and the letter relative to auditor independence as required by Independence Standards Board Standard No. 1, and the Committee discussed with Deloitte & Touche LLP its independence.

Based on these reviews and discussions, the Audit and Oversight Committee recommended to the Board of Directors that the audited financial statements be included in Wisconsin Energy Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2002.

Respectfully submitted to Wisconsin Energy Corporation stockholders by the Audit and Oversight Committee of the Board of Directors.

Barbara L. Bowles, Committee Chair
John F. Bergstrom
Robert A. Cornog
Frederick P. Stratton, Jr.

COMPENSATION OF THE BOARD OF DIRECTORS

In order to more closely link directors' pay to performance and to further align the Board's interests with stockholders, a portion of directors' fees is paid in WEC common stock. Directors can elect to receive the fee in common stock or defer the fee in a WEC phantom common stock account under the Directors' Deferred Compensation Plan.

During 2002, each nonemployee director received one annual retainer fee of $24,000 paid half in WEC common stock and half in cash. Nonemployee chairs of the committees of the Board received a quarterly committee chair retainer of $1,250. Nonemployee directors also receive a fee of $1,500 for each Board or committee meeting attended. In addition, a per diem fee of $1,250 for travel on Company business is paid for each day on which a Board or committee meeting is not also held. The Company also reimburses nonemployee directors for all out-of-pocket travel expenses. Nonemployee directors are also paid $300 for each signed, written unanimous consent in lieu of a meeting. Employee directors receive no directors' fees.

Although WEC directors also serve on the Wisconsin Electric Power Company and Wisconsin Gas Company boards, only single fees are paid for meetings held on the same day. In these cases, fees are allocated between WEC, Wisconsin Electric Power Company and Wisconsin Gas Company based on services rendered.

Nonemployee directors may defer fees pursuant to the Directors' Deferred Compensation Plan. Deferred amounts are credited to one of ten measurement funds, including a WEC phantom stock account. The value of these accounts will appreciate or depreciate based on market performance, as well as through the accumulation of reinvested dividends. Deferral amounts are credited to accounts in the name of each participating director on the books of WEC, are unsecured and are payable only in cash following termination of the director's service to WEC and its subsidiaries. The deferred amounts will be paid out of the general corporate assets or the trust described under "Retirement Plans" in this proxy statement.

Each nonemployee director annually receives an option to purchase 5,000 shares of WEC common stock under WEC's 1993 Omnibus Stock Incentive Plan, as amended. Each option has an exercise price equal to the fair market value of the shares on the date the option is granted and is exercisable for 10 years after the date of grant. Options vest over a three-year period on the anniversary of the grant date. Upon a change in control of WEC, disability or death, or if the director leaves the Board after completing a full three-year term, these options become immediately exercisable. The exercise price of an option may, at the nonemployee director's election, be paid in cash or with previously-owned shares of common stock or a combination thereof.

The Company has established a Directors' Charitable Awards Program to help further its policy of charitable giving. Under the program, the Company intends to contribute up to $100,000 per year for 10 years to a charitable organization(s) chosen by each director, upon the director's death. Directors are provided with one charitable award benefit for serving on the boards of WEC and its subsidiaries. There is a vesting period of three years of service on the Board required for participation in this program. Beneficiary organizations under the program must be approved by the Corporate Governance Committee. The program is funded by life insurance on the lives of the Board members. Directors derive no financial benefit from the program since all insurance proceeds and charitable deductions accrue solely to the Company. Because of the tax deductibility of these charitable donations and the use of insurance as a funding vehicle, the long-term cost to the Company is expected to be modest.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

Compensation Philosophy and Objectives. The Compensation Committee is responsible for making decisions regarding compensation for the executives of Wisconsin Energy Corporation and its principal subsidiaries. All Committee members are independent, nonemployee directors. We seek to provide a competitive, performance-based executive compensation program that enables WEC to attract and retain key individuals and to motivate them to achieve WEC's short- and long-term goals.

We believe that a substantial portion of executive compensation should be at risk. As a result, WEC's compensation plans have been structured so that the level of total compensation is strongly dependent upon achievement of business results that are aligned with the interests of WEC's stockholders and customers.

The primary elements of WEC's executive compensation program are base salary, annual incentive compensation, and long-term incentive compensation. For WEC executives, all elements of compensation are targeted at the 50th percentile of general industry practices—that is, we target compensation at the median levels paid for similar positions at similarly sized companies.

In order to determine competitive compensation practices, we rely upon compensation surveys provided to us by Towers Perrin, an independent compensation consultant. We believe that the labor market for WEC executives is that of general industry in the United States. As a result, we principally rely upon a survey of compensation practices of similarly sized companies in general industry. However, we also recognize that a significant portion of WEC's business is in the energy industry. Therefore, for executives whose positions principally relate to utility operations, we place a greater emphasis upon compensation practices in the energy industry.

Specific values of 2002 compensation for the Chief Executive Officer and the four other most highly compensated executive officers are shown in the Summary Compensation Table. Our basis for determining each element of compensation is described below.

Base Salary. For 2002, we adjusted base salaries to reflect updated survey results of executive compensation practices for similar positions at comparable companies. In making these adjustments, we also considered factors such as the relative levels of individual experience, performance, responsibility, and contribution to the results of Company operations.

Annual Incentive Compensation. The annual incentive plan provides for annual awards to executives based on achievement of pre-established stockholder-, customer-, and employee-focused objectives. All payments under the plan are at risk; payments are only made if performance goals are achieved, and awards may be less or greater than targeted amounts based on actual performance. Based upon a review of competitive practices for comparable positions at similarly sized companies, for 2002, awards were targeted at 35% to 100% of base salary and actual awards may range from 0% to 200% based on performance. The plan also provides the Committee with the discretion to recognize individual performance.

At the Committee's direction, the annual performance incentive program for 2002 principally focused on the attainment of key financial measures.

- The financial goals for Messrs. Abdoo, Donovan and Salustro were based upon earnings per share, return on equity and cash flow for WEC. The earnings per share goal was weighted at 50%; the other two measures were weighted at 25% each.
- For Mr. Grigg, 75% of his goals were tied to utility financial performance, including net income, return on net assets and cash flow; the remaining 25% of his goals were tied to customer and employee components.
- For Mr. Donnelly, 75% of his goals were tied to WICOR Industries, Inc. financial performance, based on return on capital and sales growth; the remaining 25% of his goals were tied to individual performance.

In February 2003, the Committee met to review the extent to which 2002 performance goals were met. The results are summarized as follows.

Wisconsin Energy Corporation's 2002 financial performance, in aggregate, exceeded the target when adjusted for non-recurring items, as defined by the Committee. Adjusted earnings per share before non-recurring items were $2.37 per share, an increase of $0.33 per share compared to 2001. Messrs. Abdoo, Donovan and Salustro earned 113% of their target awards.

The utility group's financial performance exceeded target performance in all three measures: net income, return on net assets and cash flow. The utility group's overall customer satisfaction improved during 2002 and targets for its employee measure were exceeded. In aggregate, Mr. Grigg earned 122% of his target award.

In 2002, WICOR Industries, Inc.'s operating earnings were up 16% as a result of a $100 million (17%) increase in sales, continued cost improvements and facility consolidations. This was partially offset by the cost to consolidate these operations. The sales increase was primarily due to recent acquisitions, new product introductions and strong international results. Sales in almost all markets were up, with the largest gains in the water systems, pool/spa and R/V segments. Mr. Donnelly's incentive award was 109% of his target award.

Based upon these results and any discretion to recognize individual performance, awards for 2002 were granted to the named executive officers as shown in the Summary Compensation Table.

For 2003, the Committee set goals for key officers of WEC similar to those set for 2002, except for the addition of a goal to measure the Company's commitment to supplier diversity. For Messrs. Abdoo, Donovan and Salustro, the annual incentive is dependent upon attainment of targets for earnings per share, return on equity and cash flow, and achievement of the supplier diversity measure. We believe that this incentive structure will help focus management and help ensure attainment of WEC's financial objectives and reinforce supplier diversity as a key strategic objective. For Mr. Grigg, 65% of his 2003 goals are tied to utility financial and customer components; 25% will be tied to the financial performance of WEC dependent upon attainment of earnings per share; the remainder is tied to supplier diversity and employee components. For Mr. Donnelly, 75% of his 2003 award is tied to WICOR Industries, Inc.'s financial performance with the remaining 25% tied to his individual performance.

Long-Term Incentive Compensation. The Committee administers WEC's 1993 Omnibus Stock Incentive Plan, as amended. This is a stockholder-approved, long-term incentive plan designed to link the interests of executives and other key employees to long-term stockholder value. It allows for various types of awards keyed to the performance of WEC's common stock, including stock options.

In 2002, we reviewed the long-term incentive program to ensure its effectiveness in focusing WEC executives to achieve the corporation's long-term objectives. Awards to named executive officers were granted as indicated in the Summary Compensation Table.

Our Committee believes that an important adjunct to the long-term incentive program is significant stock ownership by participants. Accordingly, as a condition of participating in the long-term incentive plan, we have implemented stock ownership guidelines for officers of the Company. Guidelines for executive officers range from 100% to 300% of base salary.

Chief Executive Officer Compensation. The assessment of the Chief Executive Officer's performance and determination of the CEO's compensation are among our principal responsibilities.

In reviewing the performance of WEC's Chief Executive Officer, we requested that all nonemployee directors evaluate the CEO's performance. The Compensation Committee chair reviewed the evaluations, met with Mr. Abdoo to discuss them, and the Committee factored the results into our compensation determinations.

We set Mr. Abdoo's base salary at $756,300 for 2002. This base salary is at the low end of the competitive range for CEO's at comparably sized companies as reflected in the survey of general industry compensation practices.

Mr. Abdoo's annual incentive compensation for 2002 was based upon achievement of the financial initiatives described above.

In view of the discretionary component of the annual incentive plan, the Committee also noted the significant accomplishments of Mr. Abdoo during 2002; including:

- Preliminary approval given by the Public Service Commission of Wisconsin for the first phase of the *Power the Future* proposal to build two new 545-megawatt natural gas-fired generating facilities at the Port Washington Power Plant;
- Completion of the Guardian Pipeline which brings natural gas to We Energies' distribution system;
- Successful completion of the sale of Wisvest-Connecticut assets;

- Receipt of the Governor's Award for Excellence in Environmental Performance for the second time in four years and the Business Friend of the Environment Award for the Pleasant Prairie Power Plant's ash utilization pilot project;
- Successful launch of the We Energies brand, which combines the Company's utility operations under one name, resulting in measurable customer recognition and understanding of brand attributes within six weeks of the launch;
- Successful introduction of a new vision for We Energies: "We enhance the quality of life of every person we touch ... today, tomorrow, together" and commitment to a set of values: Respect, Excellence, Accountability, Diversity, Integrity and Safety; and
- Reduction in Occupational Safety & Health Act recordable injury rates by approximately 10% for the second straight year.

To specifically link a portion of his compensation to the enhancement of long-term stockholder value, Mr. Abdoo was awarded long-term incentive compensation in 2002 in the form of stock options, as set forth in the "Long-Term Compensation Awards" column of the Summary Compensation Table.

Compliance With Tax Regulations Regarding Executive Compensation. Section 162(m) of the Internal Revenue Code limits tax deductions for executive compensation to $1 million, unless certain requirements are met. It is the Company's policy to take reasonable steps to obtain the corporate tax deduction by qualifying for the exemptions from limitation on such deductibility under Section 162(m) to the extent practicable.

Respectfully submitted to WEC's stockholders by the Compensation Committee of the Board of Directors.

John F. Bergstrom, Committee Chair
John F. Ahearne
Willie D. Davis

EXECUTIVE OFFICERS' COMPENSATION

This table summarizes, for the last three fiscal years, compensation awarded to, earned by or paid to WEC's Chief Executive Officer and each of WEC's other four most highly-compensated executive officers.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation Awards		
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Awards[1] ($)	Securities Underlying Options (#)	All Other Compensation[2] ($)
Richard A. Abdoo							
Chairman of the Board, President	2002	756,300	859,308	11,868	0	300,000	66,959
and Chief Executive Officer	2001	707,500	563,948	11,811	163,120	300,000	66,875
	2000	657,500	723,168	16,954	148,500	100,000	30,632
Richard R. Grigg							
Executive Vice President of WEC;	2002	518,668	507,879	4,015	0	200,000	52,874
President and Chief Operating	2001	440,000	350,719	4,128	122,340	131,535	98,545
Officer of Wisconsin Electric	2000	400,000	367,446	3,723	111,375	75,000	23,932
Power Company and Wisconsin							
Gas Company							
Paul Donovan							
Executive Vice President	2002	518,668	471,448	206,057[3]	0	200,000	53,643
and Chief Financial Officer	2001	440,000	282,333	28,760	122,340	131,535	65,463
	2000	407,500	358,559	8,210	232,500	75,000	14,849
James C. Donnelly							
President and Chief Executive	2002	420,000	251,790	0	0	113,130	40,068
Officer of WICOR Industries, Inc.	2001	400,000	80,000	0	61,170	113,130	51,085
(as of April 2000)	2000	236,667	163,083	0	0	0	9,867
Larry Salustro							
Senior Vice President and	2002	336,000	323,331[4]	2,297	0	75,000	34,075
General Counsel	2001	311,668	165,797	2,339	122,340	75,000	33,956
	2000	262,500	229,140	1,891	74,250	50,000	21,114

(1) There were no restricted stock awards made during fiscal 2002. As of December 31, 2002, the named executive officers held the following number of shares of restricted stock, including restricted dividends, with the following values (based on a closing price of $25.20 on December 31, 2002): Mr. Abdoo–36,701 shares ($924,865), Mr. Grigg–22,175 shares ($558,810), Mr. Donovan–19,765 shares ($498,078), Mr. Donnelly–4,970 shares ($125,244) and Mr. Salustro–23,331 shares ($587,941).

(2) All Other Compensation for 2002 for Messrs. Abdoo, Grigg, Donovan, Donnelly and Salustro, respectively, includes:

- employer matching of contributions for each named executive into the 401(k) plan in the amount of $6,000, $5,500, $5,850, $5,298 and $4,996, respectively,
- "make whole" payments under the Executive Deferred Compensation Plan with respect to matching in the 401(k) plan on deferred salary or salary received but not otherwise eligible for matching in the amounts of $33,607, $13,368, $18,030, $6,900 and $9,054, respectively, and
- the present value of the current year's non-term portion of the insurance premium paid by the Company in January, 2002, prior to the enactment of the Sarbanes-Oxley Act of 2002, under a split-dollar life insurance program in the amounts of $27,352, $34,006, $29,763, $27,870 and $20,025, respectively; the executive pays the term insurance portion of the premium.

(3) Other Annual Compensation for 2002 for Mr. Donovan includes $50,474 associated with the payment of legal expenses and $53,989 primarily associated with temporary housing expenses, as well as income tax payments related to these items.

(4) Bonus amount for Mr. Salustro in 2002, includes $100,000 in recognition of his contributions toward resolution of the West Allis/Giddings & Lewis lawsuit.

Option Grants in Last Fiscal Year

This table shows additional data regarding the options granted in 2002 to the named executive officers.

Individual Grants[1]					Grant Date Value
Name	Number of Securities Underlying Options Granted (#)	Percent of Total Options Granted to Employees in Fiscal Year (%)	Exercise or Base Price ($/Share)	Expiration Date	Grant Date Present Value[2] ($)
Richard A. Abdoo	300,000	12.14	22.66	01/02/2012	1,855,200
Richard R. Grigg	131,535	5.32	22.66	01/02/2012	813,412
	68,465	2.77	25.81	05/01/2012	494,865
Paul Donovan	131,535	5.32	22.66	01/02/2012	813,412
	68,465	2.77	25.81	05/01/2012	494,865
James C. Donnelly	113,130	4.58	22.66	01/02/2012	699,596
Larry Salustro	75,000	3.04	22.66	01/02/2012	463,800

(1) Consists of incentive and non-qualified stock options to purchase shares of WEC common stock granted pursuant to the 1993 Omnibus Stock Incentive Plan, as amended, on January 2, 2002 and May 1, 2002. These options have exercise prices equal to the fair market value of the WEC shares on the date of grant and vest pro rata over a four year period beginning on the first anniversary of the grant date with full vesting on the fourth anniversary date. Upon a "change in control" of WEC, as defined in the plan, or upon retirement, permanent total disability or death of the option holder, these options shall become immediately exercisable. These options were granted for a term of ten years, subject to earlier termination in certain events related to termination of employment. In the discretion of the Compensation Committee, the exercise price may be paid by delivery or attestation of already-owned shares. Tax withholding obligations related to exercise may be satisfied by withholding shares otherwise deliverable upon exercise, subject to certain conditions. Subject to the limitations of the 1993 Omnibus Stock Incentive Plan, as amended, the Compensation Committee has the power with the participant's consent to modify or waive the restrictions on vesting of these options, to amend these options and to grant extensions or to accelerate the vesting of these options.

(2) An option pricing model (developed by Black-Scholes) was used to determine the options' present value as of the date of the grant. The assumptions used in the Black-Scholes equation for options expiring January 2, 2012 are: market price of stock: $22.66; exercise price of option: $22.66; stock volatility: 25.59%; annualized risk-free interest rate: 5.64%; exercise at the end of the 10-year option term; and dividend yield: 3.53%. The assumptions for options expiring May 1, 2012 are: market price of stock: $25.81; exercise price of option: $25.81; stock volatility: 24.16%; annualized risk-free interest rate: 5.42%; exercise at the end of the 10-year option term; and dividend yield: 3.10%. WEC's use of this model should not be construed as an endorsement of its accuracy. The ultimate value of the options, if any, will depend upon the future value of the WEC common stock, which cannot be forecast with reasonable accuracy, and on the optionee's investment decisions.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table reflects options exercised in 2002 and the number and value of exercisable and unexercisable in the money options held by the named executive officers at fiscal year-end.

Name	Shares Acquired on Exercise (#)	Value Realized ($) (1)	Number of Securities Underlying Unexercised Options at Fiscal Year-End (#)		Value of Unexercised In the Money Options at Fiscal Year-End ($)(2)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Richard A. Abdoo	0	N/A	318,498	585,002	555,295	1,906,305
Richard R. Grigg	0	N/A	156,381	341,154	335,386	948,622
Paul Donovan	0	N/A	64,141(3)	343,651	263,597	948,701
James C. Donnelly	54,242	902,580	334,087	218,237	3,686,504	720,484
Larry Salustro	0	N/A	101,248	158,752	220,957	592,218

(1) Value realized is determined by subtracting the exercise price from the fair market value on the date of exercise. Fair market value is the average of the high and low prices reported in the New York Stock Exchange Composite Transaction report on the exercise date.

(2) Value is determined by subtracting the exercise price from the year-end market price multiplied by the number of shares underlying the option.

(3) Excludes options for 28,743 shares, with an in the money value of $72,070, that were transferred to and are held by trusts for the benefit of Mr. Donovan's family.

EMPLOYMENT AND SEVERANCE ARRANGEMENTS

Pursuant to the merger agreement relating to WEC's acquisition of WICOR, Inc., on June 27, 1999, WEC adopted severance policies that became effective on April 26, 2000, when the merger occurred, replacing WEC's previous severance policy. The policies provide for severance benefits to designated executives and other key employees if within two years after the merger they are discharged without cause or resign with good reason. WEC has approved changes to the severance policies to allow for a deferral opportunity for participants who may become entitled to benefits and to continue the policies after the end of the two-year period following the WICOR merger to provide for severance benefits in the event of employment termination either in anticipation of or within a two-year period following a change in control by reason of discharge without cause or resignation with good reason.

Under the current severance policies, participants have been designated into one of four benefit levels. Of the individuals named in the Summary Compensation Table, Mr. Donnelly is a Tier 1 participant and Mr. Salustro is a Tier 2 participant. Messrs. Abdoo, Grigg and Donovan do not participate in the severance policy, but each has a separate change in control and severance agreement as described below.

Tier 1 and Tier 2 benefits provide generally for lump sum severance payments equal to three times the sum of the current base salary and the highest bonus in the last three years (or the then current target bonus, if higher), a pension lump sum for the equivalent of three years' worth of additional service and three years' continuation of health and life insurance coverages. An overall limit is placed on benefits to avoid federal excise taxes under the "parachute payment" provisions of the tax law. In addition, Tier 1 participants would be entitled to the same severance benefits if they resigned for any reason within the six month period following the first anniversary of a change in control.

The Company has entered into agreements with each of Messrs. Abdoo, Grigg and Donovan providing for certain employment and severance benefits as described below.

- Under the agreement with Mr. Abdoo, severance benefits are provided if his employment is terminated (i) by the Company, other than for cause, death or disability, in anticipation of or following a change in control, (ii) by the executive for good reason following such a change in control, (iii) by the executive within six months after completing one year of service following a change in control, or (iv) in the absence of a change in control, by the Company for any reason other than cause, death or disability or by the executive for good reason. The agreement provides for a lump sum severance payment equal to three times the sum of the executive's highest annual base salary in effect in the last three years and highest bonus amount. The highest bonus amount would be calculated as the largest of (i) the current target bonus for the fiscal year in which employment termination occurs, (ii) the highest bonus paid in either the last three fiscal years of the Company prior to termination or the change in control, or (iii) an amount calculated by multiplying the highest bonus percentage earned during either of such three fiscal year periods times the highest yearly base salary rate in effect during the three-year period ending prior to termination. The agreement also provides for three years' continuation of health and certain other welfare benefit coverages, eligibility for retiree health coverage thereafter, continuation of the split-dollar life insurance program until the applicable policy becomes paid up, a payment equal to the value of three additional years' of participation in the applicable qualified and non-qualified retirement plans, full vesting in all outstanding stock options and restricted stock awards, certain financial planning services and other benefits and a "gross-up" payment should any payments or benefits under the agreements trigger federal excise taxes under the "parachute payment" provisions of the tax law. The agreement also contains a one-year non-compete provision applicable on termination of employment.

- The agreement with Mr. Grigg is substantially similar to Mr. Abdoo's, except as follows: (i) under the agreement, as of January 1, 2003, Mr. Grigg's annual base salary increased to $579,600 and his target bonus compensation for 2003 was fixed at 80% of such increased salary; and (ii) Mr. Grigg's agreement defines good reason to include certain changes in management. In addition, pursuant to the terms of the agreement, on January 2, 2003, the Company granted to Mr. Grigg an option to purchase 200,000 shares of the common stock of the Company.

- The agreement with Mr. Donovan is similar to Mr. Abdoo's, but provides for certain special benefits in the event his employment is terminated in the absence of a change in control either by him or the Company pursuant to (i) notice given during the period from May 1, 2003 through June 29, 2003, or (ii) the expiration of the term of his employment, which is February 29, 2004 (or, if later, on the payment date for his bonus for 2003), unless such term is renewed until March 1, 2008, when the term expires. Such special benefits include lump sum payments related to the executive's 2002 and 2003 bonuses, base salary continuation for a minimum period of six months, a payment equal to the value of at least six months additional participation in the applicable qualified and non-qualified retirement plans, continuation of health and certain other welfare benefits for at least six months, continuation of the split-dollar life insurance program until the applicable policy becomes paid-up and full vesting in all outstanding stock options and restricted stock awards. In connection with Mr. Donovan joining the Company, he was encouraged to purchase a house in Wisconsin. In this regard, the agreement obligates the Company to repurchase, at Mr. Donovan's request within seven years of his leaving the Company, his Wisconsin house at a price that would assure the after-tax recovery of his investment in that house or its then fair market value, whichever is greater. In addition, the agreement provides that as of January 1, 2003, Mr. Donovan's annual base salary increased to $579,600 and his target bonus compensation was fixed at 80% of such increased salary. Pursuant to the terms of the agreement, on January 2, 2003, Mr. Donovan was granted an option to purchase 200,000 shares of the common stock of the Company.

RETIREMENT PLANS

WEC maintains a defined benefit pension plan of the cash balance type (the "WEC Plan") for most employees, including Messrs. Abdoo, Grigg, Donovan, Donnelly and Salustro. The WEC Plan bases a participant's defined benefit pension on the value of a hypothetical account balance. For individuals participating in the WEC Plan as of December 31, 1995, a starting account balance was created equal to the present value of the benefit accrued as of December 31, 1994, under the plan benefit formula prior to the change to a cash balance approach. That formula provided a retirement income based on years of credited service and final average compensation for the 36 highest consecutive months, with an adjustment to reflect the Social Security integrated benefit. In addition, individuals participating in the WEC Plan as of December 31, 1995 received a special one-time transition credit amount equal to a specified percentage varying with age multiplied by credited service and 1994 base pay.

The present value of the accrued benefit as of December 31, 1994, plus the transition credit, was also credited with interest at a stated rate. For 1996 and thereafter, a participant receives annual credits to the account equal to 5% of base pay (including certain incentive payments, pre-tax deferrals and other items), plus an interest credit on all prior accruals equal to 4% plus 75% of the annual time-weighted trust investment return for the year in excess of 4%. Additionally, the WEC Plan provides that up to an additional 2% of base pay may be earned based upon achievement of earnings targets.

The life annuity payable under the WEC Plan is determined by converting the hypothetical account balance credits into annuity form.

Individuals who were participants in the WEC Plan on December 31, 1995 were "grandfathered" so that they will not receive any lower retirement benefit than would have been provided under the prior formula, had it continued, if their employment terminates on or before January 1, 2011.

Wisconsin Gas Company also maintained a defined benefit pension plan of the cash balance type (the "Wisconsin Gas Plan") for most of its employees, including Mr. Donnelly. The Wisconsin Gas Plan was merged into the WEC Plan, effective as of January 1, 2002. The cash balance formula, effective in 1997, provided an annual accrual of 6% of salary and bonus, with a guaranteed earnings rate of 4%. Further, the Wisconsin Gas Plan provided that the Company could amend it from year to year to grant a higher earnings rate for the applicable year. In order to recognize the pre-1997 service and compensation of participants as of January 1, 1997, the Wisconsin Gas Plan granted each such participant a special transition credit. Additionally, the Wisconsin Gas Plan "grandfathered" individuals who were participants as of January 1, 1998 so that they will not receive any lower retirement benefit than would have been provided under the pre-1997 final average earnings formula, had it continued, if their employment terminated before December 31, 2007. The WEC Plan continues this "grandfathered" benefit approach for all former Wisconsin Gas Plan participants (including Mr. Donnelly) who became participants in the WEC Plan as a result of the January 1, 2002 merger of the plans and continued in employment as of that date.

For the individuals listed in the Summary Compensation Table, estimated benefits under both "grandfathered" formulas are higher than under the cash balance plan formula. As a result, their benefits would currently be determined by the prior plan benefit formula. The following tables set forth estimated annual benefits payable in life annuity form on normal retirement for persons in various compensation and years of service classifications during 2002, based on the continuation of the "grandfathered" prior plan formulas for WEC and Wisconsin Gas (including supplemental amounts providing additional benefits described below in the "Other Retirement Benefits" section):

Pension Plan Table—WEC Plan (Prior Plan Formula)

	Years of Service					
Remuneration	15	20	25	30	35	40
$ 300,000	74,657	99,543	124,429	149,314	163,445	177,575
500,000	126,407	168,543	210,679	252,814	276,695	300,575
700,000	178,157	237,543	296,929	356,314	389,945	423,575
900,000	229,907	306,543	383,179	459,814	503,195	546,575
1,100,000	281,657	375,543	469,429	563,314	616,445	669,575
1,300,000	333,407	444,543	555,679	666,814	729,695	792,575
1,500,000	385,157	513,543	641,929	770,314	842,945	915,575
1,700,000	436,907	582,543	728,179	873,814	956,195	1,038,575
1,900,000	488,657	651,543	814,429	977,314	1,069,445	1,161,575
2,100,000	540,407	720,543	900,679	1,080,814	1,182,695	1,284,575

Pension Plan Table—WEC Plan (Prior Wisconsin Gas Company Plan Formula)

	Years of Service					
Remuneration	15	20	25	30	35	40
$ 300,000	87,600	116,800	133,600	138,100	142,600	147,100
500,000	147,000	196,000	224,200	231,700	239,200	246,700
700,000	206,400	275,200	314,800	325,300	335,800	346,300
900,000	265,800	354,400	405,400	418,900	432,400	445,900
1,100,000	325,200	433,600	496,000	512,500	529,000	545,500
1,300,000	384,600	512,800	586,600	606,100	625,600	645,100
1,500,000	444,000	592,000	677,200	699,700	722,200	744,700
1,700,000	503,400	671,200	767,800	793,300	818,800	844,300
1,900,000	562,800	750,400	858,400	886,900	915,400	943,900
2,100,000	622,200	829,600	949,000	980,500	1,012,000	1,043,500

The compensation for the individuals listed in the Summary Compensation Table in the columns labeled "Salary" and "Bonus" is virtually equivalent to the compensation considered for purposes of the retirement plans and the various supplemental plans.

Messrs. Abdoo, Grigg, Donovan, Donnelly and Salustro, currently have or are considered to have 35, 32, 30, 15 and 30 credited years of service, respectively.

Other Retirement Benefits. Designated officers of WEC and Wisconsin Electric Power Company, including Messrs. Abdoo, Grigg, Donovan and Salustro participate in the Supplemental Executive Retirement Plan ("SERP"). The SERP provides monthly supplemental pension benefits to participants, which will be paid out of unsecured corporate assets, or the grantor trust described below, as follows: (i) an amount equal to the difference between the actual pension benefit payable under the pension plan and what such pension benefit would be if calculated without regard to any limitation imposed by the Internal Revenue Code on pension benefits or covered compensation; and (ii) an amount calculated so as to provide participants with a supplemental lifetime annuity, estimated to amount to between 8% and 10% of final average compensation depending on which pension payment option is selected. Except for a "change in control" of WEC, as defined in the SERP, no payments are made until after the participant's retirement or death.

Designated officers of Wisconsin Gas Company, including Mr. Donnelly, participate in the Wisconsin Gas Company Supplemental Retirement Income Program. This plan provides supplemental retirement benefits to take into account certain compensation that is excluded under the applicable retirement plan and to provide benefits that otherwise would have been accrued or payable, except for the limitations of the Internal Revenue Code.

WEC has entered into agreements with Messrs. Abdoo, Donovan and Salustro who cannot accumulate by normal retirement age the maximum number of years of credited service under the pension plan formula in effect immediately before the change to the cash balance formula, as described below:

- According to Mr. Abdoo's agreement, Mr. Abdoo at retirement will receive supplemental retirement payments which will make his total retirement benefits at age 58 or older substantially the same as those payable to employees who are age 60 or older, who are in the same compensation bracket and who became plan participants at the age of 25, offset by the value of any qualified or non-qualified defined benefit pension plans of prior employers.
- According to Mr. Donovan's agreement, Mr. Donovan at retirement will receive supplemental retirement payments which will make his total retirement benefits at age 55 or older substantially the same as those payable to employees who are in the same compensation bracket and who became plan participants at the age of 25, offset by the value of social security benefits and modified by early retirement reduction factors applicable to Mr. Donovan between age 55 and 58.
- According to Mr. Salustro's agreement, Mr. Salustro at retirement will receive supplemental retirement payments which will make his total retirement benefits at age 60 or older substantially the same as those payable to employees who are age 60 or older, who are in the same compensation bracket, and who became plan participants at the age of 25, offset by the value of any qualified or non-qualified defined benefit pension plans of prior employers.

The Company has agreed to provide Mr. Donovan certain life insurance benefits in consideration for his surrendering certain post-retirement benefits under the SERP. An independent review has verified that based on certain assumptions, the exchange is cost neutral to the Company.

The WEC Amended Non-Qualified Trust, a grantor trust, has been established to fund certain non-qualified benefits, including the SERP, the Executive Deferred Compensation Plan and the agreements with the named executive officers. The plans and agreements provide for optional lump sum payments and, in the instance of a change in control, and absent a deferral election, mandatory lump sum payments without regard to whether the executive's employment has terminated. In each case, the interest rate benchmark formula for calculating the lump sum amount is based on the five-year U.S. Treasury Note yield as of a certain date or a 36 month average of such yields.

WEC COMMON STOCK OWNERSHIP

Directors, Nominees and Executive Officers. The following table lists the beneficial ownership of WEC common stock of each director, nominee, named executive officer, and all of the directors and executive officers as a group as of February 3, 2003. In general, "beneficial ownership" includes those shares a director or executive officer has the power to vote or transfer, and stock options that are exercisable currently or within 60 days of February 3, 2003. Included are shares owned by each individual's spouse, minor children or any other relative sharing the same residence, as well as shares held in a fiduciary capacity or held in WEC's Stock Plus and 401(k) plans. None of these persons beneficially own more than 1% of the outstanding common stock.

	Shares Beneficially Owned[1]		
Name	Shares Owned [2] [3]	Option Shares Exercisable Within 60 Days	Total
Richard A. Abdoo	70,017[4]	443,498	513,515
John F. Ahearne	4,171	12,667	16,838
John F. Bergstrom	3,000	12,667	15,667
Barbara L. Bowles	3,007	12,667	15,674
Robert A. Cornog	5,638	12,667	18,305
Willie D. Davis	9,141	19,901[5]	29,042
James C. Donnelly	37,120[4]	388,878[5]	425,998
Paul Donovan	87,763[4]	134,523	222,286
Richard R. Grigg	28,948[4]	226,764	255,712
Ulice Payne, Jr.	492	0	492
Larry Salustro	27,666[4]	151,248	178,914
Frederick P. Stratton, Jr.	8,600	12,667	21,267
George E. Wardeberg	22,616	640,000[5]	662,616
All above-named individuals and other executive officers as a group (15 persons)	322,787[4]	2,138,492[5]	2,461,279[6]

(1) Information on beneficially-owned shares is based on data furnished by the specified persons and is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, as required for purposes of this proxy statement. It is not necessarily to be construed as an admission of beneficial ownership for other purposes.

(2) Certain WEC directors and executive officers also hold share units in the WEC phantom common stock account under WEC's deferred compensation plans as indicated: Mr. Abdoo (24,042), Mr. Bergstrom (6,767), Mr. Cornog (11,989), Mr. Davis (8,523), Mr. Donnelly (721), Mr. Donovan (9,152), Mr. Grigg (3,832), Mr. Salustro (2,824), Mr. Stratton (8,455), Mr. Wardeberg (1,714), and all directors and executive officers as a group (78,253). Share units are intended to reflect the performance of WEC common stock and are payable in cash. While these units do not represent a right to acquire WEC common stock, have no voting rights and are not included in the number of shares reflected in the "Shares Owned" column in the table above, we have listed them in this footnote because they represent an additional economic interest of the directors and executive officers tied to the performance of WEC common stock.

(3) Each individual has sole voting and investment power as to all shares listed for such individual, except the following individuals have shared voting and/or investment power as indicated: Mr. Abdoo (10,107), Mr. Cornog (150), Mr. Donovan (55,000), Mr. Stratton (4,600), and all directors and executive officers as a group (69,857).

(4) Includes shares of restricted stock over which the holders have sole voting but no investment power: Mr. Abdoo (36,701), Mr. Donnelly (4,970), Mr. Donovan (19,765), Mr. Grigg (22,175), Mr. Salustro (23,331), and all directors and executive officers as a group (115,530). Shares listed for Mr. Donnelly include restricted stock granted by WICOR, Inc. which were converted to outstanding WEC restricted stock on the effective date of the acquisition of WICOR, Inc.

(5) Option shares listed include options granted by WICOR, Inc. which were converted to WEC stock options on the effective date of the acquisition of WICOR, Inc.

(6) Represents 2.1% of total WEC common stock outstanding on February 3, 2003.

Owners of More than 5%. The following table shows stockholders who reported beneficial ownership of more than 5% of WEC common stock, based on the information they have reported as of February 17, 2003, on Schedule 13G or Schedule 13D filed under Rule 13d-1 of the Securities Exchange Act of 1934, as amended.

Name and Address	Voting Authority		Dispositive Authority		Total Shares Beneficially Owned	Percent of WEC Common Stock
	Sole	Shared	Sole	Shared		
AXA Financial, Inc.(1) 1290 Avenue of the Americas New York, NY 10104	6,187,678	1,202,082	10,695,176	0	10,695,176	9.3%

(1) AXA Financial is a parent holding company.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's officers, directors, and persons owning more than ten percent of WEC's common stock to file reports of ownership and changes in ownership of equity and derivative securities of WEC with the Securities and Exchange Commission and the New York Stock Exchange. Effective as of August 29, 2002, the SEC accelerated those reporting requirements, requiring most changes in ownership to be reported within two business days of the date the transaction occurred rather than within ten days after the end of the month in which the transaction occurred or on a deferred basis annually. To the Company's knowledge, based on information provided by the reporting persons, all applicable reporting requirements for fiscal year 2002 were complied with in a timely manner, except that one acquisition of phantom stock under the Executive Deferred Compensation Plan by each of Messrs. Abdoo, Donnelly, Donovan, Grigg and Salustro, which was made as of September 30, 2002, was reported one day late.

PERFORMANCE GRAPH

The following graph shows a comparison of the cumulative total return, assuming reinvestment of dividends, over five years had $100 been invested at the close of business on December 31, 1997 in each of (i) WEC common stock, (ii) the Standard & Poor's 500 Index ("S&P 500"), and (iii) the Edison Electric Institute Index of Investor-Owned Utilities ("EEI Index"). The stock price performance shown in the graph is not necessarily indicative of future price performance.

FIVE-YEAR CUMULATIVE RETURN CHART


$200
$150
$100
$50
$0
Wisconsin Energy
S&P 500
EEI Index
12/31/1997
12/31/1998
12/31/1999
12/31/2000
12/31/2001
12/31/2002

Value of Investment at Year-End

	12/31/1997	12/31/1998	12/31/1999	12/31/2000	12/31/2001	12/31/2002
Wisconsin Energy Corporation	$100	$115	$ 76	$ 94	$ 98	$113
S&P 500	$100	$128	$155	$141	$124	$ 97
EEI Index	$100	$114	$ 93	$137	$125	$107

2004 ANNUAL MEETING

The Corporate Governance Committee and WEC Board have approved director candidate selection criteria which are designed to provide the Board with a diversity of experience to allow it to effectively meet the many challenges WEC faces in today's changing environment. Stockholders wishing to propose director candidates for consideration and recommendation by the Corporate Governance Committee for election at the 2004 Annual Meeting of Stockholders must submit the name(s) and qualifications of any proposed candidate(s) to WEC's Corporate Secretary, Kristine Rappé, at the Company's principal executive offices, 231 West Michigan Street, P.O. Box 2949, Milwaukee, Wisconsin 53201, no later than October 15, 2003. The Bylaws state that directors shall be stockholders of WEC.

Stockholders who intend to have a proposal considered for inclusion in the Company's proxy materials for presentation at the 2004 Annual Meeting of Stockholders must submit the proposal to the Company no later than November 12, 2003. Stockholders who intend to present a proposal at the 2004 Annual Meeting of Stockholders without inclusion of such proposal in the Company's proxy materials, or who propose to nominate a person for election as a director at the meeting, are required to provide notice of such proposal to the Company at least 70 days and not more than 100 days prior to the scheduled date of the 2004 Annual Meeting of Stockholders.

AVAILABILITY OF FORM 10-K

A copy (without exhibits) of WEC's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, as filed with the Securities and Exchange Commission, is available without charge to any stockholder of record or beneficial owner of WEC common stock by writing to the Corporate Secretary, Kristine Rappé, at the Company's principal executive offices, 231 West Michigan Street, P. O. Box 2949, Milwaukee, Wisconsin 53201. In lieu of providing all stockholders with an Annual Report, the WEC consolidated financial statements and certain other information found in the Form 10-K is provided in Appendix B to this proxy statement.

APPENDIX A

WISCONSIN ENERGY CORPORATION
WISCONSIN ELECTRIC POWER COMPANY
WISCONSIN GAS COMPANY
AUDIT AND OVERSIGHT COMMITTEE OF THE BOARD OF DIRECTORS
CHARTER

Adopted: December 18, 1991; Revised: February 10, 2003

PURPOSE

The principal purpose of the Audit and Oversight Committee (Committee) is to (A) assist the Board of Directors in carrying out its oversight responsibility of (i) the integrity of the Company's financial statements, (ii) the Company's compliance with legal and regulatory requirements, (iii) the independent auditor's qualifications and independence, and (iv) the performance of the Company's internal audit function and independent auditors, and (B) prepare the report that Securities and Exchange Commission rules require to be included in the Company's proxy statement. With respect to item (i), preparation of the financial statements is the role of Company management, not the Committee. The Committee shall report all significant findings to the Board.

COMPOSITION

The Committee shall consist of three or more independent directors who are periodically appointed by the Board. Members shall serve at the pleasure of the Board and for such term or terms as the Board may determine. Each member shall, in the judgment of the Board, meet the independence standards of the New York Stock Exchange, the Sarbanes-Oxley Act of 2002 and the Securities and Exchange Commission. Each member shall be financially literate as the Board of Directors interprets such qualification in its judgment. The Board shall determine whether any director serving on the Committee is an "audit committee financial expert," as such term is defined in the rules and regulations promulgated by the Securities and Exchange Commission. No director may serve as a member of the Committee if such director serves on the audit committees of more than three public companies unless the Board determines that such simultaneous service would not impair the ability of such director to effectively serve on the Committee and discloses this determination in the Company's proxy statement. No member of the Committee may receive any compensation from the Company other than (i) directors' fees which may be received in cash, stock options or other in-kind consideration, (ii) other deferred compensation for prior service that is not contingent on future service, and (iii) any other benefits that other directors receive for their service to the Company as a director. One of the directors shall be appointed Chair for a term to be determined by the Board and shall preside over the meetings of the Committee. In the event the Committee Chair is unable to serve as Chair for a specific meeting, he/she shall designate one of the Committee members to preside.

DUTIES AND RESPONSIBILITIES

The Committee shall have unrestricted access to the independent auditor, Company personnel and documentation pertinent to the scope of its duties and responsibilities. The duties and responsibilities of the Committee shall be to:

Independent Auditor

- Evaluate the services of the independent auditor, or other independent auditors under consideration, and approve a firm to be engaged for the coming year. The Committee shall have the sole and ultimate authority and responsibility to evaluate and, where appropriate, terminate and replace the independent auditor. The independent auditor is ultimately accountable to the Committee.
- Review and approve proposed audit and non-audit services for the year, and any additional audit or non-audit services subsequently proposed, and assure that such services will not affect the independence of the auditor. Approve in advance any non-audit engagements of the independent auditor permitted by Section 201 of the Sarbanes-Oxley Act of 2002 and assure that approval is disclosed in the Company's periodic reports as required by law. Authority to pre-approve services can be delegated to one or more members of the Audit and Oversight Committee, but any pre-approval decision by the delegate must be reported to the full Audit and Oversight Committee at its next regularly scheduled meeting.
- Prior to the start of the annual audit, approve the audit plan and the terms and estimated fees for the engagement following the independent auditor's presentation of the audit plan and objectives of the audit.
- Review with management and the independent auditor, at least annually, recent accounting, tax, and financial reporting developments and auditing standards.

- Ensure that the independent auditor submits, at least on an annual basis, to the Committee a formal written statement delineating all relationships between the auditor and the Company consistent with Independence Standards Board Standard No. 1. Engage in a dialogue with the independent auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the outside auditor. Take appropriate action, when necessary, to ensure the independence of the independent auditor.
- Discuss with the independent auditor the matters to be discussed by Statement on Auditing Standards No. 61 relating to the conduct of the audit.
- Set clear hiring policies for employees or former employees of the independent auditors.
- Oversee the resolution of any disagreements between the Company's independent auditors and management regarding financial reporting.
- Review on a regular basis with the Company's independent auditors any problems or difficulties encountered by the independent auditors in the course of any audit work, including management's response with respect thereto, any restrictions on the scope of the independent auditors' activities or on access to requested information, and any significant disagreements with management. In connection therewith, the Committee should review with the independent auditors:

  (i) any accounting adjustments that were noted or proposed by the independent auditors but were not recorded by management (due to immateriality or other reasons);

  (ii) any significant "management" or "internal control" comments; and

  (iii) the responsibilities, budget and staffing of the Company's internal auditors.
- Ensure that the audit partners scheduled to perform the current year's audit of the Company's financial statements satisfy the rules governing audit partner rotation.
- Ensure that the chief executive officer, controller, chief financial officer, chief accounting officer or other person serving in an equivalent position of the Company, was not, within one year prior to the initiation of the audit, an employee of the independent auditors who participated in any capacity in the Company's audit.

Annual and Interim Financials

- After the annual audit, review the financial statements and other related financial information to be included in the Company's Annual Report on Form 10-K, including the Company's disclosure under "Management's Discussion and Analysis of Financial Condition and Results of Operations," with appropriate Company management and the independent auditor. Review with the independent auditor its report to the Committee regarding the audit and its opinion to be issued on the financial statements. Recommend to the Board any action considered necessary, including that audited financials be included in the Form 10-K.
- Prior to the filing of the Company's Quarterly Report on Form 10-Q, review the interim financial statements to be included in the 10-Q with management and the independent auditor.
- Review the certifications of the Chief Executive Officer and Chief Financial Officer related to the annual and interim reports as required by the Sarbanes-Oxley Act of 2002 as well as any significant reports of management's Disclosure Committee.
- Discuss earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies. The Committee need not discuss in advance each earnings release or each instance in which the Company may provide earnings guidance.
- Review and discuss with management, the independent auditors and the internal auditing department:

  (i) critical accounting policies and such other accounting policies of the Company as are deemed appropriate for review by the Committee prior to any interim or year-end filings with the Securities and Exchange Commission or other regulatory body, including any financial reporting issues which could have a material impact on the Company's financial statements;

  (ii) major issues regarding accounting principles and financial statement presentations, including (A) any significant changes in the Company's selection or application of accounting principles and (B) any analyses prepared by management and/or the independent auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the ramifications and effects of alternative generally accepted accounting principles on the Company's financial statements;

(iii) all alternative treatments of financial statement presentation that have been discussed by the independent auditors and management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditors; and

(iv) the effect of regulatory and accounting initiatives, as well as, off balance sheet transactions, on the financial statements of the Company.

Internal Controls

- At least annually, obtain and review a report by the independent auditor describing: the auditor's internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the auditor, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the auditor, and any steps taken to deal with any such issues; and (to assess the auditor's independence) all relationships between the independent auditor and the Company.
- Review with the Company's chief executive officer and chief financial officer and other senior members of management, the Company's internal auditors and independent auditors:

(i) all significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize, and report financial data, including any material weaknesses in internal controls identified by the Company's independent auditor;

(ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls; and

(iii) any significant changes in internal controls or in other factors that could significantly affect internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

Internal Auditor

Meet at least semi-annually with the internal auditor to review internal audit's independence, coordination with the independent auditor, staffing, audit scope, significant audit results, management's responsiveness to recommendations, evaluation of internal control systems, and other relevant matters.

Code of Business Conduct

- Review any reports submitted regarding compliance with the Company's Code of Business Conduct and approve, as appropriate, any preapprovals or waivers thereto for directors, executive officers and senior financial officers and ensure that any waivers are disclosed in accordance with applicable laws.
- Establish procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Oversight of Legal/Litigation, Regulatory and Environmental Matters

- Meet at least annually with the general counsel, and outside counsel when appropriate, to review legal and regulatory matters, including any matters that may have a material impact on the financial statements of the Company.
- Review and provide oversight of:

(i) litigation matters, to ensure appropriate management and supervision is being afforded significant actual and potential litigation and insurance claims; and

(ii) environmental compliance matters, including review of the Company's regulatory and civil litigation exposure concerning environmental contamination and/or toxic torts and to ensure that appropriate management attention is being given to such matters.

- The Committee shall have direct access to and meet as needed with the officer in charge of each function, without management present, as appropriate. The officers shall report all significant matters to the Committee.

Risk Assessment and Risk Management

Discuss the Company's major risk exposures and the steps management has taken to monitor and control such exposures. In this regard, review the process used by the Board's Finance Committee to discuss policies with respect to the Company's risk assessment and risk management.

Annual Performance Evaluation

Produce and provide to the Board an annual performance evaluation of the Committee. The evaluation shall compare the performance of the Committee with the requirements of this Charter. Recommend to the Board any improvements to the Charter.

Other

- Prepare the report required by the rules of the Securities and Exchange Commission to be included in the Company's annual proxy statement.
- Recommend to the Board special audits or studies the Committee considers necessary or advisable. Review the reports issued for such special audits or studies and recommend to the Board any action considered necessary.
- The Committee shall also be responsible for any other matters as may from time to time be requested by the Board and/or the Chief Executive Officer.
- The Committee may, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee of the Committee.

The Committee shall be notified promptly by management, the internal auditor or independent auditor of the discovery of fraudulent, questionable or illegal events which could have a material impact on the financial statements or reputation of the Company.

MEETINGS

The Committee shall meet once every fiscal quarter, or more frequently if circumstances warrant. As deemed necessary by the Committee, meetings shall be attended by Company personnel. Both the internal auditor and the independent auditor shall (i) meet alone with the Committee at each regularly scheduled meeting to discuss any matters that the Committee or any of these persons or firms believe should be discussed privately and (ii) have authority and are expected to contact the Committee on any matters requiring its attention.

The Committee may obtain advice and assistance from outside legal, accounting or other advisors. The Committee may retain these advisors without seeking Board approval.

The Committee may meet separately with management and request any officer, employee or Company's outside counsel to attend a Committee meeting or to meet with any advisors or consultants to the Committee.

APPENDIX B

WISCONSIN ENERGY CORPORATION

2002 ANNUAL FINANCIAL STATEMENTS

and

REVIEW of OPERATIONS

SELECTED FINANCIAL AND OPERATING DATA

WISCONSIN ENERGY CORPORATION

CONSOLIDATED SELECTED FINANCIAL AND STATISTICAL DATA

Financial	2002 (a)	2001	2000 (b)	1999	1998
Year Ended December 31					
Net income (Millions)	$ 167.0	$ 219.0	$ 154.2	$ 209.0	$ 188.1
Earnings per share of common stock					
Basic	$ 1.45	$ 1.87	$ 1.28	$ 1.79	$ 1.65
Diluted	$ 1.44	$ 1.86	$ 1.27	$ 1.79	$ 1.65
Dividends per share of common stock	$ 0.80	$ 0.80	$ 1.37	$ 1.56	$ 1.555
Operating revenues (Millions)					
Utility energy	$ 2,852.1	$ 2,964.8	$ 2,556.7	$ 2,050.2	$ 1,980.0
Non-utility energy	167.2	337.3	372.8	193.2	34.1
Manufacturing	685.2	585.1	382.2	—	—
Other	31.7	41.3	51.0	29.2	25.3
Total operating revenues	$ 3,736.2	$ 3,928.5	$ 3,362.7	$ 2,272.6	$ 2,039.4
Manufacturing operating revenues (Millions)					
Domestic	$ 507.6	$ 444.9	$ 294.1	—	—
International	177.6	140.2	88.1	—	—
Total manufacturing operating revenues	$ 685.2	$ 585.1	$ 382.2	—	—
At December 31 (Millions)					
Total assets	$ 8,364.9	$ 8,328.7	$ 8,406.1	$ 6,061.8	$ 5,185.6
Long-term debt and mandatorily redeemable trust preferred securities	$ 3,230.5	$ 3,437.3	$ 2,932.7	$ 2,334.6	$ 1,749.0
Utility Energy Statistics					
Electric					
Megawatt-hours sold (Thousands)	30,862.6	31,062.6	32,042.4	31,257.1	29,940.4
Customers (End of year)	1,078,710	1,066,275	1,048,711	1,027,785	1,010,318
Gas					
Therms delivered (Millions)	2,121.3	1,997.2	1,621.5	944.1	922.8
Customers (End of year)	982,066	966,817	952,177	398,508	388,478
Non-Utility Energy Statistics					
Independent Power Production					
Electric megawatt-hour sales (Thousands)	2,998.3	4,428.2	3,213.2	2,417.2	—
Energy Marketing, Trading & Services					
Electric megawatt-hour sales (Thousands)	—	457.6	2,091.2	1,598.1	723.7
Gas therm sales (Millions)	—	100.3	187.6	—	—

CONSOLIDATED SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

	(Millions of Dollars, Except Per Share Amounts) (c)			
	March		June	
Three Months Ended	2002	2001	2002	2001
Total operating revenues	$ 986.0	$1,357.2	$ 870.9	$862.2
Operating income	$ 34.3	$ 183.8	$ 112.3	$103.7
Net income	($ 4.2)	$ 87.8	$ 45.4	$ 46.1
Earnings per share of common stock				
Basic	($ 0.04)	$ 0.74	$ 0.39	$ 0.39
Diluted	($ 0.04)	$ 0.74	$ 0.39	$ 0.39
	September		December	
Three Months Ended	2002	2001	2002	2001
Total operating revenues	$ 869.8	$ 824.9	$1,009.5	$884.2
Operating income	$ 137.0	$ 150.5	$ 174.4	$166.9
Net income	$ 52.1	$ 47.9	$ 73.7	$ 37.2
Earnings per share of common stock				
Basic	$ 0.45	$ 0.41	$ 0.64	$ 0.33
Diluted	$ 0.45	$ 0.41	$ 0.63	$ 0.31

(a) In the first quarter of 2002, Wisconsin Energy recorded a non-cash charge of $141.5 million related primarily to non-utility investments which are held for sale.

(b) Includes WICOR, Inc. and its subsidiaries subsequent to their acquisition on April 26, 2000.

(c) Quarterly results of operations are not directly comparable because of seasonal and other factors. See Management's Discussion and Analysis of Financial Condition and Results of Operations.

WISCONSIN ENERGY CORPORATION

CONSOLIDATED SELECTED UTILITY OPERATING DATA

Year Ended December 31	2002	2001	2000 (a)	1999	1998
Electric Utility					
Operating Revenues (Millions)					
Residential	$ 703.0	$ 654.5	$ 606.7	$ 584.3	$ 576.2
Small Commercial/Industrial	606.3	592.9	550.0	524.9	496.2
Large Commercial/Industrial	483.1	479.7	472.8	459.4	455.3
Other—Retail/Municipal	77.7	70.6	64.7	56.7	54.7
Resale—Utilities	18.1	56.8	79.1	74.7	60.9
Other Operating Revenues	22.6	12.9	24.5	22.1	20.3
Total Operating Revenues	$ 1,910.8	$ 1,867.4	$ 1,797.8	$ 1,722.1	$ 1,663.6
Megawatt-hour Sales (Thousands)					
Residential	8,310.9	7,773.4	7,633.2	7,503.1	7,405.0
Small Commercial/Industrial	8,719.5	8,595.4	8,524.7	8,257.7	7,746.2
Large Commercial/Industrial	11,129.6	11,177.6	11,824.0	11,542.8	11,523.3
Other—Retail/Municipal	2,051.9	1,828.6	1,755.8	1,531.4	1,409.3
Resale—Utilities	650.7	1,687.6	2,304.7	2,422.1	1,856.6
Total Sales	30,862.6	31,062.6	32,042.4	31,257.1	29,940.4
Number of Customers (Average)					
Residential	963,988	950,271	934,494	915,713	904,703
Small Commercial/Industrial	105,551	103,908	101,665	99,209	97,858
Large Commercial/Industrial	709	710	716	720	724
Other	2,389	2,363	2,327	1,978	1,899
Total Customers	1,072,637	1,057,252	1,039,202	1,017,620	1,005,184
Gas Utility					
Operating Revenues (Millions)					
Residential	$ 591.0	$ 645.9	$ 450.2	$ 193.8	$ 176.5
Commercial/Industrial	279.7	313.4	225.2	95.1	87.9
Interruptible	12.6	17.0	13.7	5.3	7.1
Total Retail Gas Sales	883.3	976.3	689.1	294.2	271.5
Transported Customer-Owned Gas	38.3	36.7	31.3	14.6	12.0
Transported—Interdepartmental	1.1	1.2	1.5	1.8	2.5
Other Operating Revenues	(4.6)	60.3	14.4	(3.8)	9.9
Total Operating Revenues	$ 918.1	$ 1,074.5	$ 736.3	$ 306.8	$ 295.9
Therms Delivered (Millions)					
Residential	817.1	756.3	569.0	329.0	289.5
Commercial/Industrial	463.1	427.7	336.5	195.3	182.0
Interruptible	29.4	25.8	24.9	16.3	23.3
Total Retail Gas Sales	1,309.6	1,209.8	930.4	540.6	494.8
Transported Customer-Owned Gas	786.0	762.4	650.1	347.9	349.4
Transported—Interdepartmental	25.7	25.0	41.0	55.6	78.6
Total Therms Delivered	2,121.3	1,997.2	1,621.5	944.1	922.8
Number of Customers (Average)					
Residential	888,626	875,339	697,570	360,084	347,747
Commercial/Industrial	82,973	79,503	62,626	32,594	31,586
Interruptible	79	82	72	89	146
Transported Customer-Owned Gas	1,502	4,463	3,247	328	271
Transported—Interdepartmental	6	5	6	6	6
Total Customers	973,186	959,392	763,521	393,101	379,756
Degree Days (b)					
Heating (6,769 Normal)	6,551	6,338	6,716	6,318	5,848
Cooling (703 Normal)	897	711	566	753	800

(a) Includes Wisconsin Gas subsequent to the acquisition of WICOR, Inc. on April 26, 2000. Average gas customers are weighted for the eight months when Wisconsin Gas was a part of Wisconsin Energy.

(b) As measured at Mitchell International Airport in Milwaukee, Wisconsin. Normal degree days are based upon a twenty-year moving average.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CORPORATE DEVELOPMENTS

INTRODUCTION

Wisconsin Energy Corporation is a diversified holding company with subsidiaries primarily in a utility energy segment, a non-utility energy segment and a manufacturing segment. Unless qualified by their context, when used in this document the terms "Wisconsin Energy" or the "Company" refer to the holding company and all of its subsidiaries.

The utility energy segment, consisting of Wisconsin Electric Power Company ("Wisconsin Electric") and Wisconsin Gas Company ("Wisconsin Gas"), both doing business under the trade name of "We Energies", and Edison Sault Electric Company ("Edison Sault"), is engaged primarily in the business of generating electricity and distributing electricity and natural gas in Wisconsin and the Upper Peninsula of Michigan. The non-utility energy segment primarily consists of Wisvest Corporation ("Wisvest") and W.E. Power, LLC ("We Power"). We Power is principally engaged in the engineering, construction and development of electric power generating facilities for long term lease to Wisconsin Electric and other utilities. The manufacturing segment consists of companies which manufacture pumps as well as fluid processing and pump filtration equipment.

Acquisition of WICOR, Inc.: On April 26, 2000, Wisconsin Energy acquired WICOR, Inc. ("WICOR"). WICOR is the parent of Wisconsin Gas, the largest natural gas distribution utility in Wisconsin, and of WICOR Industries, Inc. ("WICOR Industries"), an intermediate holding company which owns several manufacturers of pumps as well as fluid processing and pump filtration equipment. This business combination was accounted for as a purchase and, therefore, is reflected prospectively in Wisconsin Energy's consolidated financial statements from and after the date of the acquisition.

Cautionary Factors: Certain statements contained herein are "Forward Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward Looking Statements may be identified by reference to a future period or periods or by the use of forward looking terminology such as "may," "intends," "anticipates," "believes," "estimates," "expects," "forecasts," "objectives," "plans," "possible," "potential," "project" or similar terms or variations of these terms. Actual results may differ materially from those set forth in Forward Looking Statements as a result of certain risks and uncertainties, including but not limited to, changes in political and economic conditions, equity and bond market fluctuations, varying weather conditions, governmental regulation and supervision, as well as other risks and uncertainties detailed from time to time in filings with the Securities and Exchange Commission ("SEC") including factors described throughout this document and below in "Factors Affecting Results, Liquidity and Capital Resources".

CORPORATE STRATEGY

Business Opportunities

With the acquisition of WICOR in April of 2000, the Company redefined its core competencies to include electric generation within the Midwest, electric and gas distribution, and manufacturing. In 2000, as part of an internal strategic planning process, management and the Board concluded that it was not practical to continue the strategy of competing in the non-regulated energy market outside of the Midwest.

The Company seeks to increase shareholder value by leveraging on the core competencies within its business segments. Wisconsin Energy's key corporate strategy is *Power the Future* which was announced in September 2000. This strategy is designed to increase the electric generating capacity in the state of Wisconsin while maintaining a fuel diverse, reasonably priced electric supply. It also is designed to improve the delivery of energy within the Company's distribution systems to meet increasing customer demands, and it is committed to improved environmental performance. The *Power the Future* strategy, which is discussed further below, is expected to have a significant impact on the Company's utility and non-utility energy segments.

Utility Energy Segment: This segment is realizing operating efficiencies through the integration of the operations of Wisconsin Electric and Wisconsin Gas. These operating efficiencies should increase customer satisfaction and reduce operating costs. In connection with the *Power the Future* strategy, over the next decade, the Company plans to invest approximately $2.7 billion to improve the existing energy distribution system and approximately $1.3 billion to upgrade existing electric generating assets. This segment is also planning to invest approximately $150 million over the next three years to improve the availability of natural gas supplies to the state of Wisconsin.

Manufacturing Segment: This segment continues to build on the strong name recognition and customer relationships that were developed under WICOR. This segment intends to continue its growth through international expansion, acquiring value-adding businesses, capturing cost efficiencies, implementing operating process improvements, and increasing sales through new product introductions and expanded market share.

Non-Utility Energy Segment: This segment will primarily focus on improving the supply of electric generation in Wisconsin. We Power has been formed to design, construct, own, finance and lease new generation assets and improvements in Wisconsin Electric's existing generation assets under the *Power the Future* strategy. The majority of Wisvest's assets have been divested in order to direct the capital and management attention to *Power the Future.*

Power the Future Strategy: In February 2001, Wisconsin Energy announced enhancements to a 10-year, $7 billion strategy, originally proposed in September 2000, to improve the supply and reliability of electricity in Wisconsin. This *Power the Future* strategy is intended to meet the growing demand for electricity and ensure a diverse fuel mix while keeping electricity prices reasonable. According to a report issued in June 2001, by the Wisconsin Governor's Office, demand for electricity in the state of Wisconsin is currently expected to outstrip supply by 7,220 megawatts by the year 2016. *Power the Future* would add new coal and natural gas capacity to the state's power portfolio and would allow Wisconsin Electric to roughly maintain its current fuel mix.

As part of its *Power the Future* strategy, Wisconsin Energy plans to make the following investments over the next decade:

- Approximately $3 billion in 2,800 megawatts of new natural gas-based and coal-based generating capacity at existing sites;
- Approximately $1.3 billion in upgrades to existing electric generating assets; and
- Approximately $2.7 billion in new and existing energy distribution system assets.

In November 2001, Wisconsin Energy created a new non-utility energy subsidiary, We Power, that will design, construct, own, finance and lease the new generating capacity. Under the enhanced *Power the Future* strategy, Wisconsin Electric, subject to approval by the Public Service Commission of Wisconsin ("PSCW"), would lease each new facility and would operate and maintain the new plants under 25 to 30-year lease agreements. At the end of the leases, Wisconsin Electric could have the right to acquire the plants outright at market value or renew the lease, depending on tax considerations at that time. Smaller investor-owned or municipal utilities, cooperatives and power marketing associations would have the opportunity to participate in the project, including expanding or extending wholesale power purchases from Wisconsin Electric as a result of the additional electric generating capacity included in the proposal. Wisconsin Electric expects that all lease payments and operating costs of the plants will be recoverable in rates.

Implementation of the Company's *Power the Future* strategy is subject to a number of regulatory approvals. In February 2001, Wisconsin Energy made preliminary filings for its enhanced *Power the Future* proposal with the PSCW. Subsequently, the state legislature amended several laws, making changes which are critical to the implementation of *Power the Future.* On October 16, 2001, the PSCW issued a declaratory ruling finding, among other things, that it was prudent to proceed with Power the Future and for the Company to incur the associated pre-certification expenses. However, individual expenses are subject to review by the PSCW in order to be recovered.

The Midwest Independent Power Suppliers Coordination Group ("MWIPS") filed a Petition for Judicial Review with the Dane County Circuit Court asking the Circuit Court to reverse and remand the PSCW's declaratory ruling. Wisconsin Electric filed a Notice of Appearance and Statement of Position asking that the declaratory ruling be upheld and the Petition for Judicial Review be dismissed. Upon motion of the PSCW and with the consent of MWIPS the judicial review proceeding was dismissed on its merits on January 2, 2003.

The application for a Certificate of Public Convenience and Necessity ("CPCN") for the *Power the Future* project was filed with the PSCW in February of 2002. In April of 2002 the PSCW authorized the CPCN approval process to be bifurcated by fuel source, which would expedite the issuance of a CPCN certificate for the Port Washington combined cycle gas project. Correspondingly, on April 25, 2002 the CPCN application for the Port Washington Generating Station was deemed complete by the PSCW. Hearings for the Port Washington Generating Station were held in September 2002, and a written order approving the issuance of a CPCN for the project was received in December 2002. The CPCN filing for the generating station at the Company's existing Oak Creek Power Plant site was deemed complete by the PSCW on November 15, 2002. In January 2003, certain intervenors filed with the PSCW a Petition for Review of the completeness determination seeking its reversal. The Company is opposing the petition and believes that the PSCW will reject the petition and reaffirm its completeness determination. Under the current schedule, Wisconsin

Energy anticipates receiving a decision from the PSCW on the Oak Creek site in late 2003. Wisconsin Energy continues to work with the PSCW and the Wisconsin Department of Natural Resources ("WDNR") to obtain all required permits and project approvals.

Wisconsin Energy anticipates obtaining the capital necessary to finance and execute *Power the Future* from a combination of internal and external sources. For further information concerning the *Power the Future* strategy, see "Factors Affecting Results, Liquidity and Capital Resources" below.

Divestiture of Non-Core Assets

The *Power the Future* strategy led to a decision to divest non-core businesses. These non-core businesses primarily include non-utility generation assets located outside of the Midwest and a substantial amount of Wispark LLC's real estate portfolio. Since 2000, the Company has received total proceeds of approximately $1 billion from the divestiture of non-core assets as follows:

Proceeds from:	(Millions of Dollars)
Non-Utility Energy	$ 542
Transmission	120
Real Estate	332
Other	19
Total Assets Divested	$1,013

RESULTS OF OPERATIONS

CONSOLIDATED EARNINGS

The following table compares Wisconsin Energy's diluted earnings per share by business segment for 2002 and 2001 with similar information for 2000 on an actual and pro forma basis.

Diluted Earnings Per Share	2002	2001	Actual 2000	Pro forma 2000(a)
Utility Energy Segment	$ 2.63	$ 2.38	$ 1.82	$ 2.00
Manufacturing Segment	0.31	0.25	0.18	0.24
Non-Utility Energy Segment	(0.11)	0.01	0.01	—
Other and Merger-related Costs (b)	(0.51)	(0.53)	(0.38)	(0.55)
Adjusted Earnings	2.32	2.11	1.63	1.69
Valuation Charges (c)	(0.79)	(0.21)	(0.26)	(0.26)
Gains on Asset Sales, net (d)	—	0.14	0.45	0.45
Goodwill Amortization (e)	—	(0.18)	(0.12)	(0.18)
Litigation Charges (f)	(0.09)	—	—	—
Non-Recurring Charges (g)	—	—	(0.43)	(0.43)
Net Earnings—GAAP	$ 1.44	$ 1.86	$ 1.27	$ 1.27

(a) Pro forma assumes that the WICOR acquisition had occurred on January 1, 2000 and includes estimated merger-related costs from January through April 2000.

(b) Includes the holding company, other non-utility companies and merger-related costs. Merger-related costs in 2001 and 2000 include primarily interest expense net of tax related to the WICOR merger.

(c) During 2002, the valuation charge consists of a $0.79 per share write-down primarily attributable to the non-utility energy segment. During 2001, the valuation charge consists of a $0.21 per share write-down of non-utility assets. During 2000, valuation charges consist of $0.26 per share related to the valuation of non-core investments.

(d) During 2001, the gain on asset sales consists of $0.14 per share of gains on the sale of the Company's interests in Blythe Energy, LLC, and FieldTech, Inc. During 2000, the gain on assets sales consists of a $0.45 per share gain on the sale of the Company's interests in SkyGen Energy Holdings, LLC.

(e) The Company adopted SFAS 142 effective January 1, 2002 which eliminated the amortization of goodwill and other intangibles with indefinite lives.

(f) During 2002, the litigation charges consist of $0.09 per share for the settlement of litigation with the City of West Allis in the second quarter of 2002 and Giddings & Lewis Inc. and Kearney & Trecker Corporation (now part of Giddings & Lewis) in the third quarter of 2002.

(g) During 2000, non-recurring charges consist of $0.33 per share related to severance and employee benefits, and a $0.10 per share contribution to the Wisconsin Energy Foundation.

Wisconsin Energy had net income of $1.44 per share during 2002 compared with net income of $1.86 per share during 2001. Adjusted earnings, which exclude a non-cash impairment charge and gains on asset sales, litigation charges and goodwill amortization increased to $2.32 per share during 2002 as compared to $2.11 per share for the same period in 2001. The Company had net income of $1.86 per share during 2001 compared with pro forma net income of $1.27 per share during 2000. Adjusted earnings, which exclude non-cash losses on investments and gains on asset sales and non-recurring charges, increased to $2.11 per share during 2001 as compared to $1.69 per share for 2000 on a pro forma basis. These changes in adjusted earnings are primarily due to the following items:

	2002-2001 per share	2001-2000 Pro forma per share
Electric utility margins	$ 0.34	$ 0.34
Gas utility margins	0.11	(0.08)
Interest expense	0.12	0.15
Manufacturing earnings	0.06	0.01
Non-utility energy segment earnings (losses)	(0.12)	0.01
2002 second outage nuclear expenses	(0.08)	—
ATC incremental transmission expenses, net	(0.05)	—
2001 interest income accrual on litigation	(0.05)	0.05
2002 costs for early repayment of $103.4 million of long-term debt	(0.03)	—
Other, net	(0.09)	(0.06)
Total change in adjusted earnings per share	$ 0.21	$ 0.42

An analysis of contributions to earnings by segment follows.

UTILITY ENERGY SEGMENT CONTRIBUTION TO EARNINGS

Net earnings for the utility energy segment increased by $20.8 million or 7.6% in 2002 compared to reported 2001 earnings. The increase is primarily attributable to improved electric and gas margins, a strong focus on managing financial resources and reduced financing costs. Offsetting these items were $17.3 million for litigation settlements, $10.5 million in reduced interest income, $5.3 million in costs in 2002 for the early repayment of $103.4 million of long-term debt and additional expenses related to nuclear operations.

Utility net earnings during 2001 increased by $114.4 million to $274.4 million compared to reported 2000 earnings. The primary causes for the growth in utility earnings were $90.0 million attributable to price increases to recover higher fuel, purchased power and other operating costs primarily from the electric business, a $24.5 million increase attributable to Wisconsin Gas operations as a result of the seasonality of the gas heating business, the timing of the acquisition of Wisconsin Gas as part of the acquisition of WICOR in April 2000 and $10.5 million of interest income accrued on the deposit tendered in the Giddings & Lewis, Inc./City of West Allis lawsuit.

Utility net earnings during 2001 increased by $54.0 million when compared to 2000 pro forma earnings. The primary causes for this increase were $65.8 million attributable to higher electric utility gross margins and $10.5 million of interest income accrued on the deposit in the Giddings & Lewis, Inc./City of West Allis lawsuit offset partially by a decrease of $15.6 million of gas utility gross margins.

The following table summarizes the utility energy segment's earnings during 2002 and 2001 with similar information for 2000 on an actual and pro forma basis.

Utility Energy Segment	2002	2001	Actual 2000(b)	Pro forma 2000(a)
	(Millions of Dollars)			
Operating Revenues				
Electric	$1,910.8	$1,867.4	$1,797.8	$1,797.8
Gas	918.1	1,074.5	736.3	952.3
Other	23.2	22.9	22.6	22.9
Total Operating Revenues	2,852.1	2,964.8	2,556.7	2,773.0
Fuel and Purchased Power	496.7	517.3	513.5	513.5
Cost of Gas Sold	574.9	751.6	486.7	613.8
Gross Margin	1,780.5	1,695.9	1,556.5	1,645.7
Other Operating Expenses				
Other Operation and Maintenance	830.2	765.5	757.9	742.3
Depreciation, Decommissioning and Amortization	308.3	320.1	308.5	321.1
Property and Revenue Taxes	79.9	75.4	71.0	71.1
Operating Income	562.1	534.9	419.1	511.2
Other Income (Deductions)	24.5	36.8	(13.6)	6.3
Financing Costs	107.3	116.4	140.5	150.5
Income Before Income Taxes	479.3	455.3	265.0	367.0
Income Taxes	184.1	180.9	105.0	146.6
Net Earnings	$ 295.2	$ 274.4	$ 160.0	$ 220.4
Adjusted Earnings (c)	$ 305.8	$ 280.5	$ 220.2	$ 242.2

(a) Includes Wisconsin Gas as if it had been part of Wisconsin Energy since January 1, 2000.

(b) Wisconsin Energy's financial statements reflect the operations of Wisconsin Gas subsequent to the WICOR merger on April 26, 2000.

(c) During 2002, adjusted earnings exclude $10.6 million after tax related to the Giddings & Lewis, Inc./City of West Allis lawsuit. During 2001, adjusted earnings exclude a net loss on investments of $1.2 million and WICOR acquisition purchase accounting entries, primarily goodwill amortization and interest expense. During 2000, adjusted earnings exclude $45.9 million of net non-recurring charges primarily associated with the WICOR merger. In addition, 2000 adjusted earnings exclude the WICOR acquisition purchase accounting entries.

Electric Utility Revenues, Gross Margins and Sales

The following table compares Wisconsin Energy's electric utility operating revenues and its gross margin during 2002 with similar information for 2001 and 2000.

Electric Utility Operations	Electric Revenues and Gross Margin			Megawatt-Hour Sales		
	2002	2001	2000	2002	2001	2000
	(Millions of Dollars)			(Thousands)		
Operating Revenues						
Residential	$ 703.0	$ 654.5	$ 606.7	8,310.9	7,773.4	7,633.2
Small Commercial/Industrial	606.3	592.9	550.0	8,719.5	8,595.4	8,524.7
Large Commercial/Industrial	483.1	479.7	472.8	11,129.6	11,177.6	11,824.0
Other-Retail/Municipal	77.7	70.6	64.7	2,051.9	1,828.6	1,755.8
Resale-Utilities	18.1	56.8	79.1	650.7	1,687.6	2,304.7
Other Operating Revenues	22.6	12.9	24.5	—	—	—
Total Operating Revenues	1,910.8	1,867.4	1,797.8	30,862.6	31,062.6	32,042.4
Fuel and Purchased Power						
Fuel	278.9	308.8	325.3			
Purchased Power	211.1	202.3	182.0			
Total Fuel and Purchased Power	490.0	511.1	507.3			
Gross Margin	$1,420.8	$1,356.3	$1,290.5			
Weather—Degree Days (a)						
Heating (6,769 Normal)				6,551	6,338	6,716
Cooling (703 Normal)				897	711	566

(a) As measured at Mitchell International Airport in Milwaukee, Wisconsin. Normal degree days are based upon a twenty-year moving average.

2002 vs 2001: During 2002, total electric energy sales decreased by 0.6% compared with 2001, primarily reflecting a decline in sales for resale to other utilities due to a reduced demand for wholesale power. Most of the remaining customer classes had increased sales in 2002 reflecting favorable weather and the growth in the average number of customers. Sales to Wisconsin Electric's largest commercial/industrial customers, two iron ore mines, declined by 2.8% between the comparative periods due to the shutdown of a mine in the first quarter of 2002. Excluding these mines, total commercial/industrial electric sales increased by 0.8% and sales to the remaining large commercial/industrial customers increased by 0.1% between the comparative periods.

During 2002, Wisconsin Energy's total electric utility operating revenues increased by $43.4 million or 2.3% compared with 2001 due to favorable weather, the full year impact of price increases related to fuel and purchased power and a surcharge related to transmission costs. As measured by cooling degree days, 2002 was 26.2% warmer than 2001 and 27.6% warmer than normal. In February and May 2001, Wisconsin Electric received increases in rates to cover increased fuel and purchased power costs. On a year to year basis, the fuel surcharge resulted in $10.0 million of additional revenue. For additional information concerning the rate increases, see "Factors Affecting Results, Liquidity and Capital Resources" below. Even with the increased fuel revenues, the Company estimates that it under-recovered fuel and purchased power costs by $2.3 million and $0.1 million for 2002 and 2001, respectively. In addition, in October 2002, the Company implemented a PSCW approved surcharge for recovery of increased annual transmission costs associated with American Transmission Company LLC ("ATC") which increased 2002 revenues by approximately $8.7 million.

Between the comparative periods, fuel and purchased power expenses decreased by $21.1 million or 4.1% primarily due to lower natural gas prices, lower wholesale power prices, and lower megawatt sales. These reductions were partially offset by higher costs due to a larger number of planned outages including a second refueling outage at the Point Beach Nuclear Plant during 2002. The lower fuel and purchased power expenses and increased sales to higher margin customers offset the impact on electric revenues of the decline in electric megawatt-hours such that the total gross margin on electric operating revenues increased by $64.5 million or 4.8% during 2002 compared with the same period in 2001.

2001 vs 2000: During 2001, total electric sales fell by 3.1% compared with 2000, reflecting a softening economy that especially affected large commercial and industrial customers such as Wisconsin Electric's largest retail customers, two iron ore mines. Sales to these mines decreased by 17.7% during 2001. Excluding the two mines, total electric sales decreased 1.8% during 2001 and sales to the remaining large commercial/industrial customers decreased by 2.3% when compared with 2000. Due to warmer weather during the summer of 2001, a 1.8% increase in sales to residential customers, who are more weather sensitive and contribute higher margins than other customer classes, partially offset the effects of the soft economy on electric sales during 2001. As measured by cooling degree days, 2001 was 25.6% warmer than 2000 and 3.8% warmer than normal. Sales for resale to other utilities, the Resale-Utilities customer class, declined 26.8% during 2001 primarily as a result of reduced demand for wholesale power.

During 2001, Wisconsin Energy's total electric utility operating revenues increased by $69.6 million or 3.9% compared with 2000. Wisconsin Energy attributes this growth mostly to incremental rate increases in effect during 2001 related to higher fuel, purchased power and other operating costs. For additional information concerning these rate increases, see "Factors Affecting Results, Liquidity and Capital Resources" below. Higher electric cooling load during the summer of 2001 caused by a return to normal summer weather also contributed to the growth in electric operating revenues. These revenue increases were partially offset by a reduction in total electric sales during 2001 due in large part to a softening economy in the region.

Purchased power expenses increased by $20.3 million or 11.2% during 2001 primarily as a result of higher natural gas prices and, to a lesser extent, as a result of higher demand costs during 2001 associated with purchased power contracts. A $16.5 million or 5.1% decline in fuel costs during 2001, primarily driven by a change in the Company's electric supply mix to lower cost nuclear generation and by an overall reduction in demand for electric energy during 2001, resulted in a net increase in fuel and purchased power expenses of $3.8 million or 0.7% when compared with 2000. Due to the 3.9% increase in operating revenues partially offset by the slightly higher fuel and purchased power costs, electric gross margin (total electric utility operating revenues less fuel and purchased power expenses) grew by $65.8 million or 5.1% during 2001 when compared with 2000.

Gas Utility Revenues and Gross Margins

The following table compares Wisconsin Energy's gas utility operating revenues and its gross margin (total gas utility operating revenues less cost of gas sold) during 2002 and 2001 with similar information for 2000 on an actual and pro forma basis.

Gas Utility Operations	2002	2001	Actual 2000(b)	Pro forma 2000(a)
		(Millions of Dollars)		
Gas Operating Revenues	$918.1	$1,074.5	$736.3	$952.3
Cost of Gas Sold	574.9	751.6	486.7	613.8
Gross Margin	$343.2	$ 322.9	$249.6	$338.5

(a) Includes Wisconsin Gas as if it had been part of Wisconsin Energy since January 1, 2000. For further information concerning gas utility operations during the comparative periods, see "Gas Utility Gross Margins and Therm Deliveries" below.

(b) Wisconsin Energy's financial statements reflect the operations of Wisconsin Gas subsequent to the WICOR merger on April 26, 2000.

2002 vs 2001: During 2002, total gas utility operating revenues decreased by $156.4 million or 14.6% compared to 2001, due to lower gas costs offset in part by increased deliveries resulting from colder winter weather. This decline primarily reflects a decrease in natural gas costs in 2002 which are passed on to customers under gas cost recovery mechanisms.

2001 vs 2000: During 2001, Wisconsin Energy's gas operating revenues increased by $122.2 million or 12.8% when compared with 2000 pro forma revenues. This increase reflected a $137.8 million increase due to increases in the cost of gas sold offset in part by warmer weather which reduced volumes sold.

Gas Utility Gross Margins and Therm Deliveries

The following table compares gas utility gross margin and therm deliveries during 2002, 2001 and pro forma 2000 as if Wisconsin Gas had been part of Wisconsin Energy since January 1, 2000.

Gas Utility Operations	Gross Margin			Therm Deliveries		
	2002	2001	2000(a)	2002	2001	2000(a)
	(Millions of Dollars)			(Millions)		
Customer Class						
Residential	$224.6	$209.0	$216.0	817.1	756.3	803.8
Commercial/Industrial	67.4	62.3	64.4	463.1	427.7	462.1
Interruptible	2.1	2.0	2.5	29.4	25.8	35.2
Total Gas Sold	294.1	273.3	282.9	1,309.6	1,209.8	1,301.1
Transported Gas	41.9	41.4	47.0	811.7	787.4	897.1
Other Operating	7.2	8.2	8.6	—	—	—
Total	$343.2	$322.9	$338.5	2,121.3	1,997.2	2,198.2
Weather—Degree Days (b)						
Heating (6,769 Normal)				6,551	6,338	6,716

(a) Pro forma—as if Wisconsin Gas had been part of Wisconsin Energy since January 1, 2000.

(b) As measured at Mitchell International Airport in Milwaukee, Wisconsin. Normal degree days are based upon a twenty-year moving average.

2002 vs 2001: Gas gross margin for 2002 totaled $343.2 million, or an increase of $20.3 million from 2001. This increase was primarily due to a return to colder winter weather in 2002 which increased the heating degree days compared to 2001. In addition, the Company had a rate increase which became effective December 20, 2001 which contributed $3.2 million in 2002. The average number of customers also increased in 2002 which favorably impacted the fixed component of operating revenues that is not affected by volumes fluctuations.

2001 vs 2000 pro forma: Gas margins totaled $322.9 million in 2001, or a $15.6 million decline from 2000 pro forma amounts. This decline was directly related to warmer winter weather which reduced the heating load. Total therm deliveries of natural gas decreased by 9.1% during 2001, but varied within customer classes. Volume deliveries for the residential and commercial/industrial customer classes decreased by 5.9% and 7.4%, respectively, reflecting warmer weather. Residential and commercial customers are more weather sensitive and contribute higher margins per therm than other customers. Transportation volumes were 12.2% lower than the prior year reflecting fuel switching to lower-cost fuel options and a softening economy.

Other Utility Segment Items

Other Operation and Maintenance Expenses: Other operation and maintenance expenses increased by $64.7 million or 8.5% during 2002 compared with 2001. The most significant change in other operation and maintenance expenses between 2002 and 2001 resulted from $17.3 million for the settlements of litigation with the City of West Allis in the second quarter of 2002 and Giddings & Lewis Inc. and Kearney & Trecker Corporation (now part of Giddings & Lewis) in the third quarter of 2002. Increased other operation and maintenance expenses during 2002, were also attributable to $9.8 million of higher electric transmission expenses associated with ATC which were offset by increased revenues recorded due to the surcharge which became effective in October of 2002, $9.2 million of increased scheduled maintenance at several steam generation plants, and $15.4 million associated with the second scheduled outage and incremental costs associated with reactor vessel head inspections at Point Beach Nuclear Plant in 2002. In 2002, both Point Beach nuclear units had scheduled outages. In 2001, only one nuclear unit had a scheduled outage. One outage is scheduled for 2003. The Company also experienced an increase of $17.4 million for employee benefit and pension costs and $4.8 million in property insurance costs which were partially offset by cost reduction efforts during 2002.

Other operation and maintenance expenses increased by $23.2 million during 2001 when compared with 2000 pro forma amounts. The most significant change in other operation and maintenance expenses between the comparative periods resulted from $44.9 million of higher electric transmission expenses caused by a change in how electric transmission costs are recorded as a result of the transfer of Wisconsin Electric's and Edison Sault's electric transmission assets to ATC on January 1, 2001. Partially offsetting this was a reduction in costs as a result of the WICOR merger, which led to the consolidation of common operating and support areas.

Depreciation, Decommissioning and Amortization Expenses: Depreciation, decommissioning and amortization expenses decreased by $11.8 million during 2002 compared with 2001. This decrease was primarily due to the impact of the retirement of several shorter-lived intangible assets and the adoption on January 1, 2002 of SFAS 142 which eliminated the amortization of goodwill.

Depreciation, decommissioning and amortization expenses were $1.0 million lower during 2001 compared with 2000 pro forma. The transfer of electric transmission assets to the ATC resulted in a reduction in depreciation expense, which was partially offset by increased capital asset additions for electric generation and for electric and gas distribution systems.

MANUFACTURING SEGMENT CONTRIBUTION TO EARNINGS

The manufacturing segment contributed $35.8 million to earnings during 2002, excluding costs related to the WICOR merger, compared to $29.1 million during 2001. Including WICOR merger costs, earnings were $24.0 million, or $14.3 million better than 2001.

During 2001, the manufacturing segment contributed $29.1 million to earnings before merger costs, which was slightly better than the prior year pro forma amounts. Including WICOR merger costs, earnings were $9.7 million, or $1.7 million better than 2000 pro forma amounts. Prior to the WICOR acquisition, Wisconsin Energy did not have a manufacturing segment. The following table summarizes the manufacturing segment's earnings during 2002, 2001 and 2000 on an actual and pro forma basis.

Manufacturing Segment	2002	2001	Actual 2000(b)	Pro forma 2000(a)
	(Millions of Dollars)			
Operating Revenues				
Domestic	$507.6	$444.9	$294.1	$433.9
International	177.6	140.2	88.1	141.3
Total Operating Revenues	685.2	585.1	382.2	575.2
Cost of Goods Sold	513.2	428.0	274.5	415.8
Gross Margin	172.0	157.1	107.7	159.4
Other Operating Expenses	115.8	116.0	75.2	115.2
Operating Income	56.2	41.1	32.5	44.2
Other Income (Deductions)	0.3	0.3	(3.7)	(5.7)
Financing Costs	18.2	22.0	14.1	21.4
Income Before Income Taxes	38.3	19.4	14.7	17.1
Income Taxes	14.3	9.7	7.2	9.0
Net Earnings	$ 24.0	$ 9.7	$ 7.5	$ 8.1
Adjusted Earnings(c)	$ 35.8	$ 29.1	$ 21.5	$ 28.9

(a) Includes operations of the manufacturing segment as if it had been part of Wisconsin Energy since January 1, 2000.

(b) Wisconsin Energy's financial statements reflect operations of the manufacturing segment subsequent to the WICOR merger on April 26, 2000.

(c) Adjusted Earnings for 2002, 2001 and 2000 exclude merger-related costs which represent WICOR acquisition purchase accounting entries, primarily goodwill amortization and interest expense.

2002 vs 2001: Manufacturing operating revenues increased by $100.1 million or 17.1% between 2002 and 2001. Recent acquisitions contributed incremental sales of $56.8 million in 2002. Excluding the impact of recent acquisitions, the Company experienced an 8.0% growth in its manufacturing business. Sales in almost all markets were up with the largest increases in water systems, pool/spa, R/V, and beverage and food markets. Domestic sales were up $62.7 million, and international sales increased $37.4 million for the twelve months ended December 31, 2002, or 14.1% and 26.7% respectively, compared to the same period in 2001. The increases were due to acquisitions in 2002 and 2001, market share/customer growth, drought conditions in the United States and Australia, and new product introductions. Gross profit margin decreased to 25.1% in 2002 from 26.9% in 2001 due primarily to changes in the customer/product mix as a result of acquisitions and increased customer rebates due to sales growth. Operating income was up 36.7% primarily due to recent acquisitions, cost savings achieved through consolidation of operations, the continuation of cost improvement programs, and the adoption of SFAS 142 which eliminated amortization of goodwill and certain intangible assets, offset by one-time costs associated with consolidation of facilities in the first quarter of 2002.

2001 vs 2000 pro forma: Operating revenues were up by $9.9 million during 2001 as compared to pro forma operating revenues in 2000 primarily due to acquisitions, offset partially by the effects of a decline in the economy on base-business sales and unfavorable foreign currency translations. The manufacturing segment's modest decline reflects the steadiness and diversification of the markets it serves. For the year, operating income of $41.1 million was down $3.1 million compared with 2000 on a pro forma basis. Operating expenses increased slightly in 2001 primarily from additional operations due to the acquisitions offset in part by aggressive cost reduction initiatives implemented early in the year. The manufacturing segment's results for 2000 were impacted by a series of expenses associated with the defense of intellectual property rights, development of a new beverage dispensing technology and the integration of an acquisition.

NON-UTILITY ENERGY SEGMENT CONTRIBUTION TO EARNINGS

As part of its ongoing efforts to divest non-core assets, the Company significantly reduced certain of Wisvest's operations during 2002 and 2001. The following table compares the non-utility energy segment's earnings during 2002, 2001 and actual and pro forma information for 2000.

Non-Utility Energy Segment	2002	2001	Actual 2000	Pro forma 2000(c)
		(Millions of Dollars)		
Wisvest-Connecticut Operations	($ 1.4)	$ 20.8	$ 2.4	$ 2.4
SFAS 133, net	12.6	(12.6)	—	—
We Power costs	(4.1)	—	—	—
Other Non-utility energy operations	(20.2)	(6.0)	(1.6)	(2.0)
Asset Sales/Valuation Charges (a)	(81.3)	16.5	54.6	54.6
Non recurring Charges (b)	—	—	(16.0)	(16.0)
Net Earnings (Loss)	($ 94.4)	$ 18.7	$ 39.4	$ 39.0

(a) During the first quarter of 2002, the Company recorded an impairment charge of $0.79 per share after-tax primarily related to the decline in value in non-utility assets held for sale. During 2001, the gain on asset sales consists of $0.14 per share of gains on the sale of the Company's interests in Blythe and FieldTech. During 2000, the gain on asset sales consists of a $0.45 per share gain on the sale of the Company's interests in SkyGen Energy Holdings, LLC ("SkyGen").

(b) During 2000, non-recurring charges consist of $0.13 per share related to severance and employee benefits.

(c) Includes the operations of the WICOR subsidiaries as if they had been part of Wisconsin Energy since January 1, 2000. In addition, earnings during 2000 include $16.1 million of net non-recurring charges relating to severance costs associated with the divestiture of non-core businesses and to write-downs associated with certain investments.

2002 vs 2001: The decrease in earnings at Wisvest-Connecticut, LLC can be broken down between operation of the assets and SFAS 133 gains or charges. During 2002, Wisvest-Connecticut had an operating loss of $1.4 million compared to earnings of $20.8 million in 2001. This decline is directly related to lower wholesale market prices for electricity in the Northeast United States and an extended unscheduled outage at one of its major generating units from the last half of August through November 2002. In addition, on December 6, 2002, Wisvest completed the sale of Wisvest-Connecticut to Public Service Enterprise Group.

Under SFAS 133, Wisvest-Connecticut recorded the changes in fair market value related to fuel oil contracts associated with its plants in the Northeast. During 2002, the Company recorded an after-tax gain of $12.6 million on these contracts due to settlement of contract transactions and increases in fuel oil prices. During 2001, the Company recorded an after-tax gain of $10.5 million related to the cumulative effect of a change in accounting upon the adoption of SFAS 133 offset by after-tax charges of $23.1 million related to settlement of contract transactions and decreases in fuel oil prices.

The loss from We Power operations in 2002 primarily relates to increased start-up costs as it continues to develop power plants for the *Power the Future* initiative.

The loss from other non-utility energy segment operations for 2002 primarily relates to Wisvest's Calumet natural gas-based peaking power plant in Chicago, which was placed in service in June of 2002, and to an equity method investment in a power plant in Maine. The Calumet plant experienced start-up costs and limited power production due to lower wholesale market prices for electricity in the Midwest during the last six months of 2002. The Maine plant also was negatively impacted by lower than expected wholesale electric prices.

Asset Sales / Valuation Charges: During the first quarter of 2002, the Company recorded a non-cash impairment charge of $92.0 million after-tax or $0.79 per share. The impairment charge primarily related to two non-utility energy assets classified as "Assets Held for Sale" as of December 31, 2001: the Wisvest-Connecticut power plants and costs associated with a 500 megawatt power island consisting of gas turbine generators and related equipment.

During the first quarter of 2002, the Company determined that the carrying value of these assets exceeded market values due to a significant decline in the non-regulated energy markets resulting from many factors, including the collapse of Enron Corporation and the resulting tightening and downgrading of credit related to independent power producers. In addition, the electric forward price curves for the region declined due to the decline in natural gas costs and increased generating capacity. With the decline in market values, the non-utility energy assets held for sale were written down $0.71 per share to current fair value less costs to sell.

2001 vs 2000: During 2001, earnings of Wisvest-Connecticut increased by $18.4 million when compared with 2000 due primarily to both of Wisvest-Connecticut's plants operating for the full year resulting in improved operating results. Beginning in the fourth quarter of 2000, the Wisvest-Connecticut assets were accounted for as assets held for sale. Under this accounting, no depreciation expense of long-lived assets is reported. This change in accounting benefited the operating results by approximately $0.05 per share when compared to 2000. During 2000, one of Wisvest-Connecticut's plants experienced an extended outage which increased purchased power and maintenance costs.

The earnings from other non-utility energy segment operations for 2001 decreased by $4.4 million on an actual basis or by $4.0 million when compared with 2000 on a pro forma basis. During 2001, the operations of WICOR Energy Services Company were merged into an unconsolidated affiliate of Wisconsin Energy, ending direct gas marketing activities by the non-utility energy segment.

During the second quarter of 2001, the Company sold FieldTech, Inc. and Wisvest's interest in Blythe Energy, LLC, an independent power production project in the state of California, in separate transactions. Wisconsin Energy realized after-tax gains of approximately $16.5 million or $0.14 per share as a result of the sales of FieldTech and Blythe. In October 2000, the Company closed on the sale of its interest in SkyGen Energy Holdings, LLC., which resulted in cash proceeds totaling approximately $332 million (including approximately $112 million for the repayment of certain advances, short-term notes receivable and interest) and an after tax gain of $54.6 million or $0.45 per share.

CONSOLIDATED OTHER INCOME AND DEDUCTIONS

Other income and deductions increased by $43.3 million in 2002 compared to 2001. This increase is primarily due to $12.6 million in SFAS 133 gains for 2002 compared with charges of $12.6 million in 2001 discussed above, and $22.9 million due to a reduction in the level of write-downs in the Witech Corporation venture capital portfolio offset in part by a decline in interest income during 2002 of $12.4 million primarily due to an interest accrual recorded in 2001 related to litigation.

During 2001, the Company incurred $73.0 million of charges, which are recorded as "Other" in Other Income and Deductions. These charges primarily represented $38.5 million of SFAS 133 charges related to the decline in oil prices discussed above and $37.6 million in write-downs in the Witech venture capital portfolio. During 2000, the Company incurred $39.3 million of charges which are recorded in "Other" in Other Income and Deductions. These charges primarily represented write-downs of non-core assets.

CONSOLIDATED FINANCING COSTS

Total financing costs decreased by $17.4 million in 2002 compared to 2001. This decline was primarily due to lower interest rates, and the early repayment of $103.4 million of long-term debt. During 2001, total financing costs were $246.6 million, up slightly from 2000 amounts but mitigated by the decline in short-term interest rates in 2001. During 2000, financing costs were $244.8 million. The 2000 financing costs were influenced by the April 2000 acquisition of WICOR, which resulted in almost $1.5 billion of additional debt for the Company.

CONSOLIDATED INCOME TAXES

The Company's consolidated effective income tax rate was 38.8%, 41.9%, and 44.9% for each of the three years ending December 31, 2002, 2001, and 2000, respectively. The lower rate in 2002 reflects the elimination of goodwill amortization and the recognition of historical rehabilitation tax credits. The 2001 effective income tax rate reflects the amortization of the WICOR goodwill which is not deductible for income tax purposes. The 2000 effective income tax rate includes the amortization of WICOR goodwill for eight months, as well as the impact of a net unrealized capital loss. The effective income tax rate is negatively impacted by the inability to obtain a state tax benefit for state taxable losses of some of the separate legal entities within the Company. Those state taxable losses result primarily from interest expense. If the prospects for future taxable income for these legal entities should improve, the effective tax rate in years subsequent to 2002 may be favorably impacted.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS

The following table summarizes Wisconsin Energy's cash flows during 2002, 2001 and 2000:

Wisconsin Energy Corporation	2002	2001	2000(a)
	(Millions of Dollars)		
Cash Provided by (Used in)			
Operating Activities	$ 711.3	$ 570.6	$ 461.0
Investing Activities	($365.8)	($479.1)	($1,520.5)
Financing Activities	($348.9)	($ 85.0)	$ 1,026.5

(a) Includes the operations of the WICOR subsidiaries subsequent to the merger on April 26, 2000.

Operating Activities

During 2002, cash flow from operations increased to $711.3 million, or a $140.7 million improvement over 2001. This increase was primarily attributable to the return of a $100 million deposit plus accrued interest as a result of a favorable court ruling. During 2001, cash flow from operations increased to $570.6 million or $109.6 million over 2000 levels primarily attributable to increased operating income and higher non-cash charges.

Investing Activities

During 2002, Wisconsin Energy had net cash outflows for investing activities of $365.8 million as compared to $479.1 million in 2001. For 2002 and 2001, capital expenditures totaled $556.8 million and $672.5 million, respectively. This decline in capital expenditures is due to less spending in the non-utility energy segment. During 2001, the Company spent $672.5 million on capital expenditures, which was a $61.5 million increase over 2000. The largest increase in capital expenditures came within the utility energy segment for electric and gas distribution assets. During 2002 and 2001, the Company's manufacturing segment also made acquisitions totaling $16.5 million and $35.7 million, respectively. In 2000, the Company completed the WICOR acquisition at a purchase price of $1.2 billion, as well as a small manufacturing acquisition. These acquisitions were initially financed with short-term commercial paper.

In 2002 and 2001, the Company continued its strategy of divesting non-core assets. During 2002 and 2001, the Company received proceeds from asset divestitures of $310.0 million and $294.4 million, respectively, related to the sale of the Wisvest-Connecticut power plants in 2002, the transfer in 2001 of electric transmission assets to ATC, and the successful sale in 2001 of the Wisvest Blythe project and FieldTech. During 2000, the Company received proceeds from asset sales of approximately $408.4 million which primarily reflects the sale of Wisvest's investment in SkyGen, an independent power producer. The SkyGen sale resulted in a gain of $0.45 per share in 2000. From 2000 through 2002, there were real estate sales totaling approximately $332.0 million.

Financing Activities

In September 2000, the Company initiated a share repurchase program. Since inception, the Company has repurchased and retired 13.1 million shares through December 31, 2002 at a cost of $286.7 million. In December 2002 the Board of Directors extended the program through December 31, 2004. There were no share repurchases in the fourth quarter of 2002 due to the delay in the sale of non-utility assets. Also, during 2002, Wisconsin Energy issued approximately 2.7 million of new shares of common stock and received payments aggregating $52.6 million under the Company's dividend reinvestment plan, other benefit plans and from the exercise of stock options. In September 2000, the Company also announced a reduction in the quarterly dividend from $0.39 per share to $0.20 per share. This action reduced the dividends paid in 2001 as compared to 2000 and also reduced the proceeds from the issuance of common stock under the Company's stock plans.

During 2001, the Company refinanced approximately $1.3 billion of commercial paper through the issuance of intermediate-term senior notes. In January 2002, the Company redeemed $100 million of 8 3/8% long-term debt and $3.4 million of 9 1/8% long-term debt. In December 2002, Wisconsin Electric retired $150.0 million of 6 5/8% debentures at maturity. These redemptions and maturity were financed with short-term commercial paper bearing rates of approximately 2%. In 2002, Wisvest-Connecticut paid down $180.5 million of nonrecourse variable rate notes following the sale of Wisvest-Connecticut.

CAPITAL RESOURCES AND REQUIREMENTS

As Wisconsin Energy continues to implement its strategy of leveraging on the core competencies of its business segments and building financial strength, Wisconsin Energy expects to continue to divest of non-core assets, invest in core assets, buy back common stock and pay down debt.

Capital Resources

The Company anticipates meeting its capital requirements during 2003 primarily through internally generated funds, short-term borrowings, existing lines of credit supplemented through the issuance of debt securities and the issuance of common stock under the Company's stock plans. Beyond 2003, Wisconsin Energy anticipates meeting its capital requirements through internally generated funds supplemented, when required, through the issuance of debt securities.

Wisconsin Energy has previously filed a shelf registration statement with the Securities and Exchange Commission, under which $200 million of securities remained unissued at year-end 2002. Depending on market conditions and other factors, Wisconsin Energy may issue up to $200 million of debt securities during 2003 under this shelf registration statement. The Company's largest utility subsidiary, Wisconsin Electric, is planning to issue $575 million of debt securities in 2003 under an existing $800 million shelf registration statement, depending on market conditions and other factors, and use the proceeds to redeem four series of its outstanding debt securities aggregating $425.0 million and to repay short-term debt incurred to retire $150 million of debt that matured in December 2002.

The Company has access to the capital markets and has been able to generate funds internally and externally to meet its capital requirements. Wisconsin Energy's ability to attract the necessary financial capital at reasonable terms is critical to the Company's overall strategic plan. Wisconsin Energy believes that it has adequate capacity to fund its operations for the foreseeable future through its borrowing arrangements and internally generated cash.

On December 31, 2002, Wisconsin Energy had approximately $1.2 billion of available unused lines of bank back-up credit facilities on a consolidated basis. The Company had approximately $1.0 billion of total consolidated short-term debt outstanding on such date.

Wisconsin Energy and its subsidiaries review their bank back-up credit facility needs on an ongoing basis and expect to be able to maintain adequate credit facilities to support their operations. The following table summarizes such facilities at December 31, 2002:

Company	Total Facility	Drawn	Credit Available	Facility Maturity	Facility Term
	(Millions of Dollars)				
Wisconsin Energy	$300.0	$—	$300.0	Apr-2003	364 day
Wisconsin Energy	500.0	$—	500.0	Apr-2003	3 year
Wisconsin Electric	230.0	$—	230.0	June-2003	364 day
Wisconsin Gas	185.0	$—	185.0	Dec-2003	364 day

On April 9, 2002, Wisconsin Energy entered into an unsecured 364 day $300 million bank back-up credit facility to replace a credit facility that was expiring. The credit facility may be extended for an additional 364 days, subject to lender agreement. Assuming certain conditions are met, any outstanding loans under the facility can be converted to a one-year term loan. In addition to the Wisconsin Energy 364 day bank back-up credit facility, the Company has an unsecured three year $500 million bank back-up credit facility that will expire in April, 2003.

On June 26, 2002, Wisconsin Electric entered into an unsecured 364 day $230 million bank back-up credit facility to replace a credit facility that was expiring. The credit facility may be extended for an additional 364 days, subject to lender agreement.

On December 11, 2002, Wisconsin Gas entered into an unsecured 364 day $175 million bank back-up credit facility to replace a credit facility that was expiring. On December 18, 2002, the credit facility was increased from $175 million to $185 million. The credit facility may be extended for an additional 364 days, subject to lender agreement.

During 2003, the Company intends to make arrangements for the construction financing of the We Power gas-based Port Washington Generating Station project. The exact nature of the financing arrangements have not yet been determined.

The following table shows Wisconsin Energy's consolidated capitalization structure at December 31:

Capitalization Structure	2002		2001	
	(Millions of Dollars)			
Common Equity	$2,139.4	33.5%	$2,056.1	31.4%
Preferred Stock of Subsidiaries	30.4	0.5%	30.4	0.5%
Trust Preferred Securities	200.0	3.1%	200.0	3.0%
Long-Term Debt (including current maturities)	3,070.8	48.0%	3,721.6	56.7%
Short-Term Debt	953.1	14.9%	550.4	8.4%
Total	$6,393.7	100.0%	$6,558.5	100.0%

As described in "Note A—Summary of Significant Accounting Policies" in the Notes to Consolidated Financial Statements, certain restrictions exist on the ability of Wisconsin Energy's subsidiaries to transfer funds to Wisconsin Energy. The Company does not expect these restrictions to have any material effect on its operations or ability to meet its cash obligations.

Access to capital markets at a reasonable cost is determined in large part by credit quality. The following table summarizes the ratings of the debt securities of Wisconsin Energy and its subsidiaries by Standard & Poors Corporation ("S&P"), Moody's Investors Service ("Moody's") and Fitch as of December 31, 2002. Commercial paper of WICOR Industries is unrated.

	S&P	Moody's	Fitch
Wisconsin Energy			
Commercial Paper	A-2	P-1	F1
Unsecured Senior Debt	A–	A2	A
Wisconsin Electric			
Commercial Paper	A-1	P-1	F1+
Secured Senior Debt	A	Aa2	AA
Unsecured Debt	A–	Aa3	AA–
Preferred Stock	BBB+	A2	AA–
Wisconsin Gas			
Commercial Paper	A-1	P-1	F1+
Unsecured Senior Debt	A	Aa2	AA–
Wisconsin Energy Capital Corporation			
Unsecured Debt	A–	A2	A
WEC Capital Trust I			
Trust Preferred Securities	BBB	A3	A–

In February 2003, Moody's placed under review for possible downgrade the security ratings of Wisconsin Energy and Wisconsin Energy Capital Corporation. Moody's also placed under review for possible downgrade the long-term security ratings of Wisconsin Electric and Wisconsin Gas and confirmed the commercial paper rating of Wisconsin Electric and Wisconsin Gas. S&P's and Fitch's current outlook for Wisconsin Energy and its subsidiaries is stable.

Wisconsin Energy believes these security ratings should provide a significant degree of flexibility in obtaining funds on competitive terms. However, these security ratings reflect the views of the rating agencies only. An explanation of the significance of these ratings may be obtained from each rating agency. Such ratings are not a recommendation to buy, sell or hold securities, but rather an indication of creditworthiness. Any rating can be revised upward or downward or withdrawn at any time by a rating agency if it decides that the circumstances warrant the change. Each rating should be evaluated independently of any other rating.

Capital Requirements

Total capital expenditures, excluding the purchase of nuclear fuel and any manufacturing acquisitions, are currently estimated to be $693 million during 2003 attributable to the following operating segments:

Capital Expenditures	Estimated 2003	Actual 2002
	(Millions of Dollars)	
Utility Energy	$455	$405
Non-Utility Energy		
Power the Future	186	53
Other	5	40
Manufacturing	20	15
Other	27	44
Total	$693	$557

Due to changing environmental and other regulations such as air quality standards or electric reliability initiatives that impact the Company's utility energy segments, future long-term capital requirements may vary from recent capital requirements. The utility energy segment currently expects capital expenditures, excluding the purchase of nuclear fuel and expenditures for new generating capacity contained in the *Power the Future* strategy described below, to be between $400 million and $500 million per year during the next five years.

Capital requirements over the next decade for *Power the Future* include approximately $3.0 billion to construct 2,800 megawatts of new natural gas-based and coal-based generating capacity, approximately $1.3 billion to upgrade existing electric generating assets and approximately $2.7 billion for energy distribution system upgrades.

The capital required to support the $3.0 billion of new generation over the next decade is expected to come from a combination of internal and external sources. With the dividend reduction that began in 2001, the Company is expected to retain almost $90 million per year of additional cash flows, which will provide substantial funding for new generation. The Company is also divesting non-utility assets which will provide additional cash. The new generating plants will be constructed by We Power, a non-utility subsidiary, and leased to Wisconsin Electric under 25–30 year lease agreements. It is expected that Wisconsin Electric will recover the lease payments in its utility rates. It is anticipated that the Company will need external financing as the plants are constructed, but the cash flows from the lease payments, the asset divestitures and the additional cash retained within the Company as a result of the dividend reduction are expected to eliminate the need for additional equity financing.

Pension Investments: The Company has funded its pension obligations in outside trusts. During 2002, the pension investments in the trusts have performed consistent with the stock market which has resulted in double digit negative returns. In addition, interest rates have fallen, which results in a higher discounted pension obligation. The Company has recorded a minimum pension liability as of December 31, 2002 for $113.5 million due to the negative returns on pension assets and lower discount rates.

Guardian Pipeline: As previously disclosed, the Company's subsidiary WICOR, Inc., is an equal one third joint venture partner in the Guardian Pipeline project ("Guardian"). In November 2001, Guardian Pipeline, L.L.C. obtained $170 million of fixed rate financing for the project, secured by guarantees severally from each partner, or an affiliate of each of the partners, for their one third share of the debt financing. The guarantees are effective during the construction of the project and approximately the first six months of commercial operation. Guardian began commercial operation during the fourth quarter of 2002.

Financial Instruments: Wisconsin Energy is a party to various financial instruments with off-balance sheet risk as a part of its normal course of business, including financial guarantees and letters of credit which support construction projects, commodity contracts and other payment obligations. The Company's estimated maximum exposure under such agreements is approximately $135 million as of December 31, 2002. However, the Company believes the likelihood is remote that material payments will be required under these agreements. See "Note O—Guarantees" in the Notes to Consolidated Financial Statements for more information.

Contractual Obligations/Commercial Commitments: The Company has the following contractual obligations and other commercial commitments as of December 31, 2002:

Contractual Obligations (a)	Payments Due by Period Less than 1 yr.	1-3 years	3-5 years	After 5 years	Total
	(Millions of Dollars)				
Long-Term Debt (b)	$ 15.2	$231.0	$ 761.3	$1,880.7	$2,888.2
Capital Lease Obligations (c)	56.1	89.9	71.1	437.5	654.6
Operating Lease Obligations (d)	33.6	77.0	77.8	88.2	276.6
Unconditional Purchase Obligations (e)	8.9	81.3	3.3	11.8	105.3
Other Long-Term Obligations (f)	268.2	351.0	151.8	245.4	1,016.4
Total Contractual Cash Obligations	$382.0	$830.2	$1,065.3	$2,663.6	$4,941.1

(a) The amounts included in the table are calculated using current market prices, forward curves and other estimates. Contracts with multiple unknown variables have been omitted from the analysis.

(b) Principal payments on Long-Term Debt of Wisconsin Energy and affiliates (excluding capital lease obligations).

(c) Capital Lease Obligations of Wisconsin Electric for nuclear fuel lease and purchase power commitments.

(d) Operating Leases Obligations for purchased power for Wisconsin Energy and affiliates.

(e) Unconditional Purchase Obligations for information technology and other services for utility and We Power operations.

(f) Primarily other Long-Term Obligations under various contracts of Wisconsin Energy and affiliates for the procurement of fuel, power, gas supply and associated transportation, primarily related to utility operations.

Obligations for utility operations by Wisconsin Energy's utility affiliates have historically been included as part of the rate making process and therefore are generally recoverable from customers.

Guarantees: Wisconsin Energy provides various guarantees supporting certain of its subsidiaries. The guarantees issued by Wisconsin Energy guarantee payment or performance by its subsidiaries under specified agreements or transactions. As a result, the Company's exposure under the guarantees is based upon the net liability of the relevant subsidiary under the specified agreements or transactions. The majority of the guarantees issued by Wisconsin Energy limit the exposure of the Company to a maximum amount stated in the guarantees. See "Note O—Guarantees" in the Notes to Consolidated Financial Statements for more information.

FACTORS AFFECTING RESULTS, LIQUIDITY AND CAPITAL RESOURCES

MARKET RISKS AND OTHER SIGNIFICANT RISKS

The Company is exposed to market and other significant risks as a result of the nature of its businesses and the environment in which those businesses operate. Such risks, described in further detail below, include but are not limited to:

Commodity Price Risk: In the normal course of business, the Company's utility and non-utility power generation subsidiaries utilize contracts of various duration for the forward sale and purchase of electricity. This is done to effectively manage utilization of their available generating capacity and energy during periods when available power resources are expected to exceed the requirements of their obligations. This practice may also include forward contracts for the purchase of power during periods when the anticipated market price of electric energy is below expected incremental power production costs. The Company manages its fuel and gas supply costs through a portfolio of short and long-term procurement contracts with various suppliers for the purchase of coal, uranium, natural gas and fuel oil.

Wisconsin's retail electric fuel cost adjustment procedure mitigates some of Wisconsin Electric's risk of electric fuel cost fluctuation. On a prospective basis, if cumulative fuel and purchased power costs for electric utility operations deviate from a prescribed range when compared to the costs projected in the most recent retail rate proceeding, retail electric rates may be adjusted, subject to risks associated with the regulatory approval process including regulatory lag. The PSCW has authorized dollar for dollar recovery of natural gas costs for the gas utility operations of Wisconsin Electric and Wisconsin Gas through gas cost recovery mechanisms, which mitigates most of the risk of gas cost variations. For additional information concerning the electric utility fuel cost adjustment procedure and the natural gas utilities' gas cost recovery mechanisms, see "Rates and Regulatory Matters" below.

Regulatory Recovery Risk: The electric operations of Wisconsin Electric burn natural gas in several of its peaking power plants or as a supplemental fuel at several coal-based plants, and the cost of purchased power is tied to the cost of natural gas in many instances. Wisconsin Electric bears some regulatory risk for the recovery of such fuel and purchased power costs when they are higher than the base rate established in its rate structure.

As noted above, the electric operations of Wisconsin Electric operate under a fuel cost adjustment clause in the Wisconsin retail jurisdiction for fuel and purchased power costs associated with the generation and delivery of electricity. This clause establishes a base rate for fuel and purchased power, and Wisconsin Electric assumes the risks and benefits of fuel cost variances that are within 3% of the base rate. For 2002, 2001 and 2000, actual fuel and purchased power costs at Wisconsin Electric exceeded base fuel rates by $2.3 million, $0.1 million and $25.9 million, respectively. In 2002 and 2001, the rates included a fuel surcharge.

Weather: The rates of Wisconsin Electric and Wisconsin Gas are set by the PSCW based upon estimated temperatures which approximate 20-year averages. Wisconsin Electric's electric revenues are sensitive to the summer cooling season, and to some extent, to the winter heating season. The gas revenues of Wisconsin Electric and Wisconsin Gas are sensitive to the winter heating season. A summary of actual weather information in the utility segment's service territory during 2002, 2001 and 2000, as measured by degree-days, may be found above in "Results of Operations".

Temperature can also impact demand for electricity in regions where the Company has invested in non-utility energy assets or projects. In addition, to the extent weather conditions incurred in various regions are extreme rather than normal or mild the manufacturing segment demand for products can be impacted.

Interest Rate Risk: The Company, including its affiliates, has various short-term borrowing arrangements to provide working capital and general corporate funds. Wisconsin Energy also has variable rate long-term debt outstanding at December 31, 2002. Borrowing levels under such arrangements vary from period to period depending upon capital investments and other factors. Future short-term interest expense and payments will reflect both future short-term interest rates and borrowing levels.

The Company performed an interest rate sensitivity analysis at December 31, 2002 of its outstanding portfolio of $953.1 million short-term debt with a weighted average interest rate of 1.51% and $176.6 million of variable-rate long-term debt with a weighted average interest rate of 1.88%. A one-percentage point change in interest rates would cause the Company's annual interest expense to increase or decrease by approximately $9.5 million before taxes from short-term borrowings and $1.8 million before taxes from variable rate long-term debt outstanding.

On September 24, 2002, Wisconsin Energy entered into a treasury lock agreement in order to mitigate Wisconsin Energy's interest rate risk associated with the anticipated issuance of fixed-rate debt. This treasury lock agreement locked in the underlying Treasury yield for $100 million of an anticipated $200 million debt issuance expected by the end of the first quarter 2003. Under a treasury lock agreement, Wisconsin Energy agrees to pay or receive an amount equal to the difference between the net present value of the cash flows for the notional amount of the instrument based on: a) the yield of a U.S. treasury bond at the date when the agreement is established and b) the yield of a U.S. treasury bond at the date when the agreement is settled, which typically coincides with the debt issuance. The treasury rate lock agreement was entered into with a major financial institution in order to minimize counterparty credit risk.

Marketable Securities Return Risk: The Company funds its pension, other postretirement benefit and nuclear decommissioning obligations through various trust funds, which in turn invest in debt and equity securities. Changes in the market price of the assets in these trust funds can affect future pension, other postretirement benefit and nuclear decommissioning expenses. Future annuity payments to these trust funds can also be affected by changes in the market price of trust fund assets. Wisconsin Energy expects that the risk of expense and annuity payment variations as a result of changes in the market price of trust fund assets would be mitigated in part through future rate actions by the Company's various utility regulators. However, the Company is currently operating under a PSCW ordered, qualified five-year rate restriction period through 2005. For further information about the rate restriction, see "Rates and Regulatory Matters" below.

At December 31, 2002, the Company held the following total trust fund assets at fair value, primarily consisting of publicly traded debt and equity security investments.

Wisconsin Energy Corporation	Millions of Dollars
Pension trust funds	$861.2
Nuclear decommissioning trust fund	$550.0
Other postretirement benefits trust funds	$137.8

The Company manages its fiduciary oversight of the pension and other postretirement plan trust fund investments through a Board-appointed Investment Trust Policy Committee. Qualified external investment managers are engaged to manage the investments. The Company conducts asset/liability studies periodically through an outside investment advisor. The current study projects long-term, annualized returns of approximately 9%.

Fiduciary oversight for the nuclear decommissioning trust fund investments is also the responsibility of the Board-appointed Investment Trust Policy Committee. Qualified external investment managers are also engaged to manage these investments. An asset/liability study is periodically conducted by an outside investment advisor, subject to additional constraints established by the PSCW. The current study projects long-term, annualized returns of approximately 9%. Current PSCW constraints allow a maximum allocation of 65% in equities. The allocation to equities is expected to be reduced as the date for decommissioning Point Beach Nuclear Plant approaches in order to increase the probability of sufficient liquidity at the time the funds will be needed.

Wisconsin Electric insures various property and outage risks through Nuclear Electric Insurance Limited ("NEIL"). Annually, NEIL reviews its underwriting and investment results and determines the feasibility of granting a distribution to policyholders. Adverse loss experience, rising reinsurance costs, or impaired investment results at NEIL could result in increased costs or decreased distributions to Wisconsin Electric.

Non-Utility Wholesale Price Risk: The Company is exposed to non-utility wholesale price risks in the operations of its non-utility segment. Some of the markets in which the Company operates non-utility energy generation assets have become oversaturated. The Company has experienced a decline in capacity contracts in these markets. The Company uses diversification in its portfolio of businesses to reduce its exposure to wholesale electric price fluctuations.

Independent Power Project ("IPP") Market Risk: Prior to the September 2000 *Power the Future* strategic announcement, the Company made significant commitments to develop, build and own non-utility power plants. Subsequent to September 2000, the Company made significant progress in exiting many of these projects, which resulted in gains during 2001 and 2000 and losses in 2002. As of December 31, 2002, the Company had approximately $350 million of investments in non-utility energy assets. Management believes that the projected cash flows from these investments over the life of these assets will exceed the recorded carrying value. However, the market value of some of these investments is currently believed not to exceed cost. In the fourth quarter of 2001 and continuing into 2002, the IPP market experienced a significant decline driven by several factors, including the softening economy, the financial viability of energy companies with large IPP investments, lower forward electric price curves and a significant tightening of credit to this market. These factors may adversely impact the timing, proceeds and the gain or loss on future sales of non-utility energy assets.

Foreign Currency Exchange Rate Risk: The Company manages foreign currency market risks through the use of a variety of financial and derivative instruments. The Company uses forward exchange contracts and other activities to hedge the U.S. dollar value resulting from anticipated foreign currency transactions. The notional amount of these contracts is not significant to the Company.

The Company generally uses natural hedges to minimize exposures to the revaluation of assets and liabilities denominated in foreign currencies. The Company's net exposure at December 31, 2002 was immaterial.

Economic Risk: The Company is exposed to market risks in the regional Midwest economy for the utility energy segment and worldwide economic trends for the manufacturing segment. The Company uses diversification in its portfolio of businesses to reduce its exposure to economic fluctuations.

Inflationary Risk: The Company continues to monitor the impact of inflation, especially with respect to the rising costs of medical plans, in order to minimize its effects in future years through pricing strategies, productivity improvements and cost reductions. Except for continuance of an increasing trend in the inflation of medical costs and the impacts on the Company's medical and post retirement benefit plans, the Company has expectations of low-to-moderate inflation. Wisconsin Energy does not believe the impact of general inflation will have a material effect on its future results of operations.

For additional information concerning risk factors, including market risks, see "Cautionary Factors" below.

RATES AND REGULATORY MATTERS

The PSCW regulates retail electric, natural gas, steam and water rates in the state of Wisconsin, while the Federal Energy Regulatory Commission ("FERC") regulates wholesale power, electric transmission and interstate gas transportation service rates.

The Michigan Public Service Commission ("MPSC") regulates retail electric rates in the state of Michigan. Orders from the PSCW can be viewed at http://psc.wi.gov/ and orders from the MPSC can be viewed at www.michigan.gov/mpsc/.

Wisconsin Jurisdiction

WICOR Merger Order: As a condition of its March 2000 approval of the WICOR acquisition, the PSCW ordered a five-year rate restriction period in effect freezing electric and natural gas rates for Wisconsin Electric and Wisconsin Gas effective January 1, 2001. The Company may seek biennial rate reviews during the five-year rate restriction period limited to "carve out" changes in revenue requirements as a result of:

- Governmental mandates;
- Abnormal levels of capital additions required to maintain or improve reliable electric service; and
- Major gas lateral projects associated with approved natural gas pipeline construction projects.

To the extent that natural gas rates and rules need to be modified during the integration of the gas operations of Wisconsin Electric and Wisconsin Gas, the Company's total gas revenue requirements are to remain revenue neutral under the merger order. In its order, the PSCW found that electric fuel cost adjustment procedures as well as gas cost recovery mechanisms would not be subject to the five-year rate restriction period and that it was reasonable to allow the Company to retain efficiency gains associated with the merger. A full rate review will be required by the PSCW at the end of the five-year rate restriction period.

Wisconsin Electric Power Company: The table below summarizes the anticipated annualized revenue impact of recent rate changes, primarily in the Wisconsin jurisdiction, authorized by regulatory commissions for Wisconsin Electric's electric, natural gas and steam utilities. See "Rates and Regulatory Matters" above for the web site addresses where the related rate orders can be found.

Service—Wisconsin Electric	Incremental Annualized Revenue Increase (Decrease)	Percent Change in Rates	Authorized Return on Common Equity	Effective Date
	(Millions)	(%)	(%)	
Retail electric, WI (a)	$48.1	3.2%	—	10/22/02
Retail electric, MI (b)	$ 3.2	7.8%	11.0%	9/16/02
Fuel electric, MI	$ 1.6	3.8%	—	1/01/02
Retail gas (c)	$ 3.6	0.9%	12.2%	12/20/01
Fuel electric, WI (d)	$20.9	1.4%	—	5/03/01
Fuel electric, WI (d)	$37.8	2.5%	—	2/09/01
Fuel electric, MI	$ 1.0	2.4%	—	1/01/01
Retail electric, WI	$27.5	1.8%	12.2%	1/01/01
Retail electric, WI (e)	$11.3	0.8%	12.2%	8/30/00
Retail gas (e)	$ (3.6)	(0.9)%	12.2%	8/30/00
Retail electric, WI (e)	$25.2	1.7%	12.2%	4/11/00
Retail gas (e)	$11.6	3.1%	12.2%	4/11/00

(a) In October 2002, the PSCW issued its order authorizing a surcharge for recovery of $48.1 million of annual estimated incremental costs associated with the formation and operation of the ATC. The additional revenues will be offset by additional transmission costs.

(b) In September 2002, the MPSC issued an order authorizing an annual electric retail rate increase of $3.2 million for Wisconsin Electric. In addition, the September 2002 order issued by the MPSC authorized the Company to include the transmission costs from ATC prospectively in its Power Supply Cost Recovery clause.

(c) In November 2001, the Milwaukee County Circuit Court overturned the PSCW's August 2000 final order for natural gas rates and the PSCW reinstated the higher April 2000 interim gas rate order, effective December 2001.

(d) The February 2001 order was an interim order that was effective until the May 2001 final order was issued by the PSCW. The final May 2001 order superceded the February 2001 interim order.

(e) The April 2000 order was an interim order that was effective until the August 2000 final order was issued by the PSCW. The retail gas August 2000 final order was amended in the December 2001 Order.

In March 2000, the PSCW approved Wisconsin Electric's request for interim price increases related to the 2000/2001 biennial period, authorizing a $25.2 million (1.7%) increase for electric operations and an $11.6 million (3.1%) increase for gas operations. The interim increase, which was subject to potential refund, became effective in April 2000. Rates in the interim order were based upon a 12.2% return on common equity.

In August 2000, the PSCW issued its final order in the 2000/2001 pricing proposal. The final order authorized a $36.5 million (2.5%) increase for electric operations (or $11.3 million higher than authorized in the interim order) as well as an $8 million (2.1%) increase for gas operations (or $3.6 million lower than authorized in the interim order). Wisconsin Electric refunded to gas customers revenues that resulted from the difference in gas rates between the interim and final orders. In its August 2000 final order, the PSCW authorized a second $27.5 million (1.8%) increase for electric operations effective in January 2001. Rates in the final order were based upon a 12.2% return on common equity.

In November 2000, Wisconsin Electric filed a petition for judicial review with the Milwaukee County Circuit Court challenging the PSCW's decision to limit the final gas rate increase to $8.0 million rather than the $11.6 million found reasonable for the interim increase. In November 2001 the Milwaukee County Circuit Court ruled in Wisconsin Electric's favor and remanded the case back to the PSCW for action. The PSCW did not challenge the court's decision and authorized the Company to increase natural gas rates by $3.6 million effective in December 2001.

In its final order related to the 2000/2001 biennial period, the PSCW authorized recovery of revenue requirements for, among other things, electric reliability and safety construction expenditures as well as for nitrogen oxide ("NO_x") remediation expenditures. Revenue requirements for electric reliability and safety construction expenditures were subject to refund at the end of 2001 to the extent that actual expenditures were less than forecasted expenditures included in the final order. During 2002, the Company accrued a $1.1 million refund liability associated with the electric safety and reliability spending requirements subject to PSCW review and future resolution. In March 2000, the PSCW had previously authorized all Wisconsin utilities to depreciate NO_x emission reduction costs over an accelerated 10-year recovery period. Due to the uncertainty regarding the level and timing of these expenditures, the PSCW, in its final order, required Wisconsin Electric to establish escrow accounting for the revenue requirement components associated with NO_x expenditures. Wisconsin Electric's actual NO_x remediation expenditures resulted in an under-spent balance of approximately $11.9 million in the escrow account at the end of 2002. The NO_x escrow balance will be impacted by future NO_x expenditures and rate making activities.

The Company has the ability to request biennial rate reviews for certain "carve out" items. The Company is currently evaluating the need for regulatory relief for the year beginning January 1, 2004.

Electric Transmission Cost Recovery: In September 2001, Wisconsin Electric requested that the PSCW approve $58.8 million of annual rate relief to recover the estimated incremental costs associated with the formation and operation of ATC, which was designed to enhance transmission access and increase electric system reliability and market efficiency in the state of Wisconsin. Wisconsin Electric was also seeking to recover associated incremental transmission costs of the Midwest Independent Transmission System Operator Inc., the multi-state organization that will monitor and control electric transmission throughout the Midwest. These increased costs are primarily due to the implementation of capital improvement projects for the period 2001-2005 and associated operation costs that are expected to increase transmission capacity and reliability. The Company anticipates that cost recovery of the transmission related costs under this request and similar requests in the Michigan jurisdiction will be earnings neutral subject to approval of these requests by the PSCW and MPSC. In October 2002, the PSCW issued its order authorizing a surcharge for recovery of $48 million of annual costs reflecting lower projected transmission costs through 2005 than estimated by the Company. Recognizing the uncertainty of these transmission related costs, the PSCW order authorized a four year escrow accounting treatment such that rate recovery will ultimately be trued-up to actual costs plus a return on the unrecovered costs. The October 2002 order is expected to increase annual revenues and operating costs by $48 million, with an insignificant impact to net earnings.

Wisconsin Gas Company: Wisconsin Gas rates were set within the framework of the Productivity-based Alternative Ratemaking Mechanism, which was established in 1994 and expired on October 31, 2001. Under this mechanism, Wisconsin Gas had the ability to raise or lower margin rates within a specified range on a quarterly basis. Currently, Wisconsin Gas rates recover $1.5 million per year less than the maximum amount allowed by the PSCW's rate order. Pursuant to that PSCW directive, Wisconsin Gas rates remain at the same levels as were set prior to the expiration of the Productivity-based Alternative Ratemaking Mechanism.

In October 2002, the PSCW issued an order which eliminated escrow accounting for bad debts effective October 1, 2002. Under escrow accounting Wisconsin Gas expensed amounts included in rates for bad debt expense. If actual bad debt costs exceeded amounts allowed in rates, such amounts were deferred as a regulatory asset. The escrow amount accumulated at September 30, 2002 of approximately $6.9 million is expected to be collected in future rates, but future bad debt expense at Wisconsin Gas will no longer be subject to this separate true-up mechanism.

Fuel Cost Adjustment Procedure: As previously reported, Wisconsin Electric operates under a fuel cost adjustment clause for fuel and purchased power costs associated with the generation and delivery of electricity and purchase power contracts. In December 2000, Wisconsin Electric submitted an application with the PSCW seeking a $51.4 million increase in rates on an expedited basis to recover increased costs of fuel and purchased power in 2001. Wisconsin Electric revised its projected power supply cost shortfall in January 2001 to reflect updated natural gas cost projections for 2001. This update resulted in a request for an additional $11.1 million in 2001, bringing the total requested increase to $62.5 million. Hearings on this matter were held in mid-January 2001. In February 2001, the PSCW issued an interim order authorizing a $37.8 million increase in rates for 2001 power supply costs. Hearings on the final phase of the case were held in late March and early April 2001. The PSCW issued a final order in May 2001, effective immediately, authorizing a total increase in rates of $58.7 million (or an additional $20.9 million over the interim order). Under the final order, Wisconsin Electric would have to refund to customers any over recoveries of fuel costs as a result of the surcharges authorized in 2001. During 2002 and 2001, the Company did not over recover fuel costs.

During the second quarter of 2002, the PSCW issued an order authorizing new fuel cost adjustment rules to be implemented in the Wisconsin retail jurisdiction. The new rules will not be effective for Wisconsin Electric until January 2006, the end of a five year rate freeze associated with the WICOR Merger Order. Until such time, Wisconsin Electric will operate under an approved transaction mechanism similar to the old fuel cost adjustment procedure.

In addition, as previously reported, on June 4, 2001, two consumer advocacy groups petitioned the Dane County Circuit Court for review of decisions related to authorization by the PSCW for Wisconsin Electric to add a surcharge to its electric rates to recover its expected 2001 power supply costs. The petitioners alleged that the PSCW made various material errors of law and procedure as a result of which the Court should set aside both interim and final orders and remand the case to the PSCW. The case was settled and, in May 2002, the Dane County Circuit Court issued a final order dismissing the petition.

In February 2003, Wisconsin Electric completed a power supply cost analysis which included updated natural gas cost projections for 2003. Based on this analysis, in February 2003 the Company filed a request with the PSCW to increase Wisconsin retail electric rates by $55.0 million annually to recover forecasted increases in fuel and purchased power costs. Under the current fuel cost adjustment procedure, Wisconsin Electric expects to receive an interim order from the PSCW authorizing an increase in electric rates in March 2003. The interim order would be subject to PSCW audit and final order later in the year.

Gas Cost Recovery Mechanism: As a result of the acquisition of WICOR by Wisconsin Energy, the PSCW required similar gas cost recovery mechanisms ("GCRM") for the gas operations of Wisconsin Electric and for Wisconsin Gas. In recent years, Wisconsin Electric had operated under a modified dollar-for-dollar GCRM, which included after the fact prudence reviews by the PSCW, while the Wisconsin Gas GCRM included an incentive mechanism that provides an opportunity for Wisconsin Gas to increase or decrease earnings within certain limited ranges as a result of gas acquisition activities and transportation costs. For both companies, the majority of gas costs are passed through to customers under their existing gas cost recovery mechanisms.

In February 2001, the PSCW issued an order to Wisconsin Electric and to Wisconsin Gas authorizing a similar GCRM for each company. These new GCRMs, which were effective in April 2001, are similar to the existing GCRM at Wisconsin Gas. Under the new GCRMs, gas costs are passed directly to customers through a purchased gas adjustment clause. However, both companies have the opportunity to increase or decrease earnings by up to approximately 2.5% of their total annual gas costs based upon how closely actual gas commodity and capacity costs compare to benchmarks established by the PSCW. Recent changes in the benchmarks applied resulted in no significant impact in current earnings under the GCRM in 2002 and 2001 compared to an increase in the earnings for Wisconsin Gas of $3.0 million before tax in 2000.

Commodity Price Risk: The gas operations of Wisconsin Electric and Wisconsin Gas have commodity risk management programs that have been approved by the PSCW. These programs hedge the cost of natural gas and therefore changes in the value of the financial instruments do not impact net income. These programs allow the Company's gas utilities to utilize call and put option contracts to reduce market risk associated with fluctuations in the price of natural gas purchases and gas in storage. Under these programs, Wisconsin Gas and Wisconsin Electric have the ability to hedge up to 50% of their planned flowing gas and storage inventory volumes. The cost of applicable call and put option contracts, as well as gains or losses realized under the contracts, do not affect net income as they are fully recovered under the purchase gas adjustment clauses of Wisconsin Gas and Wisconsin Electric gas cost recovery mechanisms. In addition, under the Gas Cost Incentive Mechanism, Wisconsin Gas and Wisconsin Electric use derivative financial instruments to manage the cost of gas. The cost of these financial instruments, as well as any gains or losses on the contracts, are subject to sharing under the incentive mechanisms.

Ixonia Lateral: In April 2002, Wisconsin Gas announced that construction of the 35-mile lateral ("Ixonia Lateral") to connect its distribution system to the Guardian Pipeline would be delayed until the spring of 2003 in order to obtain all permits and easements. On August 30, 2002, Wisconsin Gas filed a request with the PSCW for approval of an increased cost estimate for the Ixonia Lateral. The original cost estimate of $62 million has increased to approximately $97.5 million based on an in-service date in the fourth quarter of 2003.

On January 15, 2003, Wisconsin Gas received from the WDNR a Chapter 30 permit to construct the Ixonia Lateral after lengthy negotiations with WDNR and interested parties. Wisconsin Gas filed in February 2003 updated cost estimates reflecting additional costs of approximately $14.0 million required by the WDNR permit conditions. The Ixonia Lateral continues to be economically feasible and provides substantial gas cost savings as well as critical additional pipeline capacity. Wisconsin Gas expects to complete and place the Ixonia Lateral in service during the fourth quarter of 2003. In the event that the Ixonia Lateral is not completed prior to November 2003, Wisconsin Gas would incur additional operating costs for gas to be delivered into its service territory.

On August 24, 2001, Neighbors Standing United ("NSU"), a landowner group, and an individual landowner, filed petitions for review of the PSCW order dated July 25, 2001, which approved Wisconsin Gas Company's application to construct and operate the Ixonia Lateral. The petitioners allege, among other issues, that the final environmental impact statement ("FEIS") for this pipeline project did not meet applicable legal requirements and that affected landowners' due process rights were not satisfied during the PSCW review process. After briefing of the issues and oral argument, the Jefferson County Circuit Court on November 5, 2002, rendered a decision denying the petitions for review and request for injunctive relief with one modification by the Court which narrowed the approved pipeline route corridor from 800 to 200 feet. On December 18, 2002, the landowner filed a Notice of Appeal of the Court decision to the Wisconsin Court of Appeals.

These two petitioners also filed on February 21 and 22, 2002, respectively, petitions for review of a January 17, 2002, WDNR decision which concluded that the FEIS for the Guardian Pipeline and Ixonia Lateral projects fully complied with the Wisconsin Environmental Policy Act. These petitions for review and associated proceedings have been stayed by the Jefferson County Circuit Court pending resolution of the proceedings for the court review of the PSCW's order.

Power the Future Port Washington Order: The PSCW issued its written order on December 20, 2002 granting We Power a CPCN to commence construction of two 545 megawatt natural gas-based combined cycle generating units on the site of Wisconsin Electric's existing Port Washington, Wisconsin generating station ("Port Units 1 & 2"). The Order also authorized Wisconsin Gas to proceed with the construction of a connecting natural gas lateral and ATC to construct required transmission system upgrades to serve the Port Washington station. As part of the Order the PSCW also approved in substance the lease agreements and related documents under which Wisconsin Electric will staff, operate and maintain Port Units 1 & 2. Key financial terms of the leased generation contracts include:

- Initial lease term of 25 years with provisions for subsequent renewals at reduced rates;
- Cost recovery over a 25 year period on a mortgage basis amortization schedule;
- Imputed capital structure of 53% equity, 47% debt for lease computation purposes;
- Authorized rate of return of 12.7% on equity for lease calculation purposes;
- Fixed construction cost of the 2 Port units at $309.6 million and $280.3 million (2001 dollars) subject to escalation at the GDP inflation rate; and
- Ongoing PSCW supervisory authority only over those lease terms and conditions specifically identified in the Order, which do not include the key financial terms.

We Power is required to begin construction of Port Unit 1 no later then 12 months after it receives all necessary federal, state and local permits. We Power anticipates commencing construction of Port Unit 1 during the summer of 2003. We Power has entered into binding contracts with third parties to secure necessary engineering, design and construction services and major equipment components for Port Unit 1. Before beginning construction of Port Unit 2, the Order requires that an updated demand and energy forecast be filed with the PSCW to document market demand for additional generating capacity. We Power expects to begin the collection of certain amounts as provided for in the leased generation contracts from Wisconsin Electric in 2003. In January 2003, Wisconsin Electric filed a request with the PSCW to defer such costs for recovery in future rates.

Michigan Jurisdiction

Wisconsin Electric Power Company: In mid-November 2000, Wisconsin Electric submitted an application with the MPSC requesting an electric retail rate increase of $3.7 million or 9.4% on an annualized basis. Hearings on this rate relief request were completed in June of 2001. In December of 2001, the MPSC issued an order reopening the case on a limited basis to incorporate the rate effects of the transfer of Wisconsin Electric transmission assets to ATC. Hearings were completed on April 10, 2002. In September 2002, the MPSC issued its order authorizing an annual electric retail rate increase of $3.2 million effective immediately. On February 20, 2003, International Paper Corporation filed a claim of appeal from the Michigan Public Service Commission's final order in Case No. U-12725, which awarded the Company a $3.2 million rate increase and changed the procedures by which the Company recovers the cost of obtaining transmission services. The Company believes the Commission will prevail in defense of its order.

Edison Sault Electric Company: In September 1995, the MPSC approved Edison Sault's application to implement price cap regulation for its electric customers in the state of Michigan, capping base rates at existing levels, rolling its existing fuel cost adjustment procedure or Power Supply Cost Recovery ("PSCR") factor into base rates and suspending its existing PSCR clause. Edison Sault is required to give thirty days notice for rate decreases. The order authorizing Edison Sault's price cap represents a temporary experimental regulatory mechanism and allows Edison Sault to file an application seeking an increase in rates under extraordinary circumstances. In October 2000, Edison Sault filed a report with the MPSC addressing its experience under the price-cap mechanism. In September 2001, Edison Sault submitted an application to reinstate its PSCR clause in January 2002 and to incorporate therein 2002 incremental ATC charges and certain miscellaneous costs. In October 2001, Edison Sault filed an application with the MPSC to establish its PSCR factor for the year 2002. In April 2002, the MPSC issued orders authorizing Edison Sault to reimplement its PSCR clause, beginning May 1, 2002. PSCR revenues collected during 2002 are subject to a true-up hearing.

Electric Transmission Cost Recovery: Consistent with the requests in Wisconsin noted above, both Wisconsin Electric and Edison Sault filed requests with the MPSC in September 2001 for rate recovery of estimated 2002 transmission costs over 2001 levels in the amount of $0.3 million for Wisconsin Electric and $0.6 million for Edison Sault through the Michigan Power Supply Cost Recovery mechanism. In April 2002, the MPSC issued an order that authorized Edison Sault to reimplement a Power Supply Cost Recovery clause which included the transmission costs from ATC in its determination. In September 2002 the MPSC issued an order that authorized Wisconsin Electric to recover transmission costs in its Power Supply Cost Recovery Clause prospectively. During the fourth quarter of 2002, the Company filed a separate request with the MPSC for ATC start-up and incremental ATC cost deferrals to date that amounted to approximately $1.2 million.

ELECTRIC SYSTEM RELIABILITY

In response to customer demand for higher quality power as a result of modern digital equipment, Wisconsin Energy is evaluating and updating its electric distribution system as part of its enhanced *Power the Future* strategy. The Company is taking some immediate steps to reduce the likelihood of outages by upgrading substations and rebuilding lines to upgrade voltages and reliability. These improvements, along with better technology for analysis of the Company's existing system, better resource management to speed restoration and improved customer communication, are near-term efforts to enhance the Company's current electric distribution infrastructure. In the long-term, Wisconsin Energy is initiating a new distribution system design that is expected to consistently provide the level of reliability needed for a digital economy, using new technology, advanced communications and a two-way electricity flow. Implementation of the *Power the Future* strategy is subject to a number of state and federal regulatory approvals. For additional information, see "Corporate Developments" above.

Wisconsin Electric had adequate capacity to meet all of its firm electric load obligations during 2002. All of Wisconsin Electric's generating plants performed well during the hottest periods of the summer and all power purchase commitments under firm contract were received. Public appeals for conservation were not required, nor was there the need to interrupt or curtail service to non-firm customers who participate in load management programs in exchange for discounted rates. Deliveries were curtailed on several occasions to certain special contract customers in the Upper Peninsula of Michigan because of transmission constraints in the area.

Wisconsin Electric expects to have adequate capacity to meet all of its firm load obligations during 2003. However, extremely hot weather, unexpected equipment failure or unavailability could require Wisconsin Electric to call upon load management procedures during 2003 as it has in past years.

ENVIRONMENTAL MATTERS

Consistent with other companies in the energy industry, Wisconsin Energy faces potentially significant ongoing environmental compliance and remediation challenges related to current and past operations. Specific environmental issues affecting the Company's utility and non-utility energy segments include but are not limited to (1) air emissions such as carbon dioxide ("CO_2"), sulfur dioxide ("SO_2"), nitrogen oxide ("NOx"), small particulates and mercury, (2) disposal of combustion by-products such as fly ash, (3) remediation of former manufactured gas plant sites, (4) disposal of used nuclear fuel, and (5) the eventual decommissioning of nuclear power plants.

Wisconsin Energy is currently pursuing a proactive strategy to manage its environmental issues including (1) substituting new and cleaner generating facilities for older facilities as part of the *Power the Future* strategy, (2) developing additional sources of renewable electric energy supply, (3) participating in regional initiatives to reduce the emissions of NO_x from the Company's fossil fuel-based generating facilities, (4) entering into a voluntary multi-emission agreement with the Wisconsin Department of Natural Resources to reduce emissions of SO2, NOx, and mercury by 45-50%, 60-65%, and 50%, respectively, within 10 years from Wisconsin Electric's coal-based power plants in Wisconsin, (5) recycling of ash from coal-based generating units and (6) the clean-up of former manufactured gas plant sites. For further information concerning disposal of used nuclear fuel and nuclear power plant decommissioning, see "Nuclear Operations" below and "Note G — Nuclear Operations" in the Notes to Consolidated Financial Statements, respectively.

National Ambient Air Quality Standards: In July 1997, the EPA revised the National Ambient Air Quality Standards for ozone and particulate matter. Although specific emission control requirements are not yet defined and despite legal challenges to these standards that will impact compliance requirements and timing, Wisconsin Electric believes that the revised standards will likely require significant reductions in SO_2 and NO_x emissions from coal-based generating facilities. If these new standards withstand ongoing legal challenges, Wisconsin Electric expects that reductions needed to achieve compliance with the ozone attainment standards will be implemented in stages from 2004 through 2012, beginning with the ozone transport reductions described below. Reductions associated with the new particulate matter standards are expected to be implemented in stages after the year 2010 and extending to the year 2017. Beyond the cost estimates identified below, Wisconsin Electric is currently unable to estimate the impact of the revised air quality standards on its future liquidity, financial condition or results of operation.

Ozone Non-Attainment Rulemaking: In October 1998, the EPA promulgated ozone transport rules to address transport of NO_x and ozone into ozone non-attainment areas in the eastern half of the United States. The rules would have required electric utilities in 22 eastern states and the District of Columbia, including the state of Wisconsin, to significantly reduce NO_x emissions by May 1, 2003. A court decision was issued in March 2000 excluding the state of Wisconsin but continuing to include southern Michigan as one of 19 states in a region east of the Mississippi River that would remain subject to the October 1998 rules.

Independent of any court decisions, Wisconsin and some other states in the Lake Michigan region have concluded rulemaking proceedings that require utilities, including Wisconsin Electric, to reduce NO_x emissions as part of separate, existing 1-hour ozone attainment demonstration rules required by the EPA for the Lake Michigan region's severe non-attainment areas.

Michigan's and Wisconsin's rules are both in effect. Wisconsin Electric currently expects to incur total annual expenditures of \$12.7 million to \$18.4 million and annual operation and maintenance costs of \$1 million during the period 2003 through 2004 to comply with the Michigan and Wisconsin rules. Wisconsin Electric believes that compliance with the NO_x emission reductions requirements will substantially mitigate costs to comply with the EPA's July 1997 revisions to the ozone National Ambient Air Quality Standards discussed above.

In January 2000, the PSCW approved Wisconsin Electric's comprehensive plan to meet the Wisconsin regulations, permitting recovery in rates of NO_x emission reduction costs over an accelerated 10-year recovery period and requiring that these costs be separately itemized on customer bills.

Mercury Emission Control Rulemaking: As required by the 1990 amendments to the Federal Clean Air Act, the EPA issued a regulatory determination in December 2000 that utility mercury emissions should be regulated. The EPA will develop draft rules by December 2003 and issue final rules by December 2004. In June 2001, the WDNR independently developed draft mercury emission control rules that would affect electric utilities in Wisconsin. The draft rules call for 30%, 50% and 90% reductions in mercury air emissions over 5, 10 and 15 years, respectively. The draft rules also require offsets for new mercury-emitting generating facilities. Wisconsin's draft rules have not been finalized and will likely be revised if finalized at some future date. The Company is currently unable to predict the ultimate rules that will be developed and adopted by the EPA or the WDNR, nor is it able to predict the impacts, if any, that the EPA's and WDNR's mercury emission control rulemakings might have on the operations of its existing or potential coal-based generating facilities.

Manufactured Gas Plant Sites: Wisconsin Electric and Wisconsin Gas are voluntarily reviewing and addressing environmental conditions at a number of former manufactured gas plant sites. For further information, see "Note R—Commitments and Contingencies" in the Notes to Consolidated Financial Statements.

Ash Landfill Sites: Wisconsin Electric aggressively seeks environmentally acceptable, beneficial uses for its combustion byproducts. For further information, see "Note R—Commitments and Contingencies" in the Notes to Consolidated Financial Statements.

Manufacturing Segment: WICOR Industries has provided reserves sufficient to cover its estimated costs related to known contamination associated with its manufacturing facilities.

EPA Information Requests: Wisconsin Electric and Wisvest-Connecticut LLC., formerly a wholly owned subsidiary of Wisvest, each received requests during 2001 for information from the EPA regional offices pursuant to Section 114(a) of the Clean Air Act. For further information, see "Note R—Commitments and Contingencies" in the Notes to Consolidated Financial Statements.

LEGAL MATTERS

Giddings & Lewis Inc./City of West Allis Lawsuit: In July 1999, a jury issued a verdict against Wisconsin Electric awarding the plaintiffs $4.5 million in compensatory damages and $100 million in punitive damages in an action alleging that Wisconsin Electric had deposited contaminated wastes at two sites in West Allis, Wisconsin owned by the plaintiffs. In September 2001, the Wisconsin Court of Appeals overturned the $100 million punitive damage award and remanded the punitive damage claim back to the lower court for retrial. In January 2002, the Wisconsin Supreme Court denied the plaintiffs' petition for review. Plaintiffs' claims were settled during 2002 for a total cost of $17.3 million. For further information, see "Note R—Commitments and Contingencies" in the Notes to Consolidated Financial Statements.

Other: Wisvest has an investment of approximately $30 million in a cogeneration plant in the State of Maine, called Androscoggin Energy LLC which is operated by a third party. Androscoggin has an energy services agreement with a customer which receives steam from the cogeneration plant. The customer has filed a lawsuit against Androscoggin alleging breach of the energy services agreement. In November 2002, a federal judge awarded partial summary judgment to the customer against Androscoggin. A trial will be scheduled in 2003 for the determination of damages to be awarded, if any, under the claim. This dispute could significantly impair the Company's investment in Androscoggin.

NUCLEAR OPERATIONS

Point Beach Nuclear Plant: Wisconsin Electric owns two 510-megawatt electric generating units at Point Beach Nuclear Plant in Two Rivers, Wisconsin which are operated by Nuclear Management Company, LLC ("NMC"), a joint venture of the Company and affiliates of other unaffiliated utilities. During 2002, 2001, and 2000, Point Beach provided 22%, 25% and 23% of Wisconsin Electric's net electric energy supply, respectively. The United States Nuclear Regulatory Commission ("NRC") operating licenses for Point Beach expire in October 2010 for Unit 1 and in March 2013 for Unit 2.

In July 2000, Wisconsin Electric's senior management authorized the commencement of initial design work for the power uprate of both units at Point Beach. Subject to approval by the PSCW and a decision to relicense the units, the project may be completed by May 2007 and could add approximately 90 megawatts of electrical output to Point Beach.

NMC has formed an operating license renewal team which is expected to complete a technical and economic evaluation of license renewal by mid-2003. Based upon the results of this evaluation and subject to approval by executive management and by the Board of Directors of Wisconsin Energy and Wisconsin Electric, Wisconsin Electric will determine whether to seek appropriate regulatory approvals, including submittal of an application to the NRC, in early 2004 for an extension of the operating licenses for Point Beach Nuclear Plant for a period of up to 20 years.

In August 2001, the NRC issued Bulletin 2001-01, Circumferential Cracking of Reactor Pressure Vessel Head Penetration Nozzles, requesting that pressurized water reactor licensees provide information on the structural integrity of the subject nozzles. NMC responded that tests and inspections conducted at Point Beach over the last several years had not identified any evidence of such cracking. NMC conducted more thorough inspections of the reactor pressure vessel head and nozzles during the Spring 2002 Unit 2 refueling outage and found no indications of degradation. On August 9, 2002, NRC issued Bulletin 2002-02, "Reactor Pressure Vessel Head and Vessel Head Penetration Nozzle Inspection Programs," providing additional NRC expectations for reactor vessel head examinations. As a result of this new NRC guidance, NMC conducted more extensive examinations of the Unit 1 reactor pressure vessel head during the Fall 2002 refueling outage. The results of these examinations were also acceptable. The Company plans to replace both reactor vessel heads during the 2005 refueling outages as an alternative to incurring the additional time and costs of these examinations. The estimated cost of this capital expenditure is approximately $40 million in 2002 dollars.

On July 12, 2002, the NRC issued a Notice of Violation and provided its final significance determination, upholding its April 8, 2002 preliminary red finding for Point Beach related to a potential failure of the plant's auxiliary feedwater system under certain postulated accident scenario analyses. In November 2001, as part of a comprehensive risk assessment, plant employees discovered the potential for a common mode failure of the plant's auxiliary feedwater pumps. The matter was immediately reported to the NRC and prompt interim corrective actions were implemented. Point Beach has completed equipment modifications and updated its procedures to ensure operators have explicit guidance that matches training and to ensure plant personnel take appropriate actions when necessary. The NRC conducted an inspection in September 2002 to gather additional information. On October 2, 2002, the NRC determined that treatment as an old design issue not representative of current performance is appropriate. However, NRC's consideration of this finding in their assessment of Point Beach's current overall performance is presently on hold pending final resolution of a subsequent issue involving the plant's auxiliary feedwater system. On October 24, 2002, while conducting post-maintenance testing, plant employees discovered the potential for another common mode failure mechanism under specific conditions for the plant's auxiliary feedwater pumps. The matter was immediately reported to the NRC and prompt interim corrective actions were implemented. Analysis and evaluation of the susceptibility of the auxiliary feedwater system to this failure mode, assessment of the safety significance of this postulated condition, and interactions with NRC to achieve appropriate resolution are continuing. The Company is currently unable to estimate the impact, if any, that may result.

Nuclear Insurance: The Price-Anderson Act, as amended and extended to August 1, 2002, currently limits the total public liability for damages arising from a nuclear incident at a nuclear power plant. A provision extending the Price-Anderson Act through the end of 2003 was adopted by Congress in February 2003.

Used Nuclear Fuel Storage and Disposal: During 1995, Wisconsin Electric completed construction of a facility at Point Beach for the temporary dry storage of up to 48 canisters containing used nuclear fuel. During 2000, Wisconsin Electric finished loading the last of twelve canisters originally authorized by the PSCW. On March 13, 2001, the PSCW approved a May 2000 application for authority to load additional temporary used fuel dry storage containers. The application requested authorization for sufficient additional containers, at a cost of up to approximately $46 million, to operate Point Beach Units 1 and 2 to the end of their current operating licenses, but not to exceed the original 48-canister capacity of the facility. NMC is under contract with a new vendor to supply the next generation of used fuel dry storage containers for Point Beach.

Temporary storage alternatives at Point Beach are necessary until the United States Department of Energy takes ownership of and permanently removes the used fuel as mandated by the Nuclear Waste Policy Act of 1982, as amended in 1987 (the "Waste Act"). Effective January 31, 1998, the Department of Energy failed to meet its contractual obligation to begin removing used fuel from Point Beach, a responsibility for which Wisconsin Electric has paid a total of $185.3 million over the life of the plant. The Department of Energy has indicated that it does not expect a permanent used fuel repository to be available any earlier than 2010. It is not possible, at this time, to predict with certainty when the Department of Energy will actually begin accepting used nuclear fuel.

On August 13, 2000, the United States Court of Appeals for the Federal Circuit ruled in a lawsuit brought by Maine Yankee and Northern States Power Company that the Department of Energy's failure to begin performance by January 31, 1998 constituted a breach in the Standard Contract, providing clear grounds for filing complaints in the Court of Federal Claims. Consequently, Wisconsin Electric filed a complaint on November 16, 2000 against the Department of Energy in the Court of Federal Claims. The matter is pending. As of December 2002, Wisconsin Electric has incurred damages in excess of $35 million, which it seeks to recover from the United States Department of Energy. Damages continue to accrue, and, accordingly, Wisconsin Electric expects to seek recovery of its damages in this lawsuit.

In January 2002, as required by the Nuclear Waste Policy Act, the Secretary of Energy notified the Governor of Nevada and the Nevada Legislature that he intended to recommend to the President that the Yucca Mountain site is scientifically sound and suitable for development as the nation's long-term geological repository for used nuclear fuel. On February 14, 2002, the Secretary provided the formal recommendation to the President. In a February 2002 letter to Congress, the President expressed his support for the development of the Yucca Mountain site. The letter also affirmed the need for a permanent repository by supporting the need for nuclear power and its cost competitiveness, as well as acknowledging that successful completion of the repository program will redeem the clear Federal legal obligation set forth in the Nuclear Waste Policy Act. On April 8, 2002, the Nevada Governor announced the state's official disapproval of the President's recommendation. On May 8, 2002, the U.S. House of Representatives endorsed the President's recommendation to develop the Yucca Mountain site as the nation's long-term geological repository for used nuclear fuel overriding the state of Nevada's objections. On July 9, 2002, the U.S. Senate approved Yucca Mountain as such a repository. The President signed the resolution on July 23, 2002 which now clears the way for the U.S. Department of Energy to begin preparation of the application to the NRC for a license to design and build the repository.

INDUSTRY RESTRUCTURING AND COMPETITION

Electric Utility Industry

Across the United States, electric industry restructuring progress has generally stalled subsequent to the California price and supply problems in early 2001. States that had restructured and implemented retail access before the California problems generally have not gone back to traditional regulation. Several states (Arkansas, Montana, New Mexico and Oklahoma) have delayed retail access or plan to implement limited retail access (Nevada and Oregon). Texas and Michigan implemented restructuring by offering retail access on January 1, 2002. FERC has come out strongly supporting large Regional Transmission Organizations ("RTOs") which will affect the structure of the wholesale market. The timeline for restructuring and retail access has been stretched out, and it is uncertain when retail access will happen in Wisconsin. There are many federal bills on electric industry restructuring currently before the U.S. House and Senate. These bills are receiving some attention, but the direction is not clear as both the House and Senate do not appear to have developed a strong vision of where they want the industry to go. Major issues in industry restructuring are: deregulating existing generation, unbundling transmission and generation from distribution costs, implementing RTOs, and market power mitigation. This list of issues is not all-inclusive, nor do all items need to be accomplished by a "date-certain." The Company continues to focus on infrastructure issues through its *Power the Future* growth strategy.

Restructuring in Wisconsin: Electric utility revenues in Wisconsin are regulated by the PSCW. Due to many factors, including relatively competitive electric rates charged by the state's electric utilities, Wisconsin is proceeding with restructuring of the electric utility industry at a much slower pace than many other states in the United States. Instead, the PSCW has been focused in recent years on electric reliability infrastructure issues for the state of Wisconsin such as:

- Addition of new generating capacity in the state;
- Modifications to the regulatory process to facilitate development of merchant generating plants;
- Development of a regional independent electric transmission system operator;
- The previously described formation of a statewide transmission company, American Transmission Company LLC, which became operational January 1, 2001; and
- Improvements to existing and addition of new electric transmission lines in the state.

The PSCW continues to maintain the position that the question of whether to implement electric retail competition in Wisconsin should ultimately be decided by the Wisconsin legislature. No such legislation has been introduced in Wisconsin to date.

Restructuring in Michigan: Electric utility revenues are regulated by the MPSC. In June 2000, the Governor of Michigan signed the "Customer Choice and Electric Reliability Act" into law empowering the MPSC to implement electric retail access in Michigan. The new law provides that as of January 1, 2002 all Michigan retail customers of investor-owned utilities have the ability to choose their electric power producer. The Michigan Retail Access law was characterized by the Michigan Governor as "Choice for those who want it and protection for those who need it."

As of January 1, 2002, Michigan retail customers of Wisconsin Electric and Edison Sault were allowed to remain with their regulated utility at regulated rates or choose an alternative electric supplier to provide power supply service. Wisconsin Electric and Edison Sault have maintained their generation capacity and distribution assets and provide regulated service as they have in the past. Wisconsin Electric and Edison Sault continue providing distribution and customer service functions regardless of the customer's power supplier.

Competition and customer switching to alternative suppliers in the companies' service territories in Michigan has been limited. No alternate supplier activity has occurred in the companies' service territories in Michigan, reflecting the small market area, the companies' competitive regulated power supply prices and a lack of interest in general in the Upper Peninsula of Michigan as a market for alternative electric suppliers.

Restructuring in Illinois: In 1999, the state of Illinois passed legislation that introduced retail electric choice for large customers and introduced choice for all retail customers in May 2002. This legislation is not expected to have a material impact on Wisconsin Electric's business. Wisconsin Electric has one wholesale customer in Illinois, the City of Geneva, whose contract is scheduled to expire on December 31, 2005. However, Wisvest's wholly-owned subsidiary, Calumet Energy Team, LLC, does compete in the Illinois electric generation market with power produced from its 308 MW gas based peaking plant that entered commercial operation in 2002. Wisconsin Energy believes that the Illinois choice legislation will not materially affect Calumet Energy's operating results.

Natural Gas Utility Industry

Restructuring in Wisconsin: The PSCW has instituted generic proceedings to consider how its regulation of gas distribution utilities should change to reflect the changing competitive environment in the natural gas industry. To date, the PSCW has made a policy decision to deregulate the sale of natural gas in customer segments with workably competitive market choices and has adopted standards for transactions between a utility and its gas marketing affiliates. However, work on deregulation of the gas distribution industry by the PSCW is presently on hold. Currently, Wisconsin Electric and Wisconsin Gas are unable to predict the impact of potential future deregulation on the Company's results of operations or financial position.

ACCOUNTING DEVELOPMENTS

New Pronouncements: In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of SFAS 123." This statement amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company does not intend to adopt the recognition provisions of SFAS 123, as amended by SFAS 148.

In January 2003, the FASB authorized issuance of Interpretation 46, Consolidation of Variable Interest Entities. Interpretation 46, which is effective for interim periods beginning after June 15, 2003, which requires companies with variable interests in variable interest entities to evaluate whether they must consolidate these entities subject to the provisions included in Interpretation 46. The Interpretation must be applied to any existing interests in variable interest entities beginning in the third quarter of 2003. The Company does not expect to consolidate any existing interest in unconsolidated entities as a result of Interpretation 46. The Company expects to begin application of this Interpretation July 1, 2003.

In October 2000, the FASB issued two exposure drafts: Accounting for Financial Instruments with Characteristics of Liabilities, Equity, or Both, and Proposed Amendment to FASB 6 to Revise the Definition of Liabilities. In March 2003, the FASB is expected to authorize issuance of SFAS 149, Accounting for Certain Financial Instruments with Characteristics of Liabilities and Equity, which is effective at the beginning of the first interim period beginning after June 15, 2003, requiring classification of mandatorily redeemable instruments as liabilities. The Company expects to adopt SFAS 149 effective July 1, 2003. The Company will reclassify its mandatorily redeemable instruments to long-term debt upon adoption of SFAS 149.

CRITICAL ACCOUNTING POLICIES

Preparation of financial statements and related disclosures in compliance with generally accepted accounting principles (GAAP) requires the application of appropriate technical accounting rules and guidance, as well as the use of estimates. The application of these policies necessarily involves judgments regarding future events, including the likelihood of success of particular projects, legal and regulatory challenges and anticipated recovery of costs. These judgments, in and of themselves, could materially impact the financial statements and disclosures based on varying assumptions. In addition, the financial and operating environment also may have a significant effect, not only on the operation of the business, but on the results reported through the application of accounting measures used in preparing the financial statements and related disclosures, even if the nature of the accounting policies applied have not changed.

The following is a list of accounting policies that are most significant to the portrayal of Wisconsin Energy's financial condition and results of operations and that require management's most difficult, subjective or complex judgments.

Regulatory Accounting: Wisconsin Energy's utility subsidiaries operate under rates established by state and federal regulatory commissions which are designed to recover the cost of service and provide a reasonable return to investors. Developing competitive pressures in the utility industry may result in future utility prices which are based upon factors other than the traditional original cost of investment. In such a situation, continued deferral of certain regulatory asset and liability amounts on the utilities' books, as allowed under Statement of Financial Accounting Standards No. 71, Accounting for the Effects of Certain Types of Regulation ("SFAS 71"), may no longer be appropriate and the unamortized regulatory assets net of the regulatory liabilities would be recorded as an extraordinary after-tax non-cash charge to earnings. As of December 31, 2002, the Company had $650.6 million in regulatory assets and $327.2 million in regulatory liabilities. The Company continually reviews the applicability of SFAS 71 and has determined that it is currently appropriate to continue following SFAS 71. See "Note A—Summary of Significant Accounting Policies" in the Notes to Consolidated Financial Statements for additional information.

Pension and Postretirement Plans: The Company has significant pension and postretirement obligations and costs that are developed from actuarial valuations. Inherent in these valuations are key assumptions including discount rates, expected return on plan assets and medical trend rates. Changes in these assumptions are primarily influenced by factors outside the Company's control and can have a significant effect on the amounts reported in the financial statements.

Goodwill and Other Intangible Assets: As a result of adoption of SFAS 142 Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS 142"), effective January 1, 2002, the Company is required to perform annual assessments of its goodwill for impairment by applying fair-value-based tests. As of December 31, 2002, Wisconsin Energy had $833 million of goodwill on its balance sheet attributable to the gas utility and manufacturing businesses of WICOR, Inc., which was acquired in April 2000 (see "Note—Mergers and Acquisitions" in the Notes to Consolidated Financial Statements). To perform its annual impairment test of goodwill, Wisconsin Energy is required to make various assumptions regarding these tests including assumptions about the future profitability of its gas utility and manufacturing operations correlated with published projections for other similar businesses. A significant change in these markets, including the market values for similar assets, or in the Company's projections could result in the recognition of a goodwill impairment loss related to a decrease in the goodwill asset.

The Company reviewed its goodwill for impairment as of January 1, 2002 upon adoption of SFAS 142 and during the third quarter of 2002 as part of its annual test as required by SFAS 142. In both cases, the Company determined that there were no impairments to the recorded goodwill balance for any of its reporting units.

Unbilled Revenues: The Company records utility operating revenues when energy is delivered to its customers. However, the determination of energy sales to individual customers is based upon the reading of their meters, which occurs on a systematic basis throughout the month. At the end of each month, amounts of energy delivered to customers since the date of their last meter reading are estimated and corresponding unbilled revenues are calculated. This unbilled revenue is estimated each month based upon actual generation and throughput volumes, recorded sales, estimated customer usage by class, weather factors, line losses and applicable customer rates.

Asset Retirement Obligations: Effective January 1, 2003, the Company adopted Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations ("SFAS 143"), which requires entities to recognize the estimated fair value of legal liabilities for asset retirements in the period in which they are incurred. SFAS 143 applies primarily to decommissioning costs for the utility energy segment's Point Beach Nuclear Plant.

Using a discounted future cash flow methodology, the Company estimated that its nuclear asset retirement obligation was approximately $673 million at January 1, 2003. Calculation of this asset retirement obligation is based upon projected decommissioning costs calculated by an independent decommissioning consulting firm as well as several significant assumptions including the timing of future cash flows, future inflation rates, the discount rate applied to future cash flows and an 85% probability of plant relicensing.

For additional information concerning adoption of SFAS 143 and the Company's estimated nuclear asset retirement obligation, see "Note B—Recent Accounting Pronouncements" and "Note G—Nuclear Operations" in the Notes to Consolidated Financial Statements.

CAUTIONARY FACTORS

This report and other documents or oral presentations contain or may contain forward-looking statements made by or on behalf of Wisconsin Energy. Such statements are based upon management's current expectations and are subject to risks and uncertainties that could cause Wisconsin Energy's actual results to differ materially from those contemplated in the statements. Readers are cautioned not to place undue reliance on the forward-looking statements. When used in written documents or oral presentations, the terms "anticipate," "believe," "estimate," "expect," "forecast," "objective," "plan," "possible," "potential," "project" and similar expressions are intended to identify forward-looking statements. In addition to the assumptions and other factors referred to specifically in connection with such statements, factors that could cause Wisconsin Energy's actual results to differ materially from those contemplated in any forward-looking statements or otherwise affect its future results of operations and financial condition include, among others, the following:

- Factors affecting utility operations such as unusual weather conditions; catastrophic weather-related or terrorism-related damage; availability of electric generating facilities; unscheduled generation outages, or unplanned maintenance or repairs; unanticipated changes in fossil fuel, nuclear fuel, purchased power, gas supply or water supply costs or availability due to higher demand, shortages, transportation problems or other developments; nonperformance by electric energy or natural gas suppliers under existing power purchase or gas supply contracts; nuclear or environmental incidents; resolution of used nuclear fuel storage and disposal issues; electric transmission or gas pipeline system constraints; unanticipated organizational structure or key personnel changes; collective bargaining agreements with union employees or work stoppages; inflation rates; or demographic and economic factors affecting utility service territories or operating environment.
- Regulatory factors such as unanticipated changes in rate-setting policies or procedures; unanticipated changes in regulatory accounting policies and practices; industry restructuring initiatives; transmission system operation and/or administration initiatives; recovery of costs of previous investments made under traditional regulation; recovery of costs associated with adoption of changed accounting standards; required changes in facilities or operations to reduce the risks or impacts of potential terrorist activities; required approvals for new construction; changes in the United States Nuclear Regulatory Commission's regulations related to Point Beach Nuclear Plant or a permanent repository for used nuclear fuel; changes in the United States Environmental Protection Agency's regulations as well as regulations from the Wisconsin or Michigan Departments of Natural Resources, including but not limited to regulations relating to the release of emissions from fossil-fueled power plants such as carbon dioxide, sulfur dioxide, nitrogen oxide, small particulates or mercury; or the siting approval process for new generation and transmission facilities; or changes in the regulations from the WDNR related to the siting approval process for new pipeline construction.
- Unexpected difficulties or unanticipated effects of the qualified five-year electric and gas rate freeze ordered by the PSCW as a condition of approval of the WICOR merger.
- The changing electric and gas utility environment as market-based forces replace strict industry regulation and other competitors enter the electric and gas markets resulting in increased wholesale and retail competition.
- Consolidation of the industry as a result of the combination and acquisition of utilities in the Midwest, nationally and globally.
- Restrictions imposed by various financing arrangements and regulatory requirements on the ability of its subsidiaries to transfer funds to Wisconsin Energy in the form of cash dividends, loans or advances.
- Changes in social attitudes regarding the utility and power industries.
- Customer business conditions including demand for their products or services and supply of labor and material used in creating their products and services.
- The cost and other effects of legal and administrative proceedings, settlements, investigations and claims, and changes in those matters, including the final outcome of litigation with insurance carriers to recover costs and expenses associated with the Giddings & Lewis Inc./City of West Allis lawsuit against Wisconsin Electric.
- Factors affecting the availability or cost of capital such as: changes in interest rates and other general capital market conditions; the Company's capitalization structure; market perceptions of the utility industry, the Company or any of its subsidiaries; or security ratings.
- Federal, state or local legislative factors such as changes in tax laws or rates; changes in trade, monetary and fiscal policies, laws and regulations; electric and gas industry restructuring initiatives; changes in the Price-Anderson Act; or changes in environmental laws and regulations.

- Authoritative generally accepted accounting principle or policy changes from such standard setting bodies as the Financial Accounting Standards Board and the Securities and Exchange Commission.
- Unanticipated technological developments that result in competitive disadvantages and create the potential for impairment of existing assets.
- Possible risks associated with non-utility diversification, such as: general economic conditions; competition; operating risks; dependence upon certain suppliers and customers; the cyclical nature of property values that could affect real estate investments; unanticipated changes in environmental or energy regulations; timely regulatory approval without onerous conditions of potential acquisitions or divestitures; risks associated with minority investments, where there is a limited ability to control the development, management or operation of the project; and the risk of higher interest costs associated with potentially reduced securities ratings by independent rating agencies as a result of these and other factors.
- Legislative or regulatory restrictions or caps on non-utility acquisitions, investments or projects, including the state of Wisconsin's amended public utility holding company law.
- Factors affecting foreign non-utility operations and investments, including: foreign governmental actions; foreign economic and currency risks; political instability; and unanticipated changes in foreign environmental or energy regulations.
- Factors which impede execution of Wisconsin Energy's *Power the Future* strategy announced in September 2000 and revised in February 2001, including receipt of necessary state and federal regulatory approvals, local opposition to siting of new generating facilities and obtaining the investment capital from outside sources necessary to implement the strategy.
- Other business or investment considerations that may be disclosed from time to time in Wisconsin Energy's Securities and Exchange Commission filings or in other publicly disseminated written documents.

Wisconsin Energy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

WISCONSIN ENERGY CORPORATION

CONSOLIDATED INCOME STATEMENTS

Year Ended December 31

	2002	2001	2000
	(Millions of Dollars, Except Per Share Amounts)		
Operating Revenues			
Utility energy	$2,852.1	$2,964.8	$2,556.7
Non-utility energy	167.2	337.3	372.8
Manufacturing	685.2	585.1	382.2
Other	31.7	41.3	51.0
Total Operating Revenues	3,736.2	3,928.5	3,362.7
Operating Expenses			
Fuel and purchased power	594.1	660.1	682.1
Cost of gas sold	574.9	823.8	594.7
Cost of goods sold	513.2	434.7	282.0
Other operation and maintenance	1,046.1	978.3	942.4
Depreciation, decommissioning and amortization	320.6	342.1	336.3
Property and revenue taxes	87.8	84.6	80.3
Asset valuation charges	141.5	—	—
Total Operating Expenses	3,278.2	3,323.6	2,917.8
Operating Income	458.0	604.9	444.9
Other Income and Deductions			
Interest income	5.8	18.2	20.3
AFUDC-equity	4.3	1.9	2.6
Gains (loss) on asset sales	(3.6)	27.5	98.7
Equity in earnings (losses) of unconsolidated affiliates	22.9	26.0	(2.3)
Other	14.5	(73.0)	(39.3)
Total Other Income and Deductions	43.9	0.6	80.0
Financing Costs			
Interest expense	221.2	245.0	243.5
AFUDC-debt	(6.9)	(13.3)	(13.6)
Distributions on preferred securities of subsidiary trust	13.7	13.7	13.7
Preferred dividend requirement of subsidiary	1.2	1.2	1.2
Total Financing Costs	229.2	246.6	244.8
Income Before Income Taxes and the Cumulative Effect of Change in Accounting Principle	272.7	358.9	280.1
Income Taxes	105.7	150.4	125.9
Income Before the Cumulative Effect of Change in Accounting Principle	167.0	208.5	154.2
Cumulative Effect of Change in Accounting Principle, Net of Tax	—	10.5	—
Net Income	$ 167.0	$ 219.0	$ 154.2
Earnings Per Share Before Change in Accounting Principle			
Basic	$1.45	$1.78	$1.28
Diluted	$1.44	$1.77	$1.27
Earnings Per Share			
Basic	$1.45	$1.87	$1.28
Diluted	$1.44	$1.86	$1.27
Weighted Average Common Shares Outstanding (Millions)			
Basic	115.4	117.1	120.6
Diluted	116.3	117.9	121.2

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

WISCONSIN ENERGY CORPORATION

CONSOLIDATED BALANCE SHEETS

December 31

ASSETS

	2002	2001
	(Millions of Dollars)	
Property, Plant and Equipment		
Utility energy	$ 7,368.7	$ 7,075.3
Non-utility energy	182.5	21.5
Manufacturing	164.5	142.2
Other	243.0	205.6
Accumulated depreciation	(4,007.4)	(3,826.4)
	3,951.3	3,618.2
Construction work in progress	274.0	380.2
Leased facilities, net	110.3	116.0
Nuclear fuel, net	63.2	73.6
Net Property, Plant and Equipment	4,398.8	4,188.0
Investments		
Nuclear decommissioning trust fund	550.0	589.6
Investment in ATC	148.6	146.5
Other	158.0	154.9
Total Investments	856.6	891.0
Current Assets		
Cash and cash equivalents	43.6	47.0
Accounts receivable, net of allowance for doubtful accounts of $56.4 and $48.0	479.2	434.2
Other accounts receivable	—	116.4
Accrued revenues	209.1	178.6
Materials, supplies and inventories	455.1	431.0
Assets held for sale	—	403.1
Prepayments	85.1	83.7
Deferred income taxes—current	59.1	8.7
Other	8.5	12.2
Total Current Assets	1,339.7	1,714.9
Deferred Charges and Other Assets		
Deferred regulatory assets	650.6	324.9
Goodwill, net	833.1	832.1
Other	286.1	377.8
Total Deferred Charges and Other Assets	1,769.8	1,534.8
Total Assets	$ 8,364.9	$ 8,328.7

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

WISCONSIN ENERGY CORPORATION

CONSOLIDATED BALANCE SHEETS

December 31

CAPITALIZATION AND LIABILITIES

	2002	2001
	(Millions of Dollars)	
Capitalization		
Company equity	$2,139.4	$2,056.1
Preferred stock of subsidiary	30.4	30.4
Company-obligated mandatorily redeemable preferred securities of subsidiary trust holding solely debentures of the Company	200.0	200.0
Long-term debt	3,030.5	3,237.3
Total Capitalization	5,400.3	5,523.8
Current Liabilities		
Long-term debt due currently	40.3	484.3
Short-term debt	953.1	550.4
Accounts payable	317.6	309.8
Payroll and vacation accrued	89.0	75.1
Taxes accrued—income and other	63.7	33.1
Interest accrued	36.7	39.0
Other	125.5	115.4
Total Current Liabilities	1,625.9	1,607.1
Deferred Credits and Other Liabilities		
Deferred income taxes—long term	568.0	547.2
Accumulated deferred investment tax credits	70.9	75.8
Deferred regulatory liabilities	327.2	328.1
Minimum pension liability	113.5	—
Other	259.1	246.7
Total Deferred Credits and Other Liabilities	1,338.7	1,197.8
Commitments and Contingencies (Note R)	—	—
Total Capitalization and Liabilities	$8,364.9	$8,328.7

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

WISCONSIN ENERGY CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31

	2002	2001	2000
	(Millions of Dollars)		
Operating Activities			
Net income	$ 167.0	$ 219.0	$ 154.2
Reconciliation to cash			
Depreciation, decommissioning and amortization	361.8	377.5	372.8
Nuclear fuel expense amortization	27.3	32.3	27.4
Equity in (earnings) losses of unconsolidated affiliates	(22.9)	(26.0)	2.3
Asset valuation charges	141.5	—	—
Deferred income taxes and investment tax credits, net	(25.0)	(12.8)	5.7
Accrued income taxes, net	30.7	(20.3)	15.9
Losses (gains) on asset sales	3.6	(27.5)	(98.7)
Change in—Accounts receivable and accrued revenues	(66.8)	187.5	(188.0)
Other accounts receivable	116.4	—	—
Inventories	10.2	(38.7)	(68.9)
Other current assets	7.6	62.4	22.1
Accounts payable	4.0	(119.2)	163.5
Other current liabilities	(1.9)	(108.6)	47.8
Other	(42.2)	45.0	4.9
Cash Provided by Operating Activities	711.3	570.6	461.0
Investing Activities			
Capital expenditures	(556.8)	(672.5)	(611.0)
Acquisitions and investments	(39.7)	(35.7)	(1,234.7)
Proceeds from asset sales and divestitures, net	310.0	294.4	408.4
Nuclear fuel	(20.7)	(9.9)	(41.6)
Nuclear decommissioning funding	(17.6)	(17.6)	(17.6)
Other	(41.0)	(37.8)	(24.0)
Cash Used in Investing Activities	(365.8)	(479.1)	(1,520.5)
Financing Activities			
Issuance of common stock	52.6	51.6	89.3
Repurchase of common stock	(52.3)	(133.6)	(100.8)
Dividends paid on common stock	(92.4)	(93.8)	(165.3)
Issuance of long-term debt	46.8	1,313.7	513.9
Retirement of long-term debt	(485.6)	(98.2)	(137.4)
Change in short-term debt	182.0	(1,124.7)	826.8
Cash (Used in) Provided by Financing Activities	(348.9)	(85.0)	1,026.5
Change in Cash and Cash Equivalents	(3.4)	6.5	(33.0)
Cash and Cash Equivalents at Beginning of Year	47.0	40.5	73.5
Cash and Cash Equivalents at End of Year	$43.6	$47.0	$40.5
Supplemental Information—Cash Paid For			
Interest (net of amount capitalized)	$ 235.6	$ 228.3	$ 223.6
Income taxes (net of refunds)	$ 90.9	$ 166.8	$ 82.4

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

WISCONSIN ENERGY CORPORATION

CONSOLIDATED STATEMENTS OF CAPITALIZATION

December 31

	2002	2001
	(Millions of Dollars)	
Common Equity (See Consolidated Statements of Common Equity)		
Common stock—$.01 par value; authorized 325,000,000 shares; outstanding—116,027,724 and 115,420,724 shares	$ 1.2	$ 1.2
Other paid in capital	778.5	763.8
Retained earnings	1,359.5	1,284.9
Accumulated other comprehensive income loss	(7.5)	(10.8)
Unearned compensation—restricted stock award	(3.3)	(4.2)
Stock options exercisable	11.0	21.2
Total Common Equity	2,139.4	2,056.1
Preferred Stock		
Wisconsin Energy		
$.01 par value; authorized 15,000,000 shares; none outstanding	—	—
Wisconsin Electric		
Six Per Cent. Preferred Stock—$100 par value; authorized 45,000 shares; outstanding—44,498 shares	4.4	4.4
Serial preferred stock—		
$100 par value; authorized 2,286,500 shares; 3.60% Series redeemable at $101 per share; outstanding—260,000 shares	26.0	26.0
$25 par value; authorized 5,000,000 shares; none outstanding	—	—
Wisconsin Gas—Cumulative without par value; authorized 1,500,000 shares; none outstanding	—	—
Total Preferred Stock	30.4	30.4
Company-obligated mandatorily redeemable preferred securities of subsidiary trust holding solely debentures of the Company, 6.85% due 2039	200.0	200.0
Long-Term Debt		
First mortgage bonds		
7 1/4% due 2004	140.0	140.0
7 1/8% due 2016	100.0	100.0
6.85% due 2021	9.0	9.0
7 3/4% due 2023	100.0	100.0
7.05% due 2024	60.0	60.0
9 1/8% due 2024	—	3.4
8 3/8% due 2026	—	100.0
7.70% due 2027	200.0	200.0
Debentures (unsecured)		
6 5/8% due 2002	—	150.0
6 5/8% due 2006	200.0	200.0
9.47% due 2006	2.8	3.5
8 1/4% due 2022	25.0	25.0
6 1/2% due 2028	150.0	150.0
6 7/8% due 2095	100.0	100.0
6.60% due 2013	45.0	45.0

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

WISCONSIN ENERGY CORPORATION

CONSOLIDATED STATEMENTS OF CAPITALIZATION—(Cont'd)

December 31

	2002	2001
	(Millions of Dollars)	
Long-Term Debt—(Cont'd)		
Notes (secured, nonrecourse)		
3.18% variable rate due 2005 (a)	$ 7.0	$ 7.2
Variable rate due 2005	—	180.5
6.36% effective rate due 2006	4.4	5.5
6.90% due 2006	1.1	1.1
7.125% due 2007	4.3	—
3.554% variable rate due 2003–2009 (a)	4.2	4.1
2% stated rate due 2011	1.3	—
Notes (unsecured)		
6.33% due 2002	—	12.0
6.66% due 2003	10.6	10.6
6⅜% due 2005	65.0	65.0
6.85% due 2005	10.0	10.0
1.80% variable rate due 2006 (a)	1.0	1.0
5.875% due 2006	550.0	550.0
6.36% effective rate due 2006	4.8	6.0
7.00% to 8.00% due 2001–2008	2.9	3.1
5.50% due 2008	300.0	300.0
6.21% due 2008	20.0	20.0
6.48% due 2008	25.4	25.4
5½% due 2009	50.0	50.0
6.50% due 2011	450.0	450.0
6.51% due 2013	30.0	30.0
1.80% variable rate due 2015 (a)	17.4	17.4
1.75% variable rate due 2016 (a)	67.0	67.0
6.94% due 2028	50.0	50.0
1.80% variable rate due 2030 (a)	80.0	80.0
Commercial paper supported by multiple-year bank lines	—	220.8
Obligations under capital leases	218.2	211.4
Unamortized discount, net and other	(35.6)	(42.4)
Long-term debt due currently	(40.3)	(484.3)
Total Long-Term Debt	3,030.5	3,237.3
Total Capitalization	$5,400.3	$5,523.8

(a) Variable interest rate as of December 31, 2002.

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

WISCONSIN ENERGY CORPORATION

CONSOLIDATED STATEMENTS OF COMMON EQUITY

	Common Stock	Other Paid In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Unearned Compensation	Stock Options Exercisable	Total
				(Millions of Dollars)			
Balance—December 31, 1999	$ 1.2	$ 838.3	$1,170.8	$ —	($2.5)	$ —	$2,007.8
Net Income			154.2				154.2
Other comprehensive income							
Foreign currency translation				(0.7)			(0.7)
Minimum pension liability				(2.2)			(2.2)
Comprehensive income (loss)	—	—	154.2	(2.9)	—	—	151.3
Common stock cash dividends $1.37 per share			(165.3)				(165.3)
Common stock issued		89.3					89.3
Repurchase of common stock		(100.8)					(100.8)
Restricted stock award					(1.4)		(1.4)
Conversion of WICOR restricted stock awards					(1.2)		(1.2)
Amortization and forfeiture of restricted stock					1.2		1.2
Conversion of WICOR stock options						35.9	35.9
Stock options exercised and other		5.6				(6.5)	(0.9)
Tax benefit of stock options exercised		0.9					0.9
Balance—December 31, 2000	1.2	833.3	1,159.7	(2.9)	(3.9)	29.4	2,016.8
Net Income			219.0				219.0
Other comprehensive income							
Foreign currency translation				(1.4)			(1.4)
Unrealized hedging losses				(6.5)			(6.5)
Comprehensive income (loss)	—	—	219.0	(7.9)	—	—	211.1
Common stock cash dividends $0.80 per share			(93.8)				(93.8)
Common stock issued		51.6					51.6
Repurchase of common stock		(133.6)					(133.6)
Restricted stock awards					(1.6)		(1.6)
Amortization and forfeiture of restricted stock					1.3		1.3
Stock options exercised		8.2				(8.2)	—
Tax benefit of stock options exercised		4.9					4.9
Other		(0.6)					(0.6)
Balance—December 31, 2001	1.2	763.8	1,284.9	(10.8)	(4.2)	21.2	2,056.1
Net Income			167.0				167.0
Other comprehensive income							
Foreign currency translation				3.0			3.0
Minimum pension liability				(0.8)			(0.8)
Unrealized hedging gains				1.1			1.1
Comprehensive Income	—	—	167.0	3.3	—	—	170.3
Common stock cash dividends $0.80 per share			(92.4)				(92.4)
Common stock issued		52.6					52.6
Repurchase of common stock		(52.3)					(52.3)
Amortization and forfeiture of restricted stock		(0.2)			0.9		0.7
Stock options exercised		10.2				(10.2)	—
Tax benefit of stock options exercised		4.5					4.5
Other		(0.1)					(0.1)
Balance—December 31, 2002	$ 1.2	$ 778.5	$1,359.5	($ 7.5)	($3.3)	$11.0	$2,139.4

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

WISCONSIN ENERGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General: The consolidated financial statements include the accounts of Wisconsin Energy Corporation ("Wisconsin Energy" or the "Company"), a diversified holding company, as well as its principal subsidiaries in the following operating segments:

- *Utility Energy Segment*—Consisting of Wisconsin Electric Power Company ("Wisconsin Electric"), Wisconsin Gas Company ("Wisconsin Gas") and Edison Sault Electric Company ("Edison Sault"); engaged primarily in the generation of electricity and the distribution of electricity and natural gas;
- *Non-Utility Energy Segment*—Consisting primarily of Wisvest Corporation ("Wisvest") engaged principally in independent electric power production and W.E. Power LLC ("W.E. Power"); engaged principally in the design, development and construction of electric power generating facilities for long term lease to Wisconsin Electric; and
- *Manufacturing Segment*—Consisting of WICOR Industries, Inc., an intermediate holding company, and its primary subsidiaries, Sta-Rite Industries, Inc., SHURflo Pump Manufacturing Co. and Hypro Corporation; engaged in the manufacture of pumps as well as fluid processing and pump filtration equipment.

Other non-utility subsidiaries of Wisconsin Energy include primarily Minergy Corp., which develops and markets recycling technology products, and Wispark LLC ("Wispark"), which develops and invests in real estate. All significant intercompany transactions and balances have been eliminated from the consolidated financial statements.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications: Certain prior year financial statement amounts have been reclassified to conform to their current year presentation. These reclassifications had no effect on net income or earnings per share.

Revenues: Energy revenues are recognized on the accrual basis and include estimated amounts for service rendered but not billed. The manufacturing segment recognizes revenue from product sales upon shipment. Based upon experience, the manufacturing segment estimates and records provisions for sales returns, allowances and original warranties in the period the sale is reported.

Wisconsin Electric's rates include base amounts for estimated fuel and purchased power costs. It can request recovery of fuel and purchased power costs prospectively from retail electric customers in the Wisconsin jurisdiction through its rate review process with the Public Service Commission of Wisconsin ("PSCW") and in interim fuel cost hearings when such annualized costs are more than 3% higher than the forecasted costs used to establish rates. Wisconsin Electric's and Wisconsin Gas' retail gas rates include monthly adjustments which permit the recovery or refund of actual purchased gas costs.

Property and Depreciation: Utility property, plant and equipment is recorded at cost. Cost includes material, labor, overhead and allowance for funds used during construction. Additions to and significant replacements of property are charged to property, plant and equipment at cost; minor items are charged to maintenance expense. The cost of depreciable utility property, together with removal cost less salvage value, is charged to accumulated depreciation when property is retired.

Capitalized software costs associated with regulated operations are included in the subcaption "Utility Energy" under the caption "Property, Plant and Equipment" on the Consolidated Balance Sheet. As of December 31, 2002 and 2001, capitalized software costs totaled $68.9 million and $79.6 million, respectively. Capitalized software costs associated with non-utility companies as of December 31, 2002 and 2001 are approximately $0.2 million and $1.2 million, respectively.

Utility depreciation rates are certified by the state regulatory commissions and include estimates for salvage value and removal costs. Depreciation as a percent of average depreciable utility plant was 4.5% in 2002, 4.6% in 2001, and 4.5% in 2000. Nuclear plant decommissioning costs are accrued and included in depreciation expense (see Note G).

Other property, plant and equipment is recorded at cost. Cost includes material, labor, overhead and capitalized interest. Additions to and significant replacements of property are charged to property, plant and equipment at cost; minor items are charged to maintenance expense. Upon retirement or sale of other property and equipment, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in "Other Income and Deductions—Gain (loss) on asset sales" in the Consolidated Income Statements.

Depreciation expense is accrued at straight-line rates over the estimated useful lives of the assets. For manufacturing property, depreciation expense is primarily included in cost of goods sold.

Estimated useful lives for non-regulated assets are 3 to 10 years for manufacturing equipment, 3 to 28 years for other non-utility equipment, 2 to 5 years for software and 30 to 40 years for non-utility buildings.

Allowance For Funds Used During Construction: Allowance for funds used during construction ("AFUDC") is included in utility plant accounts and represents the cost of borrowed funds used during plant construction and a return on stockholders' capital used for construction purposes. Allowance for borrowed funds also includes interest capitalized on qualifying assets of non-utility subsidiaries. In the Consolidated Income Statements, the cost of borrowed funds (AFUDC-debt) is shown as an offset to interest expense and the return on stockholders' capital (AFUDC-equity) is an item of other income.

As approved by the PSCW, Wisconsin Electric capitalized AFUDC-debt and equity at the following rates during the periods indicated:

- September 1, 2000—continuing 10.18%
- June 1, 1998—August 31, 2000 .... 10.21%

Prior to August 31, 2000, based on PSCW authorization, Wisconsin Electric accrued an AFUDC on 50% of all construction work in progress. In a rate order dated August 30, 2000, the PSCW authorized the Company to accrue AFUDC on all electric utility nitrogen oxide (NOx) remediation construction work in progress at a rate of 10.18%, and provided a full current return on electric safety and reliability construction work in progress so that no AFUDC accrual is required on such projects. In addition, the August 2000 PSCW order provided a current return on half of other utility construction work in progress and authorized AFUDC accruals on the remaining 50% of these projects.

As approved by the PSCW in September 2001, Wisconsin Gas began to accrue AFUDC on a significant gas pipeline lateral project at a rate of 10.32%. Wisconsin Gas has not accrued AFUDC on any other construction work in progress.

Earnings Per Common Share: Basic earnings per common share have been computed by dividing net earnings by the weighted average number of common shares outstanding. Diluted earnings per share is less than basic earnings per share due to the potentially dilutive effects of stock options.

Materials, Supplies and Inventories: Inventory at December 31 consists of:

Materials, Supplies and Inventories	2002	2001
	(Millions of Dollars)	
Fossil Fuel	$124.4	$103.7
Natural Gas in Storage	91.9	107.1
Materials and Supplies	97.2	89.0
Manufacturing	141.6	131.2
Total	$455.1	$431.0

Substantially all fossil fuel, materials and supplies and natural gas in storage inventories are priced using the weighted-average method of accounting. Approximately 82% of the manufacturing inventories in 2002 and 2001 were priced using the last-in, first-out method (not in excess of the market), with the remaining inventories priced using the first-in, first-out method. If the first-in, first-out method of accounting had been used exclusively, manufacturing inventories would have been $0.3 million lower at December 31, 2002 and $0.3 million higher at December 31, 2001.

Goodwill and Long-Lived Assets: Goodwill represents the excess of acquisition costs over the fair value of the net assets of acquired businesses and has been amortized through 2001 on a straight-line basis over its estimated life, which was generally 40 years. Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS 142") which eliminated the annual amortization of goodwill. For further information, see Note B.

Regulatory Accounting: The utility energy segment accounts for its regulated operations in accordance with Statement of Financial Accounting Standards No. 71, Accounting for the Effects of Certain Types of Regulation. This statement sets forth the application of generally accepted accounting principles to those companies whose rates are determined by an independent third-party regulator. The economic effects of regulation can result in regulated companies recording costs that have been or are expected to be allowed in the ratemaking process in a period different from the period in which the costs would be charged to expense by an unregulated enterprise. When this occurs, costs are deferred as assets in the balance sheet (regulatory assets) and recorded as expenses in the periods when those same amounts are reflected in rates. Additionally, regulators can impose liabilities upon a regulated company for amounts previously collected from customers and for amounts that are expected to be refunded to customers (regulatory liabilities). As of December 31, 2002, the Company had approximately $24.0 million of regulatory assets that were not earning a return. All regulatory assets have been deferred pursuant to specific rate orders, or by a generic order issued by the Company's primary regulator. Regulatory assets are expected to be recovered in rates no longer than 20 years.

Deferred regulatory assets and liabilities at December 31 consist of:

Deferred Regulatory Assets and Liabilities	2002	2001
	(Millions of Dollars)	
Deferred Regulatory Assets		
Unrecognized pension costs (See Note N)	$288.5	$ —
Deferred income tax related (See Note F)	139.6	144.4
Deferred transmission costs	62.5	22.3
Other plant related—capital lease (See Note J)	47.2	39.0
Environmental costs	46.9	43.9
Postretirement benefit costs	25.6	28.4
Department of Energy assessments	13.3	15.9
Lightweight aggregate plant	12.2	16.8
Bad debt costs	7.0	(0.7)
Other, net	7.8	14.9
Total Deferred Regulatory Assets	$650.6	$324.9
Deferred Regulatory Liabilities		
Deferred pension—income	$139.6	$150.9
Deferred income tax related (See Note F)	134.5	132.3
NOx escrow	11.9	8.6
Other, net	41.2	36.3
Total Deferred Regulatory Liabilities	$327.2	$328.1

As of December 31, 2002, the Company recorded a minimum pension liability of $113.5 million to reflect the funded status of its pension plans. The Company has concluded that substantially all of the unrecognized pension costs which arose from recording the minimum pension liability under SFAS 87 qualify as a regulatory asset. As such, as of December 31, 2002, the Company recorded a pre-tax regulatory asset totaling $288.5 million.

In connection with the WICOR acquisition, the Company recorded the funded status of Wisconsin Gas pension and postretirement medical plans at fair value. Due to the expected regulatory treatment of these items, a regulatory liability (Deferred pension—income) was also recorded and is being amortized over the average remaining service life of 15 years ending 2015.

Wisconsin Electric directs a variety of demand-side management programs to help foster energy conservation by its customers. As authorized by the PSCW, Wisconsin Electric capitalized certain conservation program costs prior to 1995. Utility rates approved by the PSCW provide for a current return on these conservation investments. Included in Investments on the Consolidated Balance

Sheet at December 31, 2002 and 2001, are conservation investments of $6.0 million and $11.6 million, respectively, which are amortized to income based upon PSCW order.

During 2000, Wisconsin Electric discontinued operation of its lightweight aggregate plant at Oak Creek Power Plant. As authorized by the PSCW, Wisconsin Electric transferred the associated remaining undepreciated plant balance of $19.7 million on December 31, 2000 to a deferred regulatory asset account, which is being amortized over the five year period ending December 31, 2005.

Derivative Financial Instruments: The Company has derivative physical and financial instruments as defined by Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"), however use of financial instruments is limited and is immaterial during the years ended December 31, 2002, 2001 and 2000. For further information, see Notes J and L.

Statement of Cash Flows: Cash and cash equivalents include marketable debt securities acquired three months or less from maturity.

Restrictions: Various financing arrangements and regulatory requirements impose certain restrictions on the ability of the principal utility subsidiaries to transfer funds to Wisconsin Energy in the form of cash dividends, loans or advances. Under Wisconsin law, Wisconsin Electric and Wisconsin Gas are prohibited from loaning funds, either directly or indirectly, to Wisconsin Energy. The Company does not believe that such restrictions will materially affect its operations.

Assets Held for Sale: Property, equipment and goodwill related to businesses held for sale are carried at the lower of cost or estimated fair value less costs to sell. As of December 31, 2002, there were no assets classified as Held for Sale. For Assets Held for Sale recorded prior to January 1, 2002, in accordance with the Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of ("SFAS 121"), the Company recorded an impairment loss on its property held for sale whenever the carrying value could not be fully recovered through the estimated cash flows including net sale proceeds. Effective December 31, 2000, the Company stopped depreciating assets classified as held for sale, which for the years ended December 31, 2002 and 2001 resulted in a reduction of depreciation expense of $0.05 and $0.05 per share, respectively. There was no similar reduction in 2000 as assets were identified as held for sale at December 31, 2000. The amount of any impairment loss to be recognized would be the excess of the asset's carrying value compared to the asset's estimated fair value. Adjustments for an impairment loss for such assets were made in each period as necessary to report these assets at the lower of carrying value or estimated fair value less costs to sell.

Investments: Investments of Witech Corporation ("Witech"), a wholly owned venture capital company, are reported at fair value with changes in fair value reported annually. Investments in other affiliated companies in which the Company does not maintain control are accounted for using the equity method.

Income Taxes: Wisconsin Energy files a consolidated Federal income tax return. As such, Wisconsin Energy allocates Federal current tax expense benefits and credits to its subsidiaries based on their separate tax computations.

Stock Options: The Company has adopted the disclosure provisions of SFAS 123, "Accounting for Stock-Based Compensation", as amended by SFAS 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of SFAS 123" (See Note H).

Nuclear Fuel Amortization: The Company leases nuclear fuel and amortizes it to fuel expense as the power is generated, generally over a period of 60 months.

B—RECENT ACCOUNTING PRONOUNCEMENTS

Business Combinations and Goodwill: The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets, effective January 1, 2002. Under SFAS 142, goodwill and other intangibles with indefinite lives are no longer subject to amortization. However, goodwill along with other intangibles are subject to new fair value-based rules for measuring impairment, and resulting write-downs, if any, are to be reflected as a change in accounting principle upon adoption and in operating expense in subsequent periods.

The Company assessed the fair value of its SFAS 142 reporting units by considering future discounted cash flows. This analysis was supplemented with a review of fair value based on public company trading multiples and merger and acquisition transaction multiples for similar companies. This evaluation utilized the information available in the circumstances, including reasonable and supportable assumptions and projections. The Company has determined that there was no impairment to the recorded goodwill balance for any of its reporting units at the date of adoption of SFAS 142. The Company has elected to perform its annual impairment test as of August 31. There was no impairment to the recorded goodwill balance as of the annual 2002 impairment test date for any of the Company's reporting units.

The adoption of SFAS 142 by Wisconsin Energy and elimination of goodwill and indefinite-lived intangible asset amortization on January 1, 2002 resulted in an increase in net income of $21.2 million for 2002.

The following table presents pro forma net income, basic earnings per share and diluted earnings per share as if SFAS 142 had been adopted at the beginning of fiscal 2000.

	2002	2001	2000
Net Income (Millions of Dollars)			
Reported Net Income	$167.0	$219.0	$154.2
Pro forma Net Income	$167.0	$240.2	$169.1
Basic earnings per share			
Reported Net Income	$ 1.45	$ 1.87	$ 1.28
Pro forma Net Income	$ 1.45	$ 2.05	$ 1.40
Diluted earnings per share			
Reported Net Income	$ 1.44	$ 1.86	$ 1.27
Pro forma Net Income	$ 1.44	$ 2.04	$ 1.39

The following table presents the details of the Company's identifiable intangible assets which are included on the consolidated balance sheets in "Other Assets".

December 31, 2002	Gross Value	Accumulated Amortization	Net Book Value
		(Millions of Dollars)	
Total amortizable intangible assets	$21.3	$6.2	$15.1
Total non-amortizable intangible assets	54.7	2.1	52.6
Total intangible assets	$76.0	$8.3	$67.7
December 31, 2001			
Total amortizable intangible assets	$21.0	$4.6	$16.4
Total non-amortizable intangible assets	54.4	2.1	52.3
Total intangible assets	$75.4	$6.7	$68.7

The amount of amortization expense included in operating income for identifiable intangibles was $1.6 million, $2.9 million and $1.8 million for 2002, 2001 and 2000, respectively. The estimated future annual intangible amortization expense for the years 2003 through 2006 is estimated to be $1.6 million per year and $1.2 million for the year 2007.

The following table presents the changes in goodwill during fiscal 2002:

Reporting Unit	Balance at Dec 31, 2001	Acquired	Adjustments (a)	Balance at Dec 31, 2002
		(Millions of Dollars)		
Utility Energy	$442.9	$—	$ —	$442.9
Non-Utility Energy (b)	53.9	—	(53.9)	—
Manufacturing	389.2	2.8	(1.8)	390.2
	$886.0	$ 2.8	$(55.7)	$833.1

(a) The adjustment for the non-utility energy reporting unit represents an impairment recorded in the first quarter of 2002 (See Note C). The adjustment for the manufacturing reporting unit includes ($2.6) million relating to the final purchase accounting calculation for an acquisition partially offset by $0.8 million of currency translation adjustments.

(b) The Non-Utility Energy balance is included in assets held for sale on the balance sheet as of December 31, 2001.

Long-Lived Assets: In August 2001, the Financial Accounting Standards Board issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which the Company adopted January 1, 2002. SFAS 144 addresses the financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. This statement supersedes SFAS 121. Under this statement, long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that their carrying value may not be recoverable from the use and eventual disposition of the asset based on the remaining useful life. The Company applied the criteria of this standard to assets previously reported as held for sale under SFAS 121 and, in accordance with SFAS 144, reclassified those assets as held and used at December 31, 2002.

Variable Interest Entities: In January 2003, the Financial Accounting Standards Board issued Interpretation 46, Consolidation of Variable Interest Entities. This standard will require an enterprise that is the primary beneficiary of a variable interest entity to consolidate that entity. The Interpretation must be applied to any existing interests in variable interest entities beginning in the third quarter of 2003. The Company does not expect to consolidate any existing interest in unconsolidated entities as a result of Interpretation 46.

Asset Retirement Obligations: In June 2001, the Financial Accounting Standards Board issued SFAS 143, Accounting for Asset Retirement Obligations. SFAS 143, which is effective January 1, 2003, requires entities to record the fair value of a legal liability for an asset retirement obligation in the period in which it is incurred. When a new liability is recorded beginning in 2003, the entity will capitalize the costs of the liability by increasing the carrying amount of the related long-lived asset. The liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The Company adopted SFAS 143 effective January 1, 2003.

The Company has completed a detailed assessment of the specific applicability and implications of SFAS 143. The scope of SFAS 143 includes primarily decommissioning costs for the Point Beach Nuclear Plant ("Point Beach"). It also applies to a smaller extent to several other utility assets including: active ash landfills, water treatment basins, removal of certain coal handling equipment and water intake facilities located on lakebed, and the dismantlement of certain hydro facilities. Other than for Point Beach, the Company's asset retirement obligations as of January 1, 2003 will not be significant.

As it relates to regulated operations, the Company believes that adoption of SFAS 143 results primarily in timing differences in the recognition of legal asset retirement costs that the Company is currently recovering in rates and will be deferring such differences under SFAS 71 (See Note A).

Prior to January 2003, the Company recorded nuclear decommissioning charges in Accumulated Depreciation. Upon adoption of SFAS 143, the Company will reverse the $550 million it had previously recorded in Accumulated Depreciation, and it will record a liability of approximately $673 million, and a net asset of approximately $30 million. The difference between amounts previously recorded and the net SFAS 143 liability will be deferred as a regulatory asset and is expected to approximate $93 million. The asset retirement obligations for active ash landfills, water treatment basins and the removal of certain coal handling equipment and water intake facilities located on lakebeds cannot be reasonably estimated due to an indeterminate life for the associated assets. The time period until retirement is unknown at the current time and therefore no liability was recorded for these obligations with the adoption of SFAS 143.

The regulated operations of the Company also collect removal costs in rates for certain assets that do not have associated legal asset retirement obligations. As of December 31, 2002, the Company estimates that it has approximately $570 million of such regulatory liabilities recorded in Accumulated Depreciation.

C—CHARGES

In the first quarter of 2002, the Company recorded a non-cash impairment charge of $141.5 million ($92.0 million after tax or $0.79 per share). The impairment charge primarily related to two non-utility energy assets previously classified as Held for Sale: the Company's Wisvest-Connecticut, LLC power plants and costs associated with a 500 megawatt power island consisting of gas turbine generators and related equipment (See Note E).

In the first quarter of 2002, the Company determined that the carrying value of these assets exceeded market values due to a significant decline in the non-regulated energy markets resulting from many factors, including lower forward electric price curves, tightening of credit to non-regulated energy companies and a soft economy. The fair value of these assets was determined based on bids received on the Wisvest-Connecticut generating plants and prices from other third party sale transactions for comparable gas turbines. This led to the impairment charge on non-utility energy assets of $0.71 per share.

In addition, the Company recorded an impairment charge of $0.08 per share related to the decline in value of a venture capital investment, whose results are included in the "Other Corporate & Reconciling Eliminations" column under the Segment Reporting information in Note P of the Notes to Consolidated Financial Statements.

In 2001, the Company recorded a non-cash charge of $0.21 per share primarily related to the decline in the value of a venture capital investment.

During the fourth quarter of 2000, the Company recorded one-time charges totaling $0.69 per diluted share. Of this, $0.33 per share related to severance and employee benefits and merger-related items. In connection with the WICOR merger and the divestiture of non-core businesses, approximately 300 employees received severance benefits under severance agreements and enhanced retirement initiatives. The Company has paid all of the anticipated expenses except approximately $0.7 million of severance benefits as of December 31, 2002. No other adjustments were made to the reserves. The Company also recorded charges totaling $0.26 per share during the fourth quarter of 2000 related to the valuation of non-core investments. The Company reviewed its non-core businesses and investments and determined that the expected future cash flows on certain investments, including real estate, international waste to energy projects and energy marketing companies would not exceed the historical costs of those investments. In addition, the Company made a contribution of $0.10 per share after tax to the Wisconsin Energy Foundation to assist it in becoming self-funding.

D—MERGERS AND ACQUISITIONS

Utility Energy Segment

WICOR, Inc.: On April 26, 2000, the Company acquired all of the outstanding common stock of WICOR, Inc. ("WICOR"), a diversified utility holding company. The purchase price included the payment of $1.2 billion of cash, the assumption of stock options and restricted shares valued at $37.1 million and the payment of $10.2 million in transaction costs. The Company also assumed approximately $267 million of existing WICOR debt. The cash purchase price of approximately $1.2 billion was funded with commercial paper borrowings, which have since been refinanced with long-term debt. The acquisition was accounted for as a purchase under Accounting Principles Board Opinion No. 16, Business Combinations ("APB 16"), and accordingly, the operating results have been included in the Company's consolidated results of operations from the date of acquisition. In accordance with APB 16, the purchase price has been allocated to assets acquired and liabilities assumed based upon an estimate of fair value at the date of acquisition while approximately $818 million was recorded as goodwill that has been amortized through December 31, 2001 based upon a 40-year estimated life. Portions of the purchase price allocation were identified by independent appraisers utilizing proven valuation procedures and techniques.

The following unaudited pro forma data summarize the results of operations for the periods indicated as if the WICOR acquisition had been completed as of the beginning of fiscal 2000.

Wisconsin Energy Corporation	2002	2001	Pro forma (a) 2000
	(Millions of Dollars, Except Per Share Amounts)		
Total Operating Revenues	$3,736.2	$3,928.5	$3,801.4
Net Income	$ 167.0	$ 219.0	$ 153.8
Earnings Per Share			
Basic	$1.45	$1.87	$1.28
Diluted	$1.44	$1.86	$1.27

(a) Pro forma assumes that the WICOR acquisition occurred on January 1, 2000, and includes estimated merger-related costs from January 2000 through April 2000.

Manufacturing Segment

During 2002, 2001 and 2000, the Company completed acquisitions of several relatively small companies. The aggregate purchase price for these transactions was approximately $17 million, $36 million and $33 million, respectively. They were financed using corporate working capital and short-term borrowings. The acquisitions were accounted for as purchases, and the acquired companies' results of operations are included in the consolidated financial statements from the acquisition date. The excess of the purchase price over the estimated fair value of the net assets of the acquired companies was approximately $2 million, $23 million and $22 million, respectively, which was recorded as goodwill and other intangibles. Due to the immaterial nature of the transactions, Wisconsin Energy has not presented pro forma financial information.

E—ASSET SALES AND DIVESTITURES

During 2000, the Company's management announced a strategy, which, among other things, identified the divestiture of non-core investments. These assets primarily related to non-utility energy investments and real estate.

In October 2000, the Company closed on the sale of its interest in SkyGen Energy Holdings, LLC., which resulted in cash proceeds totaling approximately $332 million (including approximately $112 million for the repayment of certain advances, short-term notes receivable and interest) and an after tax gain of $54.6 million or $0.45 per share.

During the second quarter of 2001, the Company sold FieldTech, Inc. and Wisvest's interest in Blythe Energy, LLC, an independent power production project in the state of California, in separate transactions. Wisconsin Energy realized after-tax gains of approximately $16.5 million or $0.14 per share as a result of the sales of FieldTech and Blythe.

On December 6, 2002, Wisvest completed the sale of Wisvest-Connecticut to Public Service Enterprise Group. Wisvest had recognized an impairment charge in the first quarter of 2002 to reduce the carrying amount of the entity to the estimated fair market value of the entity.

Effective January 1, 2001, Wisconsin Electric and Edison Sault transferred electric utility transmission system assets with a net book value of approximately $254.9 million to American Transmission Company LLC ("ATC") in exchange for an equity interest in this new company. No gain or loss was recorded in this transaction. During 2001, ATC issued debt and distributed $119.8 million of cash back to Wisconsin Electric and Edison Sault as a partial return of the original equity contribution. As of December 31, 2002, the Company had an equity interest of approximately 42.5% in ATC through Wisconsin Electric and Edison Sault. Wisconsin Energy is represented by one out of fourteen board members, each of which has one vote. Due to the voting requirements, no individual member has more than 8% of the voting control. The Company accounts for its investment under the equity method.

As of December 31, 2002, the Company had approximately $300.0 million of non-utility energy assets, excluding W.E. Power. Based upon projections of the expected undiscounted cash flows from these assets, the Company has concluded that it will recover its costs. However, the values that could be realized if the Company immediately disposed of certain assets are believed to be less than their carrying amounts.

F—INCOME TAXES

The Company follows the liability method in accounting for income taxes as prescribed by Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS 109"). SFAS 109 requires the recording of deferred assets and liabilities to recognize the expected future tax consequences of events that have been reflected in the Company's financial statements or tax returns and the adjustment of deferred tax balances to reflect tax rate changes. Tax credits associated with regulated operations are deferred and amortized over the life of the assets.

The following table is a summary of income tax expense for each of the years ended December 31:

Income Tax Expense	2002	2001	2000
	(Millions of Dollars)		
Current tax expense	$153.0	$163.2	$120.2
Deferred income taxes, net	(42.4)	(7.8)	10.3
Investment tax credit, net	(4.9)	(5.0)	(4.6)
Total Income Tax Expense	$105.7	$150.4	$125.9

The provision for income taxes for each of the years ended December 31 differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to income before income taxes and preferred dividend as a result of the following:

Income Tax Expense	2002		2001		2000	
	Amount	Effective Tax Rate	Amount	Effective Tax Rate	Amount	Effective Tax Rate
			(Millions of Dollars)			
Expected tax at statutory federal tax rates	$ 96.5	35.0%	$125.6	35.0%	$ 98.5	35.0%
State income taxes net of federal tax benefit	22.4	8.1%	26.3	7.3%	20.7	7.4%
Unrealized capital loss	—	—	—	—	7.5	2.7%
Investment tax credit restored	(4.9)	(1.8%)	(5.0)	(1.4%)	(4.6)	(1.6%)
Amortization of goodwill	—	—	6.6	1.8%	4.2	1.5%
Historical rehabilitation credit	(6.0)	(2.2%)	—	—	—	—
Other, net	(2.3)	(0.3%)	(3.1)	(0.8%)	(0.4)	(0.1%)
Total Income Tax Expense	$105.7	38.8%	$150.4	41.9%	$125.9	44.9%

The components of SFAS 109 deferred income taxes classified as net current assets and net long-term liabilities at December 31 are as follows:

Deferred Income Taxes	Current Assets (Liabilities)		Long-Term Liabilities (Assets)	
	2002	2001	2002	2001
		(Millions of Dollars)		
Property-related	$ —	$ —	$691.9	$673.9
Construction advances	—	—	(75.7)	(70.9)
Decommissioning trust	—	—	(59.0)	(55.0)
Contested liability payment	(2.4)	(44.5)	—	—
Recoverable gas costs	3.7	(0.4)	—	—
Uncollectible account expense	17.7	11.7	—	—
Employee benefits and compensation	16.6	16.7	(0.2)	1.2
Asset impairment charge	10.8	10.8	—	—
Other	12.7	14.4	11.0	(2.0)
Total Deferred Income Taxes	$59.1	$ 8.7	$568.0	$547.2

Wisconsin Electric, Wisconsin Gas and Edison Sault have also recorded deferred regulatory assets and liabilities representing the future expected impact of deferred taxes on utility revenues (see Note A). As of December 31, 2002 and 2001, the Company had not recorded $24.0 million and $12.0 million of tax benefits primarily related to state loss carryforwards due to the uncertainty of the ability to benefit from these losses in the future. Such loss carrryforwards begin to expire in 2006.

G—NUCLEAR OPERATIONS

Point Beach Nuclear Plant: Wisconsin Electric owns two 510-megawatt electric generating units at Point Beach Nuclear Plant ("Point Beach") in Two Rivers, Wisconsin. Point Beach is operated by Nuclear Management Company, a company that, as of December 31, 2002, provides services to nine nuclear generating units in the Midwest. Nuclear Management Company is owned by the Company and the affiliates of four other unaffiliated investor-owned utilities in the region. Wisconsin Electric currently expects the two units at Point Beach to operate to the end of their operating licenses, which expire in October 2010 for Unit 1 and in March 2013 for Unit 2.

Nuclear Insurance: The Price-Anderson Act, as amended and extended to August 1, 2002, currently limits the total public liability for damages arising from a nuclear incident at a nuclear power plant to approximately $9.4 billion, of which $200 million is covered by liability insurance purchased from private sources. The remaining $9.2 billion is covered by an industry retrospective loss sharing plan whereby in the event of a nuclear incident resulting in damages exceeding the private insurance coverage, each owner of a nuclear plant would be assessed a deferred premium of up to $88.1 million per reactor (Wisconsin Electric owns two) with a limit of $10 million per reactor within one calendar year. As the owner of Point Beach, Wisconsin Electric would be obligated to pay its proportionate share of any such assessment.

Wisconsin Electric, through its membership in Nuclear Electric Insurance Limited ("NEIL"), carries decontamination, property damage and decommissioning shortfall insurance covering losses of up to $1.5 billion at Point Beach. Under policies issued by NEIL, the insured member is liable for a retrospective premium adjustment in the event of catastrophic losses exceeding the full financial resources of NEIL. Wisconsin Electric's maximum retrospective liability under its policies is $13.2 million.

Wisconsin Electric also maintains insurance with NEIL covering business interruption and extra expenses during any prolonged accidental outage at Point Beach, where such outage is caused by accidental property damage from radioactive contamination or other risks of direct physical loss. Wisconsin Electric's maximum retrospective liability under this policy is $10.5 million.

It should not be assumed that, in the event of a major nuclear incident, any insurance or statutory limitation of liability would protect Wisconsin Electric from material adverse impact.

Nuclear Decommissioning: Nuclear decommissioning costs are accrued over the expected service lives of the nuclear generating units and are included in electric rates. Decommissioning expense was $17.6 million for each of the years ended 2002, 2001 and 2000. As of December 31, 2002, and 2001, the Company had the following Nuclear Decommissioning Trust Fund balance, stated at fair value, which is equal to the accrued decommissioning liability balance included in accumulated depreciation.

	2002	2001
	(Millions of Dollars)	
Funding and Realized Earnings	$458.6	$434.8
Unrealized Gains	91.4	154.8
Total	$550.0	$589.6

In accordance with Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, Wisconsin Electric's debt and equity security investments in the Nuclear Decommissioning Trust Fund are classified as available for sale. Gains and losses on the fund were determined on the basis of specific identification; net unrealized holding gains on the fund were recorded as part of the fund and as part of accumulated depreciation.

The Company records decommissioning expense in amounts equal to the amounts collected in rates and funded to the external trusts. As of December 31, 2002 and 2001, the Company had accumulated provisions for decommissioning expense of $550.0 million and $589.6 million, respectively. Such amounts were included on the consolidated balance sheets under Accumulated Depreciation.

Beginning January 1, 2003, the Company adopted SFAS 143 Accounting for Asset Retirement Obligations. Under SFAS 143, the Company recorded a liability on its balance sheet for the net present value of the expected cash flows associated with the Company's legal obligation to decommission its nuclear plants. The Company estimates that this liability was approximately $673 million as of January 1, 2003. Under SFAS 71, Accounting for the Effects of Certain Types of Regulation, the Company recorded a regulatory asset for the amounts that the Asset Retirement Obligation liability exceeded amounts collected in rates. The Company estimates that this regulatory asset was approximately $93 million as of January 1, 2003. In the future, if the SFAS 143 liability is less than the amounts funded, then the Company would expect to record a regulatory liability for the difference based on the expected rate treatment from its primary regulator.

The asset retirement liability as calculated under SFAS 143 is based on several significant assumptions including the timing of future cash flows, future inflation rates, the extent of work that is performed and the interest rate to discount the future cash flows. These assumptions differ significantly from the assumptions used by the PSCW to calculate the nuclear decommissioning liability for funding purposes. Under SFAS 143, the Company estimated an 85% probability of plant relicensing based strictly on industry averages. The Company has not made a decision to apply for relicensing.

In 2002, the Company engaged a consultant to perform a site specific study for regulatory funding purposes. This study assumed that the plants would not run past their current operating licenses of 2010 and 2013, respectively, and the study made several assumptions as to the scope of work. The study also estimated the liability for fuel management costs, and non-nuclear demolition costs. These costs are excluded from the calculation of the SFAS 143 liability. The 2002 site specific study estimated that the cost to decommission the plant in 2002 year dollars was approximately $1,072 million.

The following table reconciles the regulatory funding liability with the anticipated SFAS 143 liability as of January 1, 2003:

	(Millions of Dollars)
SFAS 143 liability	$ 673
Costs included in regulatory funding	
Fuel management costs	151
Non-nuclear demolition	88
Timing of future cash flows	160
Total regulatory funding liability	$1,072

The ultimate timing and amount of future cash flows associated with nuclear decommissioning is dependent upon many significant variables including the scope of work involved, the ability to relicense the plants, future inflation rates and discount rates. However, based on the current plant licenses, the Company does not expect to make any nuclear decommissioning expenditures in excess of $1.0 million before the year 2009.

Decontamination and Decommissioning Fund: The Energy Policy Act of 1992 established a Uranium Enrichment Decontamination and Decommissioning Fund ("D&D Fund") for the United States Department of Energy's nuclear fuel enrichment facilities. Deposits to the D&D Fund are derived in part from special assessments on utilities using enrichment services. As of December 31, 2002, Wisconsin Electric recorded its remaining estimated liability equal to projected special assessments of $10.7 million. A deferred regulatory asset is detailed in Note A. The deferred regulatory asset will be amortized to nuclear fuel expense and included in utility rates over the next five years ending in 2007.

H—COMMON EQUITY

During 2000, the Board of Directors approved a common stock repurchase plan which authorized the Company to purchase up to $400 million of its shares of common stock in the open market over the following 24 months. Through December 31, 2002 Wisconsin Energy purchased approximately 13.1 million shares of common stock for $286.7 million. In December 2002 the plan was extended to December 31, 2004. The Company retires the stock that is purchased.

Wisconsin Energy issued approximately 2.7 million new shares of common stock each year during 2002 and 2001. These shares were primarily issued through employee benefit plans and the dividend reinvestment plan. Proceeds totaled approximately $52.6 million during 2002 and $51.6 million during 2001.

In September 2000, the Board of Directors authorized a quarterly cash dividend on its common stock, payable December 1, 2000, of $0.20 per share ($0.80 on an annualized basis), which was reduced from prior quarterly dividends paid during 2000 of $0.39 per common share (or $1.56 on an annualized basis).

Stock Option Plans and Restricted Stock: The 1993 Omnibus Stock Incentive Plan ("OSIP"), as approved by stockholders in 1994 and amended by the Board of Directors in 1998 and again amended in 2001, which amendments were approved by stockholders at the 2001 annual meeting, enables the Company to provide a long-term incentive, through equity interests in Wisconsin Energy, to outside directors, selected officers and key employees of the Company and its subsidiaries. In May 2001, the OSIP was amended to increase the number of shares reserved for issuance from 4.0 million to 20.0 million and to extend the expiration date to 2011.

The OSIP provides for the granting of stock options, stock appreciation rights, stock awards and performance units during the ten-year extension of the plan. Awards may be paid in common stock, cash or a combination thereof. No stock appreciation rights have been granted to date.

In addition, the table below reflects the Company's assumption of former WICOR options to purchase shares of WICOR common stock, which were converted into options to purchase shares of the Company's common stock on the same terms and conditions as were applicable under such WICOR options.

The exercise price of a stock option under the OSIP is to be no less than 100% of the common stock's fair market value on the grant date and options may not be exercised within six months of the grant date except in the event of a change in control. The following is a summary of the Company's stock options issued through December 31, 2002.

Stock Options	2002 Number of Options	2002 Weighted-Average Exercise Price	2001 Number of Options	2001 Weighted-Average Exercise Price	2000 Number of Options	2000 Weighted-Average Exercise Price
Outstanding at January 1	7,135,463	$19.16	6,216,835	$17.81	1,234,700	$28.11
Granted	2,465,815	$22.88	2,168,825	$20.94	1,198,211	$19.95
Conversion of WICOR options	—	—	—	—	4,571,345	$13.71
Exercised	(1,284,500)	$13.47	(990,136)	$13.36	(735,948)	$12.49
Forfeited	(9,588)	$24.38	(260,061)	$23.81	(51,473)	$25.86
Outstanding at December 31	8,307,190	$21.21	7,135,463	$19.16	6,216,835	$17.81
Exercisable at December 31	4,267,604	$20.56	3,724,398	$17.45	4,647,406	$16.08

As of December 31, 2002, 463,450 of the outstanding options have "cliff vesting" terms and are exercisable four years after the grant date, while 6,109,351 of the options vest on a straight-line "graded" basis over a four-year period from the grant date and 130,000 of the options vest on a straight-line "graded" basis over a three-year period from the grant date. All outstanding options expire no later than eleven years from the date of grant. On January 2, 2003, the Board of Directors granted 2,151,679 stock options to officers and key employees of the Company with an exercise price of $25.41 per option.

The following table summarizes information about stock options outstanding at December 31, 2002:

Range of Exercise Prices	Options Outstanding Number	Options Outstanding Average Exercise Price	Options Outstanding Life (years)	Options Exercisable Number	Options Exercisable Average Exercise Price
$8.79 to $15.55	1,108,005	$12.82	4.6	1,108,005	$12.82
$19.50 to $20.39	2,678,287	$20.11	7.6	1,257,520	$19.99
$21.51 to $23.05	3,256,143	$22.41	8.8	871,145	$22.20
$25.19 to $30.88	1,264,755	$27.80	5.4	1,030,934	$28.16
	8,307,190	$21.21	7.3	4,267,604	$20.56

The Company applies APB 25 and related interpretations in accounting for its stock option plans and has adopted the disclosure-only provisions of SFAS 123, as amended by SFAS 148. The fair value of options at date of grant was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2002	2001	2000
Risk free interest rate	5.6%	5.5%	6.4%
Dividend yield	3.5%	3.8%	4.0%
Expected volatility	25.5%	23.5%	21.0%
Expected life (years)	10	10	10
Pro forma weighted average fair value of the Company's stock options granted	$ 6.25	$ 5.04	$ 4.73

Had the Company expensed the 2002, 2001 and 2000 grants for stock-based compensation plans under SFAS 123, the Company's diluted earnings would have been reduced by $0.05, $0.03 and $0.01 per share, respectively.

	2002	2001	2000
	(Millions of Dollars, Except Per Share Amounts)		
Net Income			
As reported	$167.0	$219.0	$154.2
Pro forma	$162.0	$216.2	$153.0
Basic Earnings Per Common Share			
As reported	$ 1.45	$ 1.87	$ 1.28
Pro forma	$ 1.40	$ 1.85	$ 1.27
Diluted Earnings Per Common Share			
As reported	$ 1.44	$ 1.86	$ 1.27
Pro forma	$ 1.39	$ 1.83	$ 1.26

The Company has granted restricted shares of common stock to certain key employees. The following restricted stock activity occurred during 2002, 2001 and 2000:

Restricted Shares	2002		2001		2000	
	Number of Shares	Weighted-Average Market Price	Number of Shares	Weighted-Average Market Price	Number of Shares	Weighted-Average Market Price
Outstanding at January 1	243,941		204,941		103,250	
Granted	—	—	77,650	$20.39	64,750	$21.12
WICOR restricted shares converted	—	—	—	—	57,745	$20.73
Released / Forfeited	(24,889)	$20.64	(38,650)	$22.54	(20,804)	$25.01
Outstanding at December 31	219,052		243,941		204,941	

Recipients of the restricted shares, who have the right to vote the shares and to receive dividends, are not required to provide consideration to the Company other than rendering service. Forfeiture provisions on the restricted stock expire 10 years after award grant subject to an accelerated expiration schedule based on the achievement of certain financial performance goals.

Under the provisions of APB 25, the market value of the restricted stock awards on the date of grant is recorded as a separate unearned compensation component of common stock equity and is then charged to expense over the vesting period of the awards. Adjustments are also made to expense for acceleration of vesting due to achievement of performance goals. Restricted stock compensation charged to expense during 2002, 2001 and 2000 was immaterial.

I—TRUST PREFERRED SECURITIES

In March 1999, WEC Capital Trust I, a Delaware business trust of which Wisconsin Energy owns all of the outstanding common securities, issued $200 million of 6.85% trust preferred securities to the public. The sole asset of WEC Capital Trust I is $206 million of 6.85% junior subordinated debentures issued by Wisconsin Energy and due March 31, 2039. The terms and interest payments on these debentures correspond to the terms and distributions on the trust preferred securities. Wisconsin Energy initially used the proceeds from the sale of its junior subordinated debentures to fund a capital contribution of approximately $105 million to Wisvest-Connecticut for the acquisition in mid-April 1999 of two fossil-fueled power plants and for repayment of short-term borrowings. WEC Capital Trust I has been consolidated into Wisconsin Energy's financial statements.

For tax purposes, Wisconsin Energy is allowed to deduct an amount equal to the distributions on the trust preferred securities. Wisconsin Energy may elect to defer interest payments on the debentures for up to 20 consecutive quarters, causing corresponding distributions on the trust preferred securities to also be deferred. In case of a deferral, interest and distributions will continue to accrue, along with quarterly compounding interest on the deferred amounts.

Wisconsin Energy may redeem all or a portion of the debentures after March 25, 2004, requiring an equal amount of trust preferred securities to be redeemed at face value plus accrued and unpaid distributions. Wisconsin Energy has entered into a limited guarantee of payment of distributions, redemption payments and payments in liquidation with respect to the trust preferred securities. This guarantee, when considered together with Wisconsin Energy's obligations under the related debentures and indenture and the applicable declaration of trust, provide a full and unconditional guarantee by Wisconsin Energy of amounts due on the outstanding trust preferred securities.

J—LONG-TERM DEBT

First Mortgage Bonds, Debentures and Notes: At December 31, 2002, the maturities and sinking fund requirements through 2007 and thereafter for the aggregate amount of long-term debt outstanding (excluding obligations under capital leases) were:

	(Millions of Dollars)
2003	$ 15.2
2004	144.3
2005	86.7
2006	756.2
2007	5.1
Thereafter	1,880.7
Total	$2,888.2

Sinking fund requirements for the years 2003 through 2007, included in the preceding table, are $12.0 million. Substantially all of Wisconsin Electric's utility plant is subject to a first mortgage lien.

Long-term debt premium or discount and expense of issuance are amortized over the lives of the debt issues and included as interest expense.

In January 2002, the Company redeemed $100 million of 8 3/8% first mortgage bonds due 2026 and $3.4 million of 9 1/8% first mortgage bonds due 2024. Early redemption of this long-term debt was financed through the issuance of short-term commercial paper.

In November 2001, Wisconsin Energy issued $300 million of intermediate-term unsecured senior debt securities in the form of 5.50% Senior Notes due December 1, 2008. Proceeds from this debt issue were added to the Company's general funds and were used to repay commercial paper borrowings.

In March 2001, Wisconsin Energy issued $1 billion of intermediate-term unsecured senior debt securities consisting of $550 million of 5.875% Senior Notes due April 1, 2006 and $450 million of 6.50% Senior Notes due April 1, 2011. Proceeds from these debt issues were added to the Company's general funds and were used to repay commercial paper borrowings related primarily to the WICOR acquisition.

In April 1999, Wisvest-Connecticut issued $210 million of nonrecourse variable rate notes to help finance the acquisition of two fossil-fueled power plants and for related working capital. Associated with issuance of this debt, Wisvest-Connecticut entered into an interest rate swap agreement to exchange fixed rate payment obligations for variable rate receipt rights without exchanging the underlying notional amounts. With a portion of the proceeds from the sale of Wisvest-Connecticut in December 2002, the Company terminated the interest rate swap and repaid all outstanding obligations under the swap and the nonrecourse variable rate notes.

Obligations Under Capital Leases: In 1997, Wisconsin Electric entered into a 25 year power purchase contract with an unaffiliated independent power producer. The contract, for 236 megawatts of firm capacity from a gas-fired cogeneration facility, includes no minimum energy requirements. When the contract expires in 2022, Wisconsin Electric may, at its option and with proper notice, renew for another ten years or purchase the generating facility at fair value or allow the contract to expire. Wisconsin Electric accounts for this contract as a capital lease. The leased facility and corresponding obligation under capital lease were recorded at the estimated fair value of the plant's electric generating facilities. The leased facility is being amortized on a straight-line basis over the original 25-year term of the contract.

The long-term power purchase contract is treated as an operating lease for rate-making purposes and the minimum lease payments are recorded as purchased power expense on the Consolidated Income Statements. Such payments totaled $22.3 million, $21.5 million and $21.0 million during 2002, 2001 and 2000, respectively. As a result, the difference between the minimum lease payments and the sum of the imputed interest and amortization costs under capital lease accounting are recorded as a deferred regulatory asset—other property related—capital lease (see Note A). Due to the timing of the minimum lease payments, Wisconsin Electric expects the regulatory asset to increase to approximately $78.5 million by the year 2009 and the total obligation under capital lease to increase to $160.2 million by the year 2005 before each is reduced over the remaining life of the contract.

Wisconsin Electric has a nuclear fuel leasing arrangement with Wisconsin Electric Fuel Trust ("Trust") which is treated as a capital lease. The nuclear fuel is leased and amortized to fuel expense as the power is generated, generally over a period of 60 months. Lease payments include charges for the cost of fuel burned, financing costs and management fees. In the event Wisconsin Electric or the Trust terminates the lease, the Trust would recover its unamortized cost of nuclear fuel from Wisconsin Electric. Under the lease terms, Wisconsin Electric is in effect the ultimate guarantor of the Trust's commercial paper and line of credit borrowings financing the investment in nuclear fuel. Interest expense on the nuclear fuel lease, included in fuel expense, was $1.9 million, $3.3 million and $3.9 million during 2002, 2001 and 2000, respectively.

Following is a summary of Wisconsin Electric's capitalized leased facilities and nuclear fuel at December 31.

Capital Lease Assets	2002	2001
	(Millions of Dollars)	
Leased Facilities		
Long-term purchase power commitment	$140.3	$140.3
Accumulated amortization	(30.0)	(24.3)
Total Leased Facilities	$110.3	$116.0
Nuclear Fuel		
Under capital lease	$118.4	$127.5
Accumulated amortization	(63.7)	(80.0)
In process/stock	8.5	26.1
Total Nuclear Fuel	$ 63.2	$ 73.6

Future minimum lease payments under the capital leases and the present value of the net minimum lease payments as of December 31, 2002 are as follows:

Capital Lease Obligations	Purchase Power Commitment	Nuclear Fuel Lease	Total
	(Millions of Dollars)		
2003	$ 28.0	$ 28.1	$ 56.1
2004	29.0	17.9	46.9
2005	30.1	12.9	43.0
2006	31.2	5.2	36.4
2007	32.4	2.3	34.7
Thereafter	437.5	—	437.5
Total Minimum Lease Payments	588.2	66.4	654.6
Less: Estimated Executory Costs	(123.1)	—	(123.1)
Net Minimum Lease Payments	465.1	66.4	531.5
Less: Interest	(307.6)	(5.7)	(313.3)
Present Value of Net Minimum Lease Payments	157.5	60.7	218.2
Less: Due Currently	—	(25.1)	(25.1)
	$ 157.5	$ 35.6	$ 193.1

K—SHORT-TERM DEBT

Short-term notes payable balances and their corresponding weighted-average interest rates at December 31 consist of:

Short-Term Debt	2002 Balance	2002 Interest Rate	2001 Balance	2001 Interest Rate
	(Millions of Dollars)			
Banks				
Domestic subsidiaries	$ 50.0	1.29%	$ 50.0	1.90%
Foreign subsidiaries	24.5	3.71%	12.2	3.93%
Commercial paper	878.6	1.46%	709.0	2.08%
Commercial paper classified as long-term debt (Note J)	—	—	(220.8)	2.13%
	$953.1	1.51%	$ 550.4	2.09%

On December 31, 2002, Wisconsin Energy had approximately $1.2 billion of available unused lines of bank back-up credit facilities on a consolidated basis. The Company had approximately $1.0 billion of total consolidated short-term debt outstanding on such date.

Wisconsin Energy, Wisconsin Electric and Wisconsin Gas have entered into various bank back-up credit agreements to maintain short-term credit liquidity which, among other terms, require the companies to maintain a minimum total funded debt to capitalization ratio of less than 70%, 65% and 65%, respectively.

L—DERIVATIVE INSTRUMENTS

The Company follows SFAS 133, which requires that every derivative instrument be recorded on the balance sheet as an asset or liability measured at its fair value and that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met.

Wisvest-Connecticut, formerly a wholly-owned subsidiary of Wisvest, which was sold December 6, 2002 had fuel oil contracts utilized to mitigate the commodity risk associated with generation costs. These contracts were defined as derivatives under SFAS 133 and did not qualify or were not designated for hedge accounting treatment. For the year ended December 31, 2002, the Company recorded non-cash, after tax income of $12.7 million or $0.11 per share to reflect the changes in fuel oil prices during the year and the settlement of transactions.

At adoption in January 2001, SFAS 133 required that the difference between the fair value of derivative instruments recorded on the balance sheet and the previous carrying amount of those derivatives be reported in Net Income or Accumulated Other Comprehensive Income, as appropriate as a cumulative effect of a change in accounting principle. The adoption of SFAS 133 by Wisconsin Energy, related to the Wisvest-Connecticut fuel oil contracts, resulted in an increase in net income of $10.5 million or $0.09 per share reported as a cumulative effect of a change in accounting principle. Subsequently the Company recorded during 2001 a non-cash, after tax charge of $22.4 million or $0.20 per share to reflect the change in oil prices and the settlement of transactions during the year. Net SFAS 133 charges for 2001 were $11.9 million or $0.11 per share.

Wisconsin Energy has a limited number of other financial and physical commodity contracts that are defined as derivatives under SFAS 133 and that qualify for cash flow hedge accounting. These cash flow hedging instruments are comprised of gas futures and basis swap contracts utilized to manage the cost of gas. The adoption of SFAS 133 on January 1, 2001 required the fair market values of these derivative instruments to be recorded as assets and liabilities on the balance sheet and as a cumulative effect of a change in accounting principle in Accumulated Other Comprehensive Income. The impact of this transition as of January 1, 2001 was a $2.1 million reduction in Accumulated Other Comprehensive Income which was reclassified into earnings during 2001.

Changes in the fair market values of these cash flow hedging instruments, to the extent that the hedges are effective at mitigating the underlying commodity risk, are recorded in Accumulated Other Comprehensive Income. At the date the underlying transaction occurs, the amounts in Accumulated Other Comprehensive Income will be reported in earnings. The ineffective portion of the derivative's change in fair value will be recorded as a regulatory asset or liability immediately as these transactions are part of the purchased gas adjustment.

For the years ended December 31, 2002 and 2001 the amount of hedge ineffectiveness was immaterial. Wisconsin Energy did not exclude any components of derivative gains or losses from the assessment of hedge effectiveness. The maximum length of time over which Wisconsin Energy is hedging its exposure to the variability in future cash flows of forecasted transactions as of December 31, 2002 was seven months and as of December 31, 2001 was ten months. Wisconsin Energy estimates that losses of $1.4 million will be reclassified from Accumulated Other Comprehensive Income into earnings during the first seven months of 2003 as the hedged transactions affect earnings.

During 2001, Wisconsin Energy settled several treasury lock agreements entered into to mitigate the interest rate risk associated with the issuance of $1 billion of intermediate-term unsecured senior notes in March 2001. Because these agreements qualified for cash flow hedge accounting treatment under SFAS 133, the payment made upon settlement of these agreements is deferred in Accumulated Other Comprehensive Income and is being amortized as an increase to interest expense over the same period in which the interest cost on the debt issuance is recognized in income. For the year ended December 31, 2002, $0.7 million was reclassified to interest expense and Wisconsin Energy estimates that during the next twelve months, $0.8 million will be reclassified from Accumulated Other Comprehensive Income as a reduction in earnings. For the year ended December 31, 2001, $0.5 million was reclassified to interest expense.

On September 24, 2002, Wisconsin Energy entered into a treasury lock agreement in order to mitigate its interest rate risk associated with the anticipated issuance of fixed rate debt. The treasury lock agreement locked in the underlying Treasury yield for $100 million of an anticipated $200 million debt issuance expected by the end of the first quarter of 2003. As this agreement qualifies for cash flow hedge accounting treatment under SFAS 133, future changes in the fair market value of the agreement will be recorded as an asset or liability on the balance sheet and in Accumulated Other Comprehensive Income. Upon settlement of the agreement, any gain or loss will be deferred in Accumulated Other Comprehensive Income and will be amortized to interest expense over the same period in which the interest cost on the debt issuance is recognized in income. As of December 31, 2002, the maximum length of time over which Wisconsin Energy is hedging its exposure to the variability in future cash flows of forecasted transactions is two months. Wisconsin Energy estimates that after tax gains of 0.04 million will be reclassified from Accumulated Other Comprehensive Income to interest expense during the next twelve months.

During the third quarter of 2002, Wisconsin Energy's regulated electric operations received approval from the PSCW to establish regulatory asset and liabilities in accordance with SFAS 71 to offset the effects of fair market value accounting for any electric-related contracts that qualify as derivatives under SFAS 133.

M—FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount and estimated fair value of certain of Wisconsin Energy's recorded financial instruments at December 31 are as follows:

	2002		2001	
Financial Instruments	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Millions of Dollars)			
Nuclear decommissioning trust fund	$ 550.0	$ 550.0	$ 589.6	$ 589.6
Preferred stock, no redemption required	$ 30.4	$ 17.5	$ 30.4	$ 16.7
Trust preferred securities	$ 200.0	$ 201.0	$ 200.0	$ 189.6
Long-term debt including current portion	$2,888.2	$3,042.3	$3,552.6	$3,605.9

The carrying value of cash and cash equivalents, net accounts receivable, accounts payable and short-term borrowings approximates fair value due to the short term nature of these instruments. The nuclear decommissioning trust fund is carried at fair value as reported by the trustee (see Note G). The fair values of Wisconsin Energy's preferred stock and trust preferred securities (see Note I) are estimated based upon the quoted market value for the same or similar issues. The fair value of Wisconsin Energy's long-term debt, including the current portion of long-term debt but excluding capitalized leases, is estimated based upon quoted market value for the same or similar issues or upon the quoted market prices of U.S. Treasury issues having a similar term to maturity, adjusted for the issuing company's bond rating and the present value of future cash flows. The fair values of gas commodity instruments and the treasury rate lock are equal to their carrying values as of December 31, 2002.

N—BENEFITS

Pensions and Other Postretirement Benefits: The Company provides defined benefit pension and other postretirement benefit plans to employees. The status of these plans, including a reconciliation of qualified and unqualified benefit obligations, a reconciliation of plan assets and the funded status of the plans follows.

Status of Benefit Plans	Pension Benefits		Other Postretirement Benefits	
	2002	2001	2002	2001
	(Millions of Dollars)			
Change in Benefit Obligation				
Benefit Obligation at January 1	$1,035.8	$ 998.5	$ 279.9	$ 244.7
Service cost	23.6	23.9	8.2	6.8
Interest cost	73.0	73.7	21.1	18.7
Plan participants' contributions	—	—	7.4	6.0
Plan amendments	(1.2)	0.2	2.3	—
Actuarial loss	38.4	20.5	54.6	25.5
Acquisitions/divestitures	(20.3)	—	(1.9)	—
Benefits paid	(69.9)	(81.0)	(23.3)	(21.8)
Benefit Obligation at December 31	$1,079.4	$1,035.8	$ 348.3	$ 279.9
Change in Plan Assets				
Fair Value at January 1	$1,062.7	$1,224.8	$ 148.8	$ 149.8
Actual (loss) on plan assets	(127.5)	(83.4)	(11.1)	(0.9)
Employer contributions	7.9	2.3	17.2	15.7
Plan participants' contributions	—	—	7.4	6.0
Acquisitions/divestitures	(12.0)	—	(1.2)	—
Benefits paid	(69.9)	(81.0)	(23.3)	(21.8)
Fair Value at December 31	$ 861.2	$1,062.7	$ 137.8	$ 148.8
Funded Status of Plans				
Funded status at December 31	$ (218.1)	$ 26.9	$(210.4)	$(131.1)
Unrecognized				
Net actuarial loss (gain)	402.6	142.2	136.8	63.6
Prior service cost	22.9	27.3	2.4	0.3
Net transition (asset) obligation	(4.6)	(6.9)	15.8	17.4
Net Asset (Accrued Benefit Cost)	$ 202.8	$ 189.5	$ (55.4)	$ (49.8)
Amounts recognized in the Balance Sheet consist of:				
Prepaid benefit cost	$ 43.4	$ 229.9	$ 49.7	$ 47.5
Accrued benefit cost	(38.9)	(40.4)	(105.1)	(97.3)
Minimum liability	(113.5)	—	—	—
Intangible asset	23.3	—	—	—
Regulatory asset (See Note A)	288.5	—	—	—
Net amount recognized at end of year	$ 202.8	$ 189.5	$ (55.4)	$ (49.8)

The components of net periodic pension and other postretirement benefit costs as well as the weighted-average assumptions used in accounting for the plans include the following:

Benefit Plan Cost Components	Pension Benefits			Other Postretirement Benefits		
	2002	2001	2000	2002	2001	2000
	(Millions of Dollars)					
Net Periodic Benefit Cost (Income)						
Service cost	$ 23.6	$ 23.9	$ 17.7	$ 8.2	$ 6.8	$ 4.7
Interest cost	73.0	73.7	67.2	21.1	18.7	18.0
Expected return on plan assets	(101.1)	(105.0)	(89.0)	(12.6)	(13.0)	(11.3)
Amortization of:						
Transition (asset) obligation	(2.3)	(2.3)	(2.3)	1.6	1.6	4.6
Prior service cost	3.4	3.5	3.9	0.2	0.1	0.1
Actuarial loss (gain)	3.5	1.1	0.6	4.7	1.5	(0.2)
Terminations/curtailment	—	—	1.2	—	—	8.8
Net Periodic Benefit Cost (Income)	$ 0.1	$ (5.1)	$ (0.7)	$ 23.2	$ 15.7	$ 24.7
Weighted-Average Assumptions						
Discount rate	6.75	7.25	7.5	6.75	7.25	7.5
Expected return on plan assets	9.0	9.0	9.0	9.0	9.0	9.0
Rate of compensation increase	4.0 to 5.0	4.0 to 5.0	3.0 to 5.0	4.0 to 5.0	4.0 to 5.0	3.0 to 5.0

Pension Plans: As of December 31, 2002, approximately 71% of plan assets are invested in equity securities, and the balance of plan assets are invested in corporate and government bonds and real estate. In the opinion of the Company, current pension trust assets and amounts which are expected to be paid to the trusts in the future will be adequate to meet pension payment obligations to current and future retirees.

Open window benefits were offered in 2000 to certain participants in the Wisconsin Electric Retirement Account Plan and Wisconsin Gas Pension Plan for Non-Union Employees. This benefit enhancement resulted in a one-time FAS 88 cost of $1.2 million.

Other Postretirement Benefits Plans: The Company uses Employees' Benefit Trusts to fund a major portion of other postretirement benefits. The majority of the trusts' assets are mutual funds or commingled indexed funds.

Effective January 1, 1992, postretirement benefit costs have been calculated in accordance with FAS 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, and are recoverable from the utility customers of Wisconsin Electric, Wisconsin Gas and Edison Sault. Wisconsin Gas and Edison Sault have recorded deferred regulatory assets, which are being amortized over a twenty-year period effective January 1, 1992, for the cumulative difference between the amounts funded and SFAS 106 postretirement expenses through January 1, 1992.

In 2000, the benefit attribution period was modified for the Wisconsin Electric Postretirement medical plans to equal the 10 years of service following the later of age at hire or age 45. This change resulted in a "negative" plan amendment and a "plan curtailment".

The assumed health care cost trend rate for 2003 is at 10% for all plan participants decreasing gradually to 5% in 2008 and thereafter. Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans.

A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1% Increase	1% Decrease
	(Millions of Dollars)	
Effect on		
Postretirement benefit obligation	$25.4	$(22.8)
Total of service and interest cost components	$ 2.8	$ (2.5)

Savings Plans: Certain operating subsidiaries of the Company sponsor savings plans which allow employees to contribute a portion of their pretax and/or after tax income in accordance with plan-specified guidelines. Matching contributions under these plans charged to expense amounted to $11.3 million, $11.5 million and $11.2 million during 2002, 2001 and 2000, respectively.

O—GUARANTEES

Wisconsin Energy and certain subsidiaries enter into various guarantees to provide financial and performance assurance to third parties on behalf of affiliates. As of December 31, 2002 Wisconsin Energy and subsidiaries had the following guarantees:

	Maximum Potential Future Payments	Outstanding at Dec. 31, 2002	Liability Recorded at Dec. 31, 2002
Wisconsin Energy Guarantees (a)			
Nonutility Energy	$ 60.0	$ 60.0	$—
Joint venture (Energy Affiliates)	59.9	44.8	—
Other	2.0	2.0	—
Wisconsin Electric Guarantees (a)	274.9	—	—
Subsidiary Guarantees (a)	13.3	13.3	—
Total	$410.1	$120.1	$—

(a) None of the guarantees have been recorded as a liability at December 31, 2002.

Wisconsin Energy has provided a $60 million guarantee for WICOR's one-third several interest in the Guardian Pipeline project, which went into commercial operation in December 2002. Wisconsin Energy's expects to be released from this guarantee during the second quarter of 2003.

The Wisconsin Energy guarantees issued in support of energy related affiliates are for obligations under commodity contracts and credit agreements between the affiliates and third parties. Failure of the affiliates to fulfill their obligations under the agreements would require Wisconsin Energy's performance under the guarantees. The majority of these guarantees are on-going, terminating upon prior Wisconsin Energy notice to the third party. The remaining guarantees terminate during 2003.

Other Wisconsin Energy guarantees support obligations of affiliates to third parties under loan agreements. In the event the affiliates fail to perform under the loan agreements, Wisconsin Energy would be responsible for the obligations.

Wisconsin Electric guarantees support the commercial paper and line of credit borrowings for the Wisconsin Electric Fuel Trust (See Note J). Wisconsin Electric guarantees the potential retrospective premiums that could be assessed under the Wisconsin Electric's nuclear insurance program (See Note G).

Subsidiary guarantees support loan obligations between affiliates and third parties. In the event the loan obligations are not performed, the subsidiary would be responsible for the obligations.

Postemployment benefits: Postemployment benefits provided to former or inactive employees are recognized when an event occurs. As of December 31, 2002, the Company has recorded an estimated liability, based on an accrual analysis, of $8 million.

P—SEGMENT REPORTING

Wisconsin Energy Corporation is a diversified holding company with subsidiaries in utility and non-utility businesses. Wisconsin Energy's reportable operating segments include a utility energy segment, a manufacturing segment, and a non-utility energy segment. Wisconsin Energy has organized its reportable operating segments based in part upon the regulatory environment in which its utility subsidiaries operate. In addition, the segments are managed separately because each business requires different technology and marketing strategies. The accounting policies of the reportable operating segments are the same as those described in Note A.

The utility energy segment primarily includes Wisconsin Energy's electric and natural gas utility operations. The electric utility operation engages in the generation, distribution and sale of electric energy in southeastern (including Metropolitan Milwaukee), east central and northern Wisconsin and in the Upper Peninsula of Michigan. The natural gas utility operation is responsible for the purchase, distribution and sale of natural gas to retail customers and the transportation of customer-owned natural gas throughout Wisconsin. The manufacturing segment is responsible for the manufacturing of pumps and processing equipment used to pump, control, transfer, hold and filter water and other fluids. The non-utility energy segment derives its revenues primarily from independent power production activities.

Summarized financial information concerning Wisconsin Energy's reportable operating segments for each of the years ended December 31, 2002, 2001 and 2000, is shown in the following table. Current year information is not comparable with the prior years due to the adoption of SFAS 142 (See Note B), which eliminated the amortization of goodwill, the elimination of $305 million of intercompany notes between the Utility Energy Segment and Corporate in December 2001, and a non-cash impairment charge of $141.5 million ($92.0 million after tax or $0.79 per share), primarily related to the Non-Utility Energy Segment (See

Note C). The information for 2000 is not comparable to 2002 and 2001 due to the addition of the operating results of the WICOR subsidiaries subsequent to April 26, 2000, and the allocation of merger-related costs (principally interest and goodwill amortization expense) to the operating segments. Substantially all long-lived assets and operations of the Company are domestic.

	Reportable Operating Segments			Other (a), Corporate & Reconciling Eliminations (b)	Total Consolidated
	Energy				
Year Ended	Utility	Non-Utility	Manufacturing		
			(Millions of Dollars)		
December 31, 2002					
Operating Revenues (b)	$2,852.1	$ 167.2	$685.2	$ 31.7	$3,736.2
Depreciation, Decommissioning and Amortization (c)	$ 308.3	$ 5.1	$ 2.0	$ 5.2	$ 320.6
Operating Income (Loss)	$ 562.1	$(132.0)	$ 56.2	$ (28.3)	$ 458.0
Equity in Earnings (Losses) of Unconsolidated Affiliates	$ 23.4	$ (8.5)	—	$ 8.0	$ 22.9
Net Income (Loss)	$ 295.2	$ (94.4)	$ 24.0	$ (57.8)	$ 167.0
Capital Expenditures (d)	$ 405.4	$ 92.7	$ 15.0	$ 43.7	$ 556.8
Total Assets	$6,719.5	$ 348.7	$924.5	$372.2	$8,364.9
December 31, 2001					
Operating Revenues (b)	$2,964.8	$ 337.3	$585.1	$ 41.3	$3,928.5
Depreciation, Decommissioning and Amortization (c)	$ 320.1	$ 1.7	$ 13.0	$ 7.3	$ 342.1
Operating Income (Loss)	$ 534.9	$ 36.2	$ 41.1	$ (7.3)	$ 604.9
Equity in Earnings (Losses) of Unconsolidated Affiliates	$ 23.4	$ 3.3	—	$ (0.7)	$ 26.0
Cumulative Effect of Change in Accounting Principle, Net	—	$ 10.5	—	—	$ 10.5
Net Income (Loss)	$ 274.4	$ 18.7	$ 9.7	$ (83.8)	$ 219.0
Capital Expenditures (d)	$ 428.7	$ 127.7	$ 27.1	$ 89.0	$ 672.5
Total Assets	$6,423.9	$ 649.0	$907.9	$347.9	$8,328.7
December 31, 2000					
Operating Revenues (b)	$2,556.7	$ 372.8	$382.2	$ 51.0	$3,362.7
Depreciation, Decommissioning and Amortization (c)	$ 308.5	$ 10.9	$ 5.6	$ 11.3	$ 336.3
Operating Income (Loss)	$ 419.1	$ 1.8	$ 32.5	$ (8.5)	$ 444.9
Equity in Earnings (Losses) of Unconsolidated Affiliates	—	$ 0.4	—	$ (2.7)	$ (2.3)
Net Income (Loss)	$ 160.0	$ 39.4	$ 7.5	$ (52.7)	$ 154.2
Capital Expenditures (d)	$ 400.0	$ 107.7	$ 20.3	$ 83.0	$ 611.0
Total Assets	$6,526.5	$ 597.9	$850.2	$431.5	$8,406.1

(a) Other includes all other non-utility activities, primarily non-utility real estate investment and development by Wispark and non-utility investment in recycling technology by Minergy as well as interest on corporate debt.

(b) Intersegment revenues are not material. An elimination is included in Operating Revenues of $3.1 million, $3.9 million and $1.9 million for 2002, 2001 and 2000, respectively.

(c) The total manufacturing depreciation expense for 2002, 2001 and 2000 were $23.9 million, $32.6 million and $15.5 million, respectively, the majority of which are recorded in cost of goods sold for reporting purposes.

(d) Excludes acquisitions.

Q—RELATED PARTIES

American Transmission Company ("ATC"): The Company has a 42.5% interest in ATC, a regional transmission company established in 2000 under Wisconsin legislation. During 2002 and 2001, the Company paid ATC $87.3 million and $72.9 million, respectively, for transmission services. The Company also provides a variety of operational, maintenance and project management work for ATC, which are reimbursed to the Company by ATC.

Guardian Pipeline: The Company has a one third ownership interest in Guardian Pipeline, an interstate natural gas pipeline. Wisconsin Gas has committed to purchase 650,000 dekatherms per day of capacity (approximately 87% of the pipeline's total capacity) under the terms of a 10 year transportation agreement. Guardian began deliveries to Wisconsin Gas in December 2002.

R—COMMITMENTS AND CONTINGENCIES

Capital Expenditures: Certain commitments have been made in connection with 2003 capital expenditures. During 2003, total capital expenditures are estimated to be approximately $693 million of which approximately $455 million, excluding the purchase of nuclear fuel, is attributable to the utility energy segment, $191 million is attributable to the non-utility energy segment, $20 million is attributable to the manufacturing segment, and $27 million is attributable to other.

Operating Leases: The Company enters into long-term purchase power contracts to meet a portion of its anticipated increase in future electric energy supply needs. These contracts expire at various times through 2013. Certain of these contracts were deemed to qualify as operating leases.

Future minimum payments for the next five years and thereafter for these contracts are as follows:

	(Millions of Dollars)
2003	$ 33.6
2004	38.4
2005	38.6
2006	38.8
2007	39.0
Thereafter	88.2
Total	$276.6

Giddings & Lewis, Inc./City of West Allis Lawsuit: During 2002, Wisconsin Electric entered into Settlement Agreements and Releases with Giddings & Lewis Inc. and Kearney & Trecker Corporation (now a part of Giddings & Lewis) and the City of West Allis, thereby ending all remaining litigation in this lawsuit. Under the Settlement Agreements and Releases, Wisconsin Electric paid $17.3 million as full and final settlement of all damage claims against Wisconsin Electric. These settlements resulted in a 2002 charge of approximately $0.09 per share for Wisconsin Energy. The Settlement Agreements were determined to be in the mutual best interests of the settling parties in order to avoid the burden, inconvenience and expense of continued litigation between the parties and does not constitute an admission of liability or wrongdoing by Wisconsin Electric with respect to any released claims.

On September 25, 2002, Wisconsin Electric filed a lawsuit against its insurance carriers to recover those costs and expenses associated with this matter covered by insurance. Wisconsin Electric intends to fully pursue any and all rights of recovery against its carriers under the applicable insurance policies.

As previously reported, in July 1999, a Milwaukee County Circuit Court jury had issued a verdict against Wisconsin Electric awarding the plaintiffs, Giddings & Lewis, Kearney & Trecker, and the City of West Allis, $4.5 million in compensatory damages and $100 million in punitive damages in an action alleging that Wisconsin Electric had deposited contaminated wastes at two sites owned by the plaintiffs in West Allis, Wisconsin. In September 2001, the Wisconsin Court of Appeals, reversed the $100 million punitive damage judgment in its entirety, ordering a new trial on the issue of punitive damages only. In January 2002, the Wisconsin Supreme Court denied petitions for further review and ordered the Circuit Court to retry the issue of punitive damages. After contested hearings on April 8, 2002, the plaintiffs returned to Wisconsin Electric $117.7 million, consisting of the portion of the paid judgment pertaining to punitive damages and interest accrued on that amount. The new trial was scheduled to commence on October 21, 2002.

On August 21, 2000 and September 29, 2000, two shareholders, who had made prior demands upon Wisconsin Energy and Wisconsin Electric to initiate a shareholder derivative suit against certain officers, directors, employees and agents as a result of the City of West Allis/Giddings & Lewis litigation, filed suits on behalf of Wisconsin Energy shareholders in Milwaukee County Circuit Court. A special committee of independent directors of Wisconsin Energy determined after investigation that a derivative proceeding was not in the Company's best interests. The Company agreed to mediation of the matter which resulted in an acceptable proposal to settle the cases. The Court granted preliminary approval of the settlement agreement on October 29, 2001 and authorized sending notice of the settlement to the shareholders. A final hearing on approval of the settlement agreement was held on January 25, 2002, at which time the Court gave final approval to the settlement and dismissed the cases. The settlement did not have a significant impact on financial position or results of operations.

Environmental Matters: The Company periodically reviews its exposure for remediation costs as evidence becomes available indicating that its remediation liability has changed. Given current information, including the following, management believes that future costs in excess of the amounts accrued and/or disclosed on all presently known and quantifiable environmental contingencies will not be material to the Company's financial position or results of operations.

During 2000, the Company expanded a voluntary program of comprehensive environmental remediation planning for former manufactured gas plant sites and coal-ash disposal sites. The Company has performed a preliminary assessment of twenty-six sites, including fifteen manufactured gas plant sites previously used by Wisconsin Electric or Wisconsin Gas, and eleven coal ash disposal/landfill sites used by Wisconsin Electric, as discussed below. The Company is working with the Wisconsin Department of Natural Resources in its investigation and remediation planning. At this time, the Company cannot estimate future remediation costs associated with these sites beyond those described below.

Manufactured Gas Plant Sites: The Company has completed remediation at four former manufactured gas plant sites, with remediation at additional sites currently being completed Other sites are being investigated or monitored. The Company estimates that the future costs for detailed site investigation and future remediation costs may range from $25-$52 million over the next ten years. This estimate is dependent upon several variables including, among other things, the extent of remediation, changes in technology and changes in regulation. As of December 31, 2002, the Company has established reserves of $28.1 million related to future remediation costs.

The PSCW has allowed Wisconsin utilities, including Wisconsin Electric and Wisconsin Gas, to defer the costs spent on the remediation of manufactured gas plant sites, and has allowed for such costs to be recovered in rates over five years. As such, the Company has recorded a regulatory asset for remediation costs.

Ash Landfill Sites: Wisconsin Electric aggressively seeks environmentally acceptable, beneficial uses for its combustion by-products. However, such coal-ash by-products have been, and to some degree, continue to be disposed in company-owned, licensed landfills. Some early designed and constructed landfills may allow the release of low levels of constituents resulting in the need for various levels of monitoring or adjusting. Where Wisconsin Electric has become aware of these conditions, efforts have been expended to define the nature and extent of any release, and work has been performed to address these conditions. The costs of these efforts are included in the fuel costs of Wisconsin Electric. During 2002, 2001 and 2000, the Company incurred $2.1 million, $1.2 million and $2.9 million, respectively, in coal-ash remediation expenses.

As a result of the Cooperative Agreement, an innovative regulatory agreement signed with the Wisconsin Department of Natural Resources in February 2001, the Company is now able to recover fly ash from its landfills and mix it with coal for combustion at Pleasant Prairie Power Plant. In this way, the carbon left in the ash is recovered as "ash fuel" and the resulting fly ash produced is a high value product sold as a replacement for cement.

Manufacturing Segment: The Company's manufacturing subsidiaries are involved in various environmental matters, including matters in which the subsidiaries or alleged predecessors have been named as potentially responsible parties under the Comprehensive Environmental Response Compensation and Liability Act. The Company has established reserves for all of these environmental contingencies of which management is currently aware.

EPA Information Requests: Wisconsin Electric received a request for information from the United States Environmental Protection Agency ("U.S. EPA") regional offices pursuant to Section 114(a) of the Clean Air Act, in December 2000 and a supplemental request in December 2002. These requests seek information relating to operations of the Company's power plants. Wisconsin Electric submitted information responsive to the December 2000 request and is in the process of submitting information responsive to the supplemental request. These information requests are similar to those issued by the U.S. EPA to numerous electric utility companies over the past two years. The Company will continue to cooperate with the U.S. EPA on these matters. At this time, Wisconsin Energy cannot predict whether the U.S. EPA will allege past violations that might subject the Company to fines or penalties.

Wisvest-Connecticut, formerly a wholly-owned subsidiary of Wisvest, received requests for information from the US EPA regional office pursuant to Section 114(a) of the Clean Air Act in May 2000 and February 2001. Wisvest-Connecticut submitted information responsive to these requests. All membership interests in Wisvest-Connecticut were sold on December 6, 2002 to PSEG Fossil, LLC, which is now the new owner and operator of the electric generating facilities that were the subject of the US EPA information requests. Additionally, any liabilities relating to the information requests which were covered under the guaranty of Wisvest and the Company to United Illuminating, the prior owner of the facilities, have been covered by a guaranty to Wisvest and the Company by PSEG Power, LLC.

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Wisconsin Energy Corporation:

We have audited the accompanying consolidated balance sheet and consolidated statement of capitalization of Wisconsin Energy Corporation and its subsidiaries (the "Company") as of December 31, 2002, and the related consolidated statements of income, common equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of Wisconsin Energy Corporation and its subsidiaries as of December 31, 2001, and for the year then ended, prior to the addition of the transitional disclosures discussed in Note B, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements, and included an explanatory paragraph relating to the change in accounting for derivatives effective January 1, 2001, in their report dated February 5, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Wisconsin Energy Corporation and its subsidiaries at December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As described in Note B, on January 1, 2002, the Company adopted Statement of Financial Accounting Standards (Statement) No. 142, "Goodwill and Other Intangible Assets."

As discussed above, the consolidated financial statements of the Company as of December 31, 2001, and for the year then ended were audited by other auditors who have ceased operations. As described in Note B, these financial statements have been revised to include the transitional disclosures required by Statement No. 142, which was adopted by the Company as of January 1, 2002. Our audit procedures with respect to the disclosure in Note B, included (a) agreeing the previously reported net income to the previously issued financial statements and the adjustments to reported net income representing amortization expense (including any related tax effects) recognized in those periods related to goodwill, intangible assets that are no longer being amortized and changes in amortization periods for intangible assets that will continue to be amortized as a result of initially applying Statement No. 142 (including any related tax effects) to the Company's underlying records obtained from management, and (b) testing the mathematical accuracy of the reconciliation of adjusted net income to reported net income, and the related earnings per share amounts. In our opinion, the disclosures for 2001 in Note B are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 consolidated financial statements of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 consolidated financial statements taken as a whole.

Deloitte & Touche LLP

Deloitte & Touche LLP

Milwaukee, Wisconsin
February 7, 2003

The following report is a copy of a report previously issued by Arthur Andersen LLP in connection with the Company's Annual Report on Form 10-K for the year ended December 31, 2001. This opinion has not been reissued by Arthur Andersen LLP. In fiscal 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). As discussed in Note B of the Notes to Consolidated Financial Statements, the Company has presented the transitional disclosures for fiscal 2001 required by SFAS 142. The Arthur Andersen LLP report does not extend to these transitional disclosures. These disclosures are reported on by Deloitte & Touche LLP as stated in their report appearing herein.

ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Wisconsin Energy Corporation:

We have audited the accompanying consolidated balance sheet and consolidated statement of capitalization of Wisconsin Energy Corporation and its subsidiaries as of December 31, 2001, and the related consolidated statements of income, common equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wisconsin Energy Corporation and its subsidiaries as of December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

As described in Note K, on January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities."

Arthur Andersen LLP

Arthur Andersen LLP
Milwaukee, Wisconsin
February 5, 2002

PRICEWATERHOUSECOOPERS

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and the
Stockholders of Wisconsin Energy Corporation

In our opinion, the consolidated statements of income, of common equity and of cash flows for the year ended December 31, 2000 present fairly, in all material respects, the results of operations and cash flows of Wisconsin Energy Corporation and its subsidiaries for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Milwaukee, Wisconsin
February 6, 2001

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

NUMBER OF COMMON STOCKHOLDERS

As of December 31, 2002, based upon the number of Wisconsin Energy Corporation stockholder accounts (including accounts in Wisconsin Energy's dividend reinvestment and stock purchase plan), there were 64,720 registered stockholders.

COMMON STOCK LISTING AND TRADING

Wisconsin Energy Corporation common stock is listed on the New York Stock Exchange. The ticker symbol is WEC. Daily trading prices and volume can be found in the "NYSE Composite" section of most major newspapers, usually abbreviated as WI Engy.

DIVIDENDS AND COMMON STOCK PRICES

Common Stock Dividends of Wisconsin Energy: Cash dividends on Wisconsin Energy's common stock, as declared by the board of directors, are normally paid on or about the first day of March, June, September and December. Wisconsin Energy reviews its dividend policy on a regular basis. Subject to any regulatory restrictions or other limitations on the payment of dividends, future dividends will be at the discretion of the board of directors and will depend upon, among other factors, earnings, financial condition and other requirements.

Range of Wisconsin Energy Common Stock Prices and Dividends:

	2002			2001		
Quarter	High	Low	Dividend	High	Low	Dividend
First	$25.49	$22.07	$0.20	$22.56	$19.13	$0.20
Second	$26.48	$24.60	0.20	$24.04	$20.10	0.20
Third	$26.16	$20.17	0.20	$24.62	$20.81	0.20
Fourth	$25.30	$21.20	0.20	$23.70	$20.50	0.20
Year	$26.48	$20.17	$0.80	$24.62	$19.13	$0.80

BUSINESS OF THE COMPANY

Wisconsin Energy Corporation was incorporated in the state of Wisconsin in 1981 and became a diversified holding company in 1986. Wisconsin Energy conducts its operations primarily in three operating segments: a utility energy segment, a non-utility energy segment and a manufacturing segment. Wisconsin Energy's primary subsidiaries are Wisconsin Electric Power Company, an electric, gas and steam utility, Wisconsin Gas Company, a gas and water utility and WICOR Industries, Inc., an intermediary holding company whose subsidiaries manufacture pumps, water treatment products and fluid handling equipment.

Utility Energy Segment: The utility energy segment consists of Wisconsin Electric Power Company, which serves over 1,000,000 electric customers in Wisconsin and the Upper Peninsula of Michigan, approximately 420,500 gas customers in Wisconsin and about 470 steam customers in metro Milwaukee, Wisconsin; Wisconsin Gas Company, which serves about 562,000 gas customers in Wisconsin and about 2,400 water customers in suburban Milwaukee, Wisconsin; and Edison Sault Electric Company, an electric utility which serves approximately 22,000 customers in the Upper Peninsula of Michigan. On January 1, 2001, Wisconsin Electric and Edison Sault, together with unaffiliated Wisconsin utilities, transferred their electric transmission assets to American Transmission Company LLC in return for a proportionate ownership interest in this new company. In April 2002, Wisconsin Electric and Wisconsin Gas began doing business under the trade name of "We Energies".

Non-Utility Energy Segment: As of January 1, 2002, the non-utility energy segment consists of W.E. Power, LLC and Wisvest Corporation. We Power was formed in 2001 to design, construct and own the new generating capacity included in the Company's *Power the Future* strategy assuming all required regulatory approvals are obtained. Wisvest owns and operates electric generating facilities and has investments in other energy-related entities and assets. The Company is in the process of reducing the operations of Wisvest.

Manufacturing Segment: The manufacturing segment consists of WICOR Industries, Inc., an intermediary holding company, and its three primary subsidiaries: Sta-Rite Industries, Inc., SHURflo Pump Manufacturing Co. and Hypro Corporation, which are manufacturers of pumps, water treatment products and fluid handling equipment.

For additional financial information about Wisconsin Energy's operating segments, see "Note P—Segment Reporting" in the Notes to Consolidated Financial Statements.

DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS

The information under "Item 1: Election of Directors—Terms Expiring in 2006" in Wisconsin Energy's definitive proxy statement dated March 12, 2003, attached hereto, is incorporated herein by reference.

EXECUTIVE OFFICERS

The figures in parenthesis indicate age and years of service with Wisconsin Energy as of December 31, 2002.

Richard A. Abdoo (58; 27)	Chairman of the Board, President and Chief Executive Officer of Wisconsin Energy Corporation. Chairman of the Board and Chief Executive Officer of Wisconsin Electric Power Company. Chairman of the Board of Wisconsin Gas Company.
Charles R. Cole (56; 3)	Senior Vice President of Wisconsin Electric Power Company.
Stephen P. Dickson (42; 2)	Controller of Wisconsin Energy Corporation, Wisconsin Electric Power Company and Wisconsin Gas Company.
James C. Donnelly (57; 2)	Vice President of WICOR, Inc. President and Chief Executive Officer of WICOR Industries, Inc.
Paul Donovan (55; 3)	Executive Vice President and Chief Financial Officer of Wisconsin Energy Corporation, Wisconsin Electric Power Company and Wisconsin Gas Company.
Richard R. Grigg (54; 32)	Executive Vice President of Wisconsin Energy Corporation. President and Chief Operating Officer of Wisconsin Electric Power Company and Wisconsin Gas Company.
Larry Salustro (55; 5)	Senior Vice President and General Counsel of Wisconsin Energy Corporation, Wisconsin Electric Power Company and Wisconsin Gas Company.

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231 W. Michigan Street, P.O. Box 2949, Milwaukee, WI 53201 1-800-558-9663 www.WisconsinEnergy.com

3420-PS-03
2K3-1294-MD-RD-140M